UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 30, 2022

ENTEGRIS, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

001-32598	41-1941551
(Commission File Number)	(IRS Employer Identification No.)

129 Concord Road, Billerica, MA	01821
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (978) 436-6500

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	ENTG	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

5.950% Senior Unsecured Notes due 2030

On June 30, 2022, Entegris Escrow Corporation (the “Issuer”), a wholly-owned subsidiary of Entegris, Inc. (the “Company” or “Entegris”) completed its previously announced offering of $895,000,000 aggregate principal amount of 5.950% Senior Unsecured Notes due 2030 (the “Notes”). The Company will receive net proceeds from the offering of approximately $865.7 million upon closing of the Merger (as defined below).

Entegris intends to use the net proceeds from the offering, together with the net proceeds of its previously announced offering of senior secured notes, borrowings under its previously announced senior secured first lien term loan B facility (the “term loan facility”), borrowings under its 364-Day Bridge Facility and cash on hand, to (a) finance a portion of the cash consideration for the previously announced merger of Yosemite Merger Sub, Inc., a wholly owned subsidiary of Entegris, with and into CMC Materials, Inc. (“CMC”) (the “Merger”), (b) pay the fees and expenses related to the Merger, the offerings of the senior unsecured notes and the senior secured notes, the term loan facility and the 364-Day Bridge Facility, (c) repay certain existing indebtedness of CMC and Entegris and (d) in the case of the term loan facility, finance working capital and general corporate purposes of Entegris.

The Notes were issued by the Issuer pursuant to an indenture, dated June 30, 2022 (the “Indenture”), between the Issuer and Truist Bank, as trustee (“the “Trustee”).  Truist Securities, Inc., an affiliate of the Trustee, is one of the initial purchasers of the Notes. Affiliates of certain initial purchasers of the Notes, including Truist Bank, are lenders under our existing credit facilities and are expected to be lenders under the term loan facility and our new revolving credit facility.

Interest on the Notes accrues from June 30, 2022 and is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2022, at a rate of 5.950% per year. The Notes will mature on June 15, 2030 unless earlier redeemed or repurchased.

The Issuer may, at its option, redeem, at any time and from time to time prior to June 15, 2025, some or all of the Notes at 100% of the principal amount thereof plus the applicable “make-whole” premium as set forth in the Indenture plus accrued and unpaid interest, if any, to, but excluding, the redemption date. On or after June 15, 2025, Entegris may redeem some or all of each series of notes at the applicable prices set forth in the Indenture plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, Entegris may redeem up to 40% of the principal amount of each series of notes before June 15, 2025 with the net proceeds from one or more equity offerings at the applicable price set forth in the Indenture, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the Indenture, payment defaults or acceleration of other indebtedness and certain events of bankruptcy and insolvency. If an event of default with respect to the Notes occurs and is continuing, the Trustee or holders of at least 25% in principal amount of the Notes may declare the principal and the accrued and unpaid interest, if any, due and payable. These events of default are subject to a number of important qualifications, limitations and exceptions that are described in the Indenture.

The Notes were offered and sold in a private offering that was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Notes were offered within the United States only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States only to non-U.S. investors in accordance with Regulation S under the Securities Act. The Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction. Unless so registered, the Notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

The Indenture (including the form of the Notes (in global form) attached as an exhibit thereto) is filed as Exhibit 4.1 to this Current Report on Form 8-K and are incorporated herein by reference. The above descriptions of the material terms of the Indenture and Notes are qualified in their entirety by reference to such exhibit.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 above is incorporated into this Item 2.03 by reference.

Item 9.01 Financial Statements and Exhibits.

(d)    Exhibits

Exhibit 4.1	Indenture, dated June 30, 2022, among the Issuer and the Trustee.

Exhibit 4.2	Form of 5.950% Senior Unsecured Notes due 2030 (included in Exhibit 4.1).

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information about the Merger and Where to Find It

This Current Report does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This Current Report relates to a proposed business combination between Entegris and CMC. In connection with the proposed transaction, Entegris filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that included a proxy statement of CMC and that also constitutes a prospectus of Entegris. Each of Entegris and CMC may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that Entegris or CMC may file with the SEC.  The Registration Statement was declared effective by the SEC on January 28, 2022 and CMC commenced mailing of the definitive proxy statement/prospectus to its stockholders on or about January 28, 2022. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents and other documents containing important information about Entegris and CMC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris are available free of charge on Entegris’ website at http://Entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@Entegris.com or by phone at +1 978-436-6500. Copies of the documents filed with the SEC by CMC will be available free of charge on CMC’s website at www.CMCmaterials.com/investors or by contacting CMC’s Investor Relations Department by email at investors@CMCmaterials.com by phone at +1 630-499-2600.

Cautionary Note on Forward Looking Statements

This Current Report may contain statements that are not historical facts and are “forward-looking statements” within the meaning of U.S. securities laws.  The words “believe,” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include statements about: the ability of Entegris and the Escrow Issuer to consummate the proposed notes offering; the impact of the COVID-19 pandemic on Entegris’ operations and markets, including supply chain issues related thereto; future period guidance or projections; Entegris’ performance relative to its markets, including the drivers of such performance; market and technology trends, including the duration and drivers of any growth trends and the impact of the COVID-19 pandemic on such trends; the development of new products and the success of their introductions; the focus of Entegris’ engineering, research and development projects; Entegris’ ability to execute on its business strategies, including with respect to Entegris’ expansion of its manufacturing presence in Taiwan; Entegris’ capital allocation strategy, which may be modified at any time for any reason, including share repurchases, dividends, debt repayments and potential acquisitions; the impact of the acquisitions Entegris has made and commercial partnerships it has established; future capital and other expenditures, including estimates thereof; Entegris’ expected tax rate; the impact, financial or otherwise, of any organizational changes; the impact of accounting pronouncements; quantitative and qualitative disclosures about market risk; anticipated leadership, operating model, results of operations, and business strategies of Entegris, CMC and the combined company; anticipated benefits of the Merger; the anticipated impact of the Merger on Entegris’ and CMC’s business and future financial and operating results; the expected amount and timing of synergies from the Merger; the anticipated closing date for the Merger and other aspects of CMC’s and Entegris’ operations or operating results; and other matters.

These forward-looking statements are based on current management expectations and assumptions only as of the date of this Current Report, are not guarantees of future performance and involve known and unknown risks and uncertainties (many of which are beyond Entegris’ and CMC’s control and are difficult to predict) that could cause actual results of Entegris, CMC and/or the combined company following the closing of the Merger to differ materially and adversely from the results expressed in, or implied by, these forward-looking statements.  These risks and uncertainties include, but are not limited to: (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and CMC’s products and solutions; (ii) Entegris’ and CMC’s ability to meet rapid demand shifts; (iii) Entegris’ and CMC’s ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) Entegris’ and CMC’s ability to protect and enforce intellectual property rights; (v) operational, political and legal risks of Entegris’ and CMC’s international operations; (vi) Entegris’ debt profile after giving effect to the Merger; (vii) the increasing complexity of certain manufacturing processes; (viii) raw material shortages, supply and labor constraints and price increases; (ix) changes in government regulations of the countries in which Entegris and CMC operate; (x) the imposition of tariffs, export controls and other trade laws and restrictions and changes foreign and national security policy, especially as they relate to China and as may arise with respect to recent developments regarding Russia and Ukraine; (xi) the fluctuation of currency exchange rates; fluctuations in the market price of Entegris’ stock; (xii) the level of, and obligations associated with, Entegris’ indebtedness, including the notes, and the risks related to holding the notes; (xiii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; (xiv) the ongoing conflict between Russia and Ukraine and the global response to it; and (xv) the other risk factors and additional information described in Entegris’ filings with the SEC. In addition, risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of CMC’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the Merger; the risk associated with the timing of the closing of the Merger, including the risk that the conditions to the Merger are not satisfied on a timely basis or at all and the failure of the Merger to close for any other reason; unanticipated difficulties or expenditures relating to the Merger, the outcome of any legal proceedings related to the Merger, the response and retention of business partners and employees as a result of the announcement and pendency of the Merger; and the diversion of management time on transaction-related issues. These risks, as well as other risks related to the proposed transaction, are included in the offering memorandum.  While the list of factors presented here is, and the list of factors to be presented in the offering memorandum are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For a more detailed discussion of such risks and other factors, see Entegris’ and CMC’s filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 4, 2022, Entegris’ Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2022, which was filed with the SEC on April 26, 2022, CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021 and amended by the Form 10-K/A filed with the SEC on January 19, 2022, CMC’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2021, which was filed with the SEC on February 3, 2022, CMC’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022, which was filed with the SEC on May 5, 2022, and in other periodic filings, available on the SEC website or www.entegris.com or www.cmcmaterials.com. Entegris and CMC assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this Current Report, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENTEGRIS, INC.

Date: June 30, 2022	By:	/s/ Gregory B. Graves
	Name:	Gregory B. Graves
Executive Vice President & Chief Financial Officer

Exhibit 4.1

ENTEGRIS ESCROW CORPORATION

as Escrow Issuer,

and

TRUIST BANK

as Trustee,

INDENTURE

Dated as of June 30, 2022

$895,000,000

5.950% Senior Unsecured Notes Due 2030

ARTICLE EIGHT MERGER, CONSOLIDATION OR SALE OF ALL OR SUBSTANTIALLY ALL ASSETS

SECTION 801.	Issuer May Consolidate, etc., Only on Certain Terms	71
SECTION 802.	Successor Substituted	73
SECTION 803.	Escrow Merger	73

ARTICLE NINE AMENDMENTS, SUPPLEMENTS AND WAIVERS

SECTION 901.	Amendments or Supplements Without Consent of Holders	73
SECTION 902.	Amendments, Supplements or Waivers with Consent of Holders	75
SECTION 903.	Execution of Amendments, Supplements or Waivers	76
SECTION 904.	Effect of Amendments, Supplements or Waivers	76
SECTION 905.	[Reserved]	76
SECTION 906.	Reference in Notes to Supplemental Indentures	76
SECTION 907.	Notice of Supplemental Indentures	76

ARTICLE TEN COVENANTS

SECTION 1001.	Payment of Principal, Premium, if any, and Interest	77
SECTION 1002.	Maintenance of Office or Agency	77
SECTION 1003.	Money for Notes Payments to Be Held in Trust	77
SECTION 1004.	Organizational Existence	78
SECTION 1005.	[Reserved]	78
SECTION 1006.	[Reserved]	78
SECTION 1007.	[Reserved]	78
SECTION 1008.	Statement by Officer as to Default	79
SECTION 1009.	Reports and Other Information	79
SECTION 1010.	Limitation on Liens	80
SECTION 1011.	Limitation on Subsidiary Debt	81
SECTION 1012.	Limitation on Sale and Leaseback Transactions	85
SECTION 1013.	Change of Control Repurchase Event	86
SECTION 1014.	Escrow Fundings	87
SECTION 1015.	Escrow Agreement	88
SECTION 1016.	Limitations on Activities Prior to the Escrow Merger	88

ARTICLE ELEVEN REDEMPTION OF NOTES

SECTION 1101.	Right of Redemption	89
SECTION 1102.	[Reserved]	90
SECTION 1103.	Election to Redeem; Notice to Trustee	90
SECTION 1104.	Selection by Trustee of Notes to Be Redeemed	90
SECTION 1105.	Notice of Redemption	91
SECTION 1106.	Deposit of Redemption Price	92
SECTION 1107.	Notes Payable on Redemption Date	92
SECTION 1108.	Notes Redeemed in Part	93
SECTION 1109.	Special Mandatory Redemption	93

ARTICLE TWELVE GUARANTEES

SECTION 1201.	Note Guarantees	94
SECTION 1202.	Severability	96
SECTION 1203.	Additional Guarantors	96
SECTION 1204.	Limitation of Guarantors’ Liability	96
SECTION 1205.	Contribution	96
SECTION 1206.	Subrogation	97
SECTION 1207.	Reinstatement	97
SECTION 1208.	Release of a Guarantor	97
SECTION 1209.	Benefits Acknowledged	98
SECTION 1210.	Effectiveness of Note Guarantees	98
SECTION 1211.	Covenant to Guarantee the Notes	98

ARTICLE THIRTEEN LEGAL DEFEASANCE AND COVENANT DEFEASANCE

SECTION 1301.	Issuer’s Option to Effect Legal Defeasance or Covenant Defeasance	98
SECTION 1302.	Legal Defeasance and Discharge	98
SECTION 1303.	Covenant Defeasance	99
SECTION 1304.	Conditions to Legal Defeasance or Covenant Defeasance	99
SECTION 1305.	Deposited Money and Government Securities To Be Held in Trust; Other Miscellaneous Provisions	101
SECTION 1306.	Reinstatement	101

APPENDIX & EXHIBITS

APPENDIX I	Rule 144A/Regulation S
EXHIBIT 1 to APPENDIX I	Rule 144A/Regulation S – Form of Initial Note
EXHIBIT 2 to APPENDIX I	Rule 144A/Regulation S – Form of Transferee Letter of Representation
EXHIBIT A	Form of Supplemental Indenture to Be Delivered by Subsequent Guarantors
EXHIBIT B	Form of Supplemental Indenture to Be Delivered in accordance with the Assumption
EXHIBIT C	Form of Incumbency Certificate

INDENTURE, dated as of June 30, 2022 (this “Indenture”), between ENTEGRIS ESCROW CORPORATION, a Delaware corporation (the “Escrow Issuer”) and TRUIST BANK, as Trustee (as defined below).

RECITALS OF THE ISSUER

The Escrow Issuer has duly authorized the creation of an issue of 5.950% Senior Unsecured Notes due 2030 issued on the date hereof (the “Initial Notes”) and, to provide therefor, the Escrow Issuer has duly authorized the execution and delivery of this Indenture.

All things necessary to make the Notes (as defined herein), when executed by the Escrow Issuer and authenticated and delivered hereunder and duly issued by the Escrow Issuer, the valid and legally binding obligations of the Escrow Issuer and to make this Indenture a valid and legally binding agreement of the Escrow Issuer, in accordance with their and its terms, have been done.

After the Issue Date, Entegris, Inc., a Delaware corporation (the “Company”) and the direct parent of the Escrow Issuer, expects to consummate the acquisition of CMC Materials, Inc., a Delaware corporation (the “Target”), pursuant to the Agreement and Plan of Merger, dated as of December 14, 2021 (the “Merger Agreement”), among the Target, the Company and Yosemite Merger Sub, Inc., a Delaware corporation and Wholly Owned Subsidiary of the Company (“Merger Sub”), whereby Merger Sub will merge with and into the Target, with the Target surviving as a direct, Wholly Owned Subsidiary of the Company (the “Acquisition”).

Substantially concurrently with the consummation of the Acquisition, certain of the Company’s direct and indirect subsidiaries (including the Target and certain of its direct and indirect subsidiaries) (collectively, the “Assumption Guarantors”) and the Company shall enter into a supplemental indenture substantially in the form set forth in Exhibit B hereto whereby such Assumption Guarantors will become parties to this Indenture and the Company shall assume all of the Escrow Issuer’s obligations as Issuer under this Indenture.

Each of the parties hereto is entering into this Indenture for the benefit of the other parties and for the equal and ratable benefit of the Holders (as defined below) of (i) the Initial Notes and (ii) any Additional Notes (as defined herein) that may be issued from time to time under this Indenture.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and ratable benefit of all Holders, as follows:

ARTICLE ONE

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 101.          Rules of Construction.

(a)          For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)
the terms defined in this Article or the Appendix have the meanings assigned to them in this Article or the Appendix and words in the singular include the plural and words in the plural include the singular;

(2)	all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP (as defined herein);

(3)	the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(4)	all references to Articles, Sections, Exhibits and Appendices shall be construed to refer to Articles and Sections of, and Exhibits and Appendices to, this Indenture;

(5)	“or” is not exclusive;

(6)	“including” means including without limitation;

(7)	all references to the date the Notes were originally issued shall refer to the Issue Date; and

(8)
any reference to interest on, or in respect of, any Note in this Indenture shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable pursuant to Section 503; any express mention of Additional Interest in any provision of this Indenture shall not be construed as excluding Additional Interest in those provisions of this Indenture where such express mention is not made.

(b)          When calculating the availability under any basket or ratio under this Indenture, in each case for any purpose in connection with a Limited Condition Acquisition, the date of determination of such basket or ratio and of any Default may, at the option of the Issuer, be the date the definitive agreement(s) for such Limited Condition Acquisition is entered into (which, for the avoidance of doubt, may be before the Issue Date).  Any such ratio or basket shall be calculated on a pro forma basis after giving effect to such Limited Condition Acquisition and other transactions in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof and the granting, creation, incurrence or suffering to exist of any Lien) as if they had been consummated at the beginning of the applicable period for purposes of determining the ability to consummate any such Limited Condition Acquisition; provided, however, that if the Issuer elects to make such determination as of the date of such definitive agreement(s), then (i) if any of such ratios are no longer complied with or baskets are exceeded as a result of fluctuations in such ratio (including due to fluctuations in EBITDA or other financial result or metric of the Issuer or the target company) or basket subsequent to such date of determination and at or prior to the consummation of the relevant Limited Condition Acquisition, such ratios or baskets will not be deemed to have been breached or exceeded as a result of such fluctuations solely for purposes of determining whether the Limited Condition Acquisition is permitted under this Indenture and (ii) such ratios or baskets shall not be tested at the time of consummation of such Limited Condition Acquisition or related transactions; provided further, however, that if the Issuer elects to have such determinations occur at the time of entry into such definitive agreement(s), any such transactions (including any incurrence of Indebtedness and the use of proceeds thereof and the granting, creation, incurrence or suffering to exist of any Lien) shall be deemed to have occurred on the date the definitive agreement(s) is entered into and shall be deemed outstanding thereafter for purposes of calculating any ratios or baskets under this Indenture after the date of such definitive agreement(s) and before the consummation of such Limited Condition Acquisition, unless such definitive agreement(s) is terminated or such Limited Condition Acquisition or incurrence of Indebtedness or such other transaction to which pro forma effect is being given is abandoned or with respect to which the Issuer has delivered an Officer’s Certificate to the Trustee stating that such transaction will not occur.

SECTION 102.          Definitions.

“2028 Notes” means the $400,000,000 aggregate principal amount of 4.375% Senior Unsecured Notes due 2028 issued by the Company and guaranteed by the guarantors party thereto.

“2029 Notes” means the $400,000,000 aggregate principal amount of 3.625% Senior Unsecured Notes due 2029 issued by the Company and guaranteed by the guarantors party thereto.

“Acquisition” has the meaning set forth in the preamble hereto.

“Act”, when used with respect to any Holder, has the meaning specified in Section 105.

“Additional Escrow Amount” means an amount equal to (a) all interest that could accrue on any Future Escrow Debt from and including the date of issuance thereof to and including the date of any potential mandatory redemption to occur if the proceeds of such Future Escrow Debt are not released from the applicable Future Escrow Account, plus (b) the amount of any original issue discount on such Future Escrow Debt, plus (c) all fees and expenses that are incurred in connection with the issuance of such Future Escrow Debt and all fees, expenses or other amounts payable in connection with any redemption of such Future Escrow Debt.

“Additional Interest” has the meaning specified in Section 503.

“Additional Notes” means any Notes issued by the Issuer pursuant to Section 313.

“Adjusted Net Assets” has the meaning specified in Section 1205.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person.  For purposes of this definition, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.  For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” have correlative meanings.

“Agent” means any Note Registrar, Transfer Agent, co-registrar, Notes Custodian, Paying Agent or other agent appointed in accordance with this Indenture to perform any function that this Indenture authorized such agent to perform.

“Aggregate Net Availability Debt” means, as of any date of determination, the sum of the following (in each case without duplication):  (a) the then outstanding aggregate principal amount of Indebtedness of the Issuer and its Subsidiaries incurred pursuant to clauses (10) and (11) of the definition of “Permitted Liens”; plus (b) the then outstanding aggregate principal amount of all Subsidiary Debt incurred after the Issue Date pursuant to Section 1011(a)(12); provided that, any such Subsidiary Debt will be excluded from this clause (b) to the extent that such Subsidiary Debt (or the related Indebtedness) is included in clause (a) or (c) of this definition; plus (c) the then existing Attributable Debt of the Issuer and its Subsidiaries in respect of Sale and Leaseback Transactions entered into after the Issue Date pursuant to Section 1012(c); provided that any such Attributable Debt will be excluded from this clause (c) to the extent of Indebtedness relating thereto is included in clause (a) or (b) of this definition; provided further that, in no event will the amount of any Indebtedness (including Guarantees of such Indebtedness) be required to be included in the calculation of Aggregate Net Availability Debt more than once despite the fact that more than one Person is obligated with respect to such Indebtedness and despite the fact that such Indebtedness is secured by the assets of more than one Person (for example, in the case where more than one Subsidiary has Guaranteed or otherwise become liable for such Indebtedness or in the case where there are Liens on assets of one or more of the Issuer and its Subsidiaries securing such Indebtedness or one or more Guarantees thereof, the amount of Indebtedness so Guaranteed or secured shall only be included once in the calculation of Aggregate Net Availability Debt); minus (d) the aggregate amount of cash and Company Cash Equivalents of the Issuer and its Subsidiaries (other than any Future Escrow Subsidiary) as of such date (but disregarding the proceeds of Indebtedness that is incurred on such date).

For purposes of calculating the amount of “Aggregate Net Availability Debt” for purposes of clause (10) of the definition of “Permitted Liens”, Section 1011(a)(12) and Section 1012(c), the Issuer may elect to treat all or any portion of the committed amount of any Indebtedness that may be incurred or secured by such Lien, as the case may be, as being incurred as of the time the commitment thereunder is first extended and any subsequent incurrence of Indebtedness under such commitment that was so treated shall not be deemed to be an incurrence of additional Indebtedness or an additional Lien at such subsequent time; provided further, however, that such committed amount shall be treated as outstanding Indebtedness (whether or not outstanding) for each subsequent calculation of the “Aggregate Net Availability Debt” hereunder for so long as such Indebtedness is so designated.  In addition, (i) any Future Escrow Debt, for so long as it is solely an obligation of a Future Escrow Subsidiary, shall be deemed to not constitute Aggregate Net Availability Debt and (ii) any Permitted Revolving Indebtedness in the form of undrawn letters of credit shall be deemed to not constitute Aggregate Net Availability Debt.

“Amended and Restated Credit and Guaranty Agreement” means the Credit and Guaranty Agreement as amended and restated pursuant to the amendment and restatement agreement to be entered into on or before the Effective Date in connection with the Acquisition.

“Amended and Restated Credit Facilities” means the Revolving Facility and the Term Loan Facility from and after the effectiveness of the Amended and Restated Credit and Guaranty Agreement.

“Appendix” has the meaning specified in Section 201.

“Applicable Measurement Period” in effect at any time means the Issuer’s most recently ended four fiscal quarters immediately preceding the applicable date of determination for which internal financial statements are available (as determined in good faith by the Issuer).

For purposes of calculating the “Aggregate Net Availability Debt” test contemplated by clause (10) of the definition of “Permitted Liens”, Section 1011(a)(12) and Section 1012(c), Pro Forma Events that have been consummated by the Issuer or any Subsidiary of the Issuer during the Applicable Measurement Period or subsequent to such Applicable Measurement Period and on or prior to or simultaneously with the applicable date of determination shall be given pro forma effect assuming that all such Pro Forma Events (and the change in any associated Aggregate Net Availability Debt and the change in EBITDA resulting therefrom) had occurred on the first day of the Applicable Measurement Period.  If since the beginning of such period any Person (that subsequently became a Subsidiary of the Issuer or was merged with or into the Issuer or any Subsidiary of the Issuer since the beginning of such period) shall have consummated any Pro Forma Event, then the applicable amount shall be calculated giving pro forma effect to such Pro Forma Event for such Applicable Measurement Period as if such Pro Forma Event had occurred at the beginning of the Applicable Measurement Period.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1)	1.00% of the then outstanding principal amount of such Note; or

(2)
the excess, if any, of (a) the present value at such Redemption Date of (i) the Redemption Price (such Redemption Price being set forth in the table appearing in Section 1101) of such Note at June 15, 2025, plus (ii) all required interest payments due on such Note through June 15, 2025 (excluding accrued interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the then outstanding principal amount of such Note.

Calculation of the Applicable Premium will be made by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate; provided, however, that such calculation or the correctness thereof shall not be a duty or obligation of the Trustee.

“Applicable Procedures” means, with respect to any payment, tender, redemption, transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary that apply to such payment, tender, redemption, transfer or exchange.

“Assumption” means the consummation of the transactions whereby the Company will assume all of the obligations of the Escrow Issuer under the Notes and this Indenture pursuant to a supplemental indenture substantially in the form set forth hereto as Exhibit B.

“Assumption Guarantors” has the meaning set forth in the preamble hereto.

“Attributable Debt” means, with respect to any Sale and Leaseback Transaction, at the time of determination, the lesser of (a) the sale price of the property so leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease included in such transaction and the denominator of which is the base term of such lease, and (b) the total obligation (discounted to the present value at the implicit interest factor, determined in accordance with GAAP, included in the rental payments) of the lessee for rental payments (other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the base term of the lease included in such transaction.  Notwithstanding the foregoing, if such Sale and Leaseback Transaction results in a Finance Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Finance Lease Obligation”.

“Authenticating Agent” has the meaning specified in Section 612.

“Bankruptcy Law” means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law and the law of any other jurisdiction relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the board of directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means, with respect to the Issuer, a duly adopted resolution of the Board of Directors of the Issuer or any committee of such Board of Directors.

“Business Day” means any day that is not a Saturday, Sunday or other day on which the Trustee or banking institutions in New York, New York are authorized or required by law to close.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)
any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“CFC” means any Subsidiary of the Issuer that is a “controlled foreign corporation” within the meaning of Section 957 of the Internal Revenue Code of 1986.

“CFC Holding Company” means any Domestic Subsidiary that is treated as a partnership or a disregarded entity for United States federal income tax purposes and that has no material assets other than Capital Stock in one or more Subsidiaries of the Issuer that are CFCs.

“Change of Control” means the occurrence of any of the following:

(1)
the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or other business combination transaction), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) and Section 14(d) of the Exchange Act) other than to the Issuer or one of its Subsidiaries;

(2)
the consummation of any transaction (including any merger or consolidation or purchase of Capital Stock) the result of which is that any “person” (as that term is used in Section 13(d) and Section 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50.00% of the outstanding Voting Stock of the Company, or other Voting Stock into which the Voting Stock of the Company is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(3)
the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Voting Stock of the Company outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person immediately after giving effect to such transaction; or

(4)	the adoption of a plan relating to the liquidation or dissolution of the Company.

“Change of Control Offer” has the meaning specified in Section 1013.

“Change of Control Payment” has the meaning specified in Section 1013.

“Change of Control Payment Date” has the meaning specified in Section 1013.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Ratings Event.

“Company” has the meaning set forth in the preamble hereto.

“Company Cash Equivalents” means, as at any date of determination, any of the following:

(1)	money, currency or a credit balance in any demand or deposit account;

(2)
marketable securities (i) issued or directly and unconditionally Guaranteed as to interest and principal by the United States of America or (ii) issued by any agency of the United States of America, in each case maturing within two years after such date;

(3)
marketable direct obligations issued by any State of the United States of America or the District of Columbia or any political subdivision of any such State or District or any public instrumentality thereof, in each case maturing within two years after such date and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4)
corporate obligations maturing no more than 270 days from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(5)
certificates of deposit or bankers’ acceptances maturing within one year after such date and issued or accepted by any commercial bank organized under the laws of the United States of America, any State thereof or the District of Columbia that (i) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator) and (ii) has Tier 1 capital (as defined in such regulations) of not less than $1,000,000,000;

(6)
fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (1) above and entered into with a financial institution satisfying the criteria of clause (5) above;

(7)
shares of any money market mutual fund that (i) has substantially all its assets invested continuously in the types of investments referred to in clauses (1) through (4) above, (ii) has net assets of not less than $5,000,000,000 and (iii) has the highest rating obtainable from either S&P or Moody’s;

(8)
in the case of any Foreign Subsidiary, other short-term investments that are analogous to the foregoing, are of comparable credit quality and are customarily used by companies in the jurisdiction of such Foreign Subsidiary for cash management purposes; and

(9)
marketable corporate bonds for which an active trading market exists and price quotations are available, in each case maturing within two years after such date and issued by Persons that are not Affiliates of the Issuer and where such persons (i) in the case of any such bonds maturing more than 12 months from the date of the acquisition thereof, have a long-term credit rating of at least AA- from S&P or Aa3 from Moody’s or (ii) in the case of any such bonds maturing less than or equal to 12 months from the date of the acquisition thereof, have a long-term credit rating of at least A+ from S&P or A1 from Moody’s; provided, however, that the portfolio of any such bonds included as Company Cash Equivalents at any time shall have a weighted average maturity of not more than 360 days.

“Consolidated Net Tangible Assets” means, as of any date, the total assets of the Issuer and its Subsidiaries as of the most recent fiscal quarter end for which a consolidated balance sheet of the Issuer and its Subsidiaries is available, minus all current liabilities of the Issuer and its Subsidiaries reflected on such balance sheet and minus total goodwill and other intangible assets of the Issuer and its Subsidiaries reflected on such balance sheet, all calculated on a consolidated basis in accordance with GAAP.

“Consolidated Total Assets” means, as of any date, the total consolidated assets of the Issuer and its Subsidiaries, on a consolidated basis, as of the most recent fiscal quarter end for which a consolidated balance sheet of the Issuer and its Subsidiaries is available, calculated in accordance with GAAP.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person Guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“continuing” means, with respect to any Default, that such Default has not been cured or waived.

“Corporate Trust Office” means the corporate trust office of the Trustee, at which at any particular time its corporate trust business in relation to this Indenture shall be principally administered, which office at the date of execution of this Indenture is located at Truist Bank, 2713 Forest Hills Road, S.W., Building 2, Floor 2, Wilson, NC 27893, Attn:  Corporate Trust and Escrow Services, and for Agent services such office shall also mean the office or agency of the Trustee located at Truist Bank, Attn:  Corporate Trust and Escrow Services, 919 East Main Street, 2nd Floor Richmond, Virginia 23219.

“Covenant Defeasance” has the meaning specified in Section 1303.

“Credit and Guaranty Agreement” means the credit and guaranty agreement, dated as of November 6, 2018 (as amended, restated, supplemented or otherwise modified from time to time), among the Company, the guarantors party thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent thereunder.

“Credit Facility” means, with respect to the Company, the Escrow Issuer or any Subsidiary of the Company, (1) the Existing Credit Facilities, (2) the Amended and Restated Credit Facilities and (3) one or more debt facilities or other financing arrangements (including commercial paper facilities with banks or other institutional lenders) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness (other than bonds, notes or similar capital markets indebtedness), including any notes, mortgages, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, replacements, exchanges, refinancings or refundings thereof, in whole or in part, and any credit facilities or commercial paper facilities with banks or other institutional lenders that renew, refund, exchange, refinance or replace any part of the loans, other credit facilities or commitments thereunder, including any such refinancing facility that increases the amount permitted to be borrowed or issued thereunder or alters the maturity thereof or adds Subsidiaries of the Issuer as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders or holders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Defaulted Interest” has the meaning specified in Section 307(b).

“Depositary” means The Depository Trust Company, its nominees and their respective successors.

“Derivative Instrument” means, with respect to any Person, any contract, instrument or other right to receive payment or delivery of cash or other assets to which such Person or any Affiliate of such Person that is acting in concert with such Person in connection with such Person’s investment in the Notes (other than a Screened Affiliate) is a party (whether or not requiring further performance by such Person), the value and/or cash flows of which (or any material portion thereof) are materially affected by the value and/or performance of the Notes and/or the creditworthiness of the Issuer and/or any one or more of the Guarantors (the “Performance References”).

“Directing Holder” has the meaning specified in Section 502(f).

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, other than as a result of a change of control, asset sale or casualty or condemnation event pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, other than as a result of a change of control, asset sale or casualty or condemnation event, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.  The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that the Issuer and its Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Subsidiary of the Issuer that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“EBITDA” means, for any period,

(1)
the net income (or loss) of the Issuer and its Subsidiaries for such period, determined on a consolidated basis in conformity with GAAP and to the extent attributable to the Issuer; provided that (a) any net income (or loss) of any Person (including any Person accounted for by the equity method of accounting) that is not the Issuer or a Subsidiary of the Issuer shall be excluded, except to the extent of the amount of cash and Company Cash Equivalents (or of other assets, but only to the extent of cash and Company Cash Equivalents received during the same accounting period as such distribution of such assets as a result of a conversion of such assets into cash or Company Cash Equivalents) actually distributed during such period by any such Person to the Issuer or a Subsidiary of the Issuer as a dividend or similar distribution (and except that the provisions of this clause (a) will not apply to the extent inclusion of net income (or loss) of such Person is required for any calculation of EBITDA with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth below and in the second paragraph of the definition of “Applicable Measurement Period”), (b) the net income (or loss) of any Person accrued prior to the date it becomes a Subsidiary of the Issuer or is merged or consolidated with or into the Issuer or any of its Subsidiaries shall be excluded (except to the extent inclusion of such net income (or loss) of such Person is required for any calculation of EBITDA with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth below and in the second paragraph of the definition of “Applicable Measurement Period”), (c) the cumulative effect of a change in accounting principles during such period shall be excluded and (d) the accounting effects during such period of adjustments to inventory, property and equipment, goodwill and other intangible assets and deferred revenue required or permitted by GAAP (including the effects of such adjustments pushed down to the Issuer and its Subsidiaries), and all other impacts of the application of purchase accounting, as a result of any acquisition shall be excluded, plus

(2)
an amount which has been deducted for such period pursuant to the calculation in clause (1) above (or, in the case of amounts pursuant to clauses (ix), (xi) and (xii) below, not already included in clause (1) above) for, without duplication:

(i)
total interest expense determined in conformity with GAAP (including, (A) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (B) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances, (C) non-cash interest payments, (D) the interest component of Finance Lease Obligations, (E) net payments, if any, made (less net payments, if any, received) pursuant to interest rate hedge agreements with respect to Indebtedness, (F) amortization or write-off of deferred financing fees, debt issuance costs, commissions, fees and expenses, including commitment, letter of credit and administrative fees and charges with respect to any Credit Facilities and with respect to other Indebtedness permitted to be incurred hereunder, and (G) any expensing of commitment and other financing fees) and, to the extent not reflected in such total interest expense, any losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of interest income and gains on such Hedging Obligations, and costs of surety bonds in connection with financing activities (whether amortized or immediately expensed), for such period;

(ii)
provision for taxes based on income, revenues, profits or capital, including Federal, foreign, state, local, franchise, excise and similar taxes and foreign withholding taxes paid or accrued during such period, including (A) penalties and interest related to such taxes or arising from any tax examinations and (B) in respect of repatriated funds, for such period;

(iii)	total depreciation expense and total amortization expense for such period;

(iv)	extraordinary, unusual or nonrecurring charges, expenses or losses for such period;

(v)
any charges, expenses or losses for such period attributable to disposed, abandoned or discontinued operations (other than disposed, abandoned or discontinued operations pending disposal, abandonment and/or discontinuation thereof);

(vi)
any after-tax losses attributable to any disposition of assets by the Issuer or any Subsidiary of the Issuer, other than dispositions of inventory and other dispositions in the ordinary course of business;

(vii)
non-cash charges, expenses or losses for such period, including (A) impairment charges and reserves and any other write-down or write-off of assets, (B) non-cash fair value adjustments of Investments and (C) non-cash compensation expense, but excluding (1) any such non-cash charge, expense or loss to the extent that it represents an amortization of a prepaid cash expense that was paid and not expensed in a prior period or write-down or write-off or reserves with respect to accounts receivable (including any addition to bad debt reserves or bad debt expense) or inventory and (2) any non-cash charge, expense or loss to the extent it represents an accrual of or a reserve for cash expenditures in any future period; provided, however, that, at the option of the Issuer, notwithstanding the exclusion in this clause (2) any such noncash charge, expense or loss may be added back in determining EBITDA for the period in which it is recognized, so long as any cash expenditure made on account thereof in any future period is deducted pursuant to clause (4) below;

(viii)
restructuring charges, accruals and reserves, severance costs, relocation costs, retention and completion bonuses, integration costs and business optimization expenses, including any restructuring costs, business optimization expenses and integration costs related to acquisitions (including the Acquisition), project start-up costs, transition costs, costs related to the opening, closure or consolidation of offices and facilities (including the termination or discontinuance of activities constituting a business), contract termination costs, recruiting, signing and completion bonuses and expenses, future lease commitments, systems establishment costs, conversion costs, excess pension charges and curtailments or modifications to pension and post-retirement employee benefit plans (including any settlement of pension liabilities) and consulting fees, for such period;

(ix)
the amount of pro forma “run rate” cost savings, operating expense reductions, other operating improvements and synergies projected by the Issuer in good faith to be realized (calculated on a pro forma basis as though such items had been realized on the first day of the Applicable Measurement Period, net of the amount of actual benefits realized during such period that are otherwise included in the calculation of EBITDA from such actions) as a result of actions taken or to be taken in connection with any Pro Forma Event (including the Acquisition) or related to restructuring, cost saving or operational initiatives; provided, however, that (A) such cost savings, operating expense reductions or other operating improvements and synergies are reasonably identifiable, factually supportable and reasonably anticipated to be realized within 24 months after the consummation of the Pro Forma Event or implementation of such initiative, as determined in good faith by the Issuer, (B) such actions (or substantial steps in respect of such actions) have been taken or are expected by the Issuer in good faith to be taken within such period, (C) no cost savings, operating expense reductions, operating improvements and synergies shall be added pursuant to this clause (ix) to the extent duplicative of any items otherwise added in calculating EBITDA for such period, and (D) projected (and not yet realized) amounts may no longer be added in calculating EBITDA pursuant to this clause (ix) after 24 months after the consummation of such Pro Forma Event or implementation of such initiative;

(x)
transaction fees and expenses incurred, or amortization thereof, during such period in connection with, to the extent permitted hereunder, any acquisition (including the Acquisition) or other Investment, any disposition (other than in the ordinary course of business), any casualty or condemnation event, any incurrence of Indebtedness, any issuance of Equity Interests or any amendments or waivers of the Credit and Guaranty Agreement or any agreements or instruments relating to any other Indebtedness permitted hereunder, in each case, whether or not consummated;

(xi)
charges, expenses, losses and lost profits for such period to the extent indemnified or insured by a third party, including expenses covered by indemnification provisions in connection with any acquisition or disposition permitted by this Indenture and lost profits covered by business interruption insurance, in each case, to extent that coverage has not been denied and only so long as such amounts are either actually reimbursed to the Issuer or any Subsidiary of the Issuer during such period or the Issuer has made a good faith determination that there exists reasonable evidence that such amounts will be reimbursed to the Issuer or any Subsidiary of the Issuer within 12 months after the related amount is first added to EBITDA pursuant to this clause (xi);

(xii)
cash receipts (or any netting arrangements resulting in reduced cash expenses) during such period not included in EBITDA in any prior period to the extent non-cash gains relating to such receipts were deducted in the calculation of EBITDA pursuant to clause (3) below for any prior period and not added back;

(xiii)
net losses during such period (A) resulting from fair value accounting required by FASB ASC 815, (B) relating to mark-to-market of amounts denominated in foreign currencies resulting from the application of FASB ASC 830 or (C) attributable to foreign currency translation;

(xiv)	any losses for such period attributable to early extinguishment of Indebtedness or obligations under any hedge agreement or other derivative instrument;

(xv)
cash expenses relating to contingent or deferred payments in connection with any acquisition or other Investment permitted hereunder (including earn-outs, non-compete payments, consulting payments and similar obligations) and any adjustments thereof and any purchase price adjustments for such period; and

(xvi)	any income (or loss) attributable to non-controlling interests in any non-Wholly Owned Subsidiary of the Issuer; minus

(3)	an amount which, in the calculation made pursuant to clause (1) above for such period, has been included for, without duplication:

(i)	all extraordinary, unusual or nonrecurring gains and items of income during such period;

(ii)
any gains or income attributable to disposed, abandoned or discontinued operations (other than disposed, abandoned or discontinued operations pending disposal, abandonment and/or discontinuation thereof);

(iii)
any after-tax gains attributable to any disposition of assets by the Issuer or any Subsidiary of the Issuer, other than dispositions of inventory and other dispositions in the ordinary course of business;

(iv)
any non-cash gains or income (other than the accrual of revenue in the ordinary course) during such period, but excluding any such items in respect of which cash was received in a prior period or will be received in a future period;

(v)
net gains during such period (A) resulting from fair value accounting required by FASB ASC 815, (B) relating to mark-to-market of amounts denominated in foreign currencies resulting from the application of FASB ASC 830 or (C) attributable to foreign currency translation; and

(vi)	any gains for such period attributable to early extinguishment of Indebtedness or obligations under any hedge agreement or other derivative instrument; minus

(4)
to the extent not deducted in the calculation made pursuant to clause (1) above during such period, all cash payments made during such period on account of non-cash charges that were added back in calculating EBITDA for a prior period in reliance on the proviso to clause (2)(vii) above.

Whenever pro forma effect is to be given to any Pro Forma Event, the pro forma effect shall be calculated in a reasonable and factually supportable manner by the Issuer and in the manner that is consistent with this definition of EBITDA.  For the avoidance of doubt, the amount of pro forma “run rate” cost savings, operating expense reductions, other operating improvements and synergies projected by the Issuer in good faith to be realized as a result of actions taken or to be taken in connection with any Pro Forma Event may be included in EBITDA in the manner, and subject to the limitations, set forth in this definition.

“Effective Date” means the date of the consummation of the Acquisition and the Assumption.

“Escrow Agent” means Truist Bank, in its capacity as bank, securities intermediary and escrow agent appointed and authorized under the Escrow Agreement, and any successor thereto in such capacity.

“Escrow Agreement” means the Escrow Agreement dated June 30, 2022, by and among the Escrow Issuer, Truist Bank as Trustee under this Indenture and the Escrow Agent.

“Escrow Issuer” has the meaning set forth in the preamble hereto.

“Escrow Merger” means the merger of the Escrow Issuer with and into the Company, with the Company continuing as the surviving corporation, on the Effective Date.

“Escrow Release” has the meaning set forth in Section 1015(a).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private sale of common stock or preferred stock (excluding Disqualified Stock) of the Issuer consummated after the Issue Date, other than (i) public offerings with respect to common stock registered on Form S-4 or Form S-8 (or any similar offering in any other jurisdiction or otherwise issuable under any employee benefit plan of the Issuer) or (ii) an issuance to any Subsidiary of the Issuer.

“Event of Default” has the meaning set forth in Section 501.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Subsidiary” means (i) any CFC Holding Company, (ii) any CFC or (iii) any Subsidiary of a CFC.

“Existing Credit Facilities” means the Revolving Facility and the Term Loan Facility prior to the effectiveness of the Amended and Restated Credit and Guaranty Agreement.

“Finance Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a finance lease that would at that time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Finance Subsidiary” means any Subsidiary, whether now existing or hereafter created or acquired, (a) of which at least ninety percent (90%) of all of the issued and outstanding voting and beneficial Equity Interests are owned, directly or indirectly, by the Issuer; (b) that has no material assets, operations, revenues or cash flows other than those related to the incurrence, administration and repayment of Indebtedness and (c) whose Indebtedness is Guaranteed by the Issuer.

“Foreign Subsidiary” means any Subsidiary of the Issuer that is not a Domestic Subsidiary.

“Funding Guarantor” has the meaning specified in Section 1205.

“Future Escrow Account” means a deposit or securities account at a financial institution reasonably satisfactory to the trustee under any Future Escrow Notes Indenture (any such institution, a “Future Escrow Agent”) into which any Future Escrow Funds are deposited.

“Future Escrow Account Documents” means the agreement(s) governing a Future Escrow Account and any other documents entered into in order to provide the applicable Future Escrow Agent (or its designee) Liens on the related Future Escrow Funds.

“Future Escrow Agent” has the meaning set forth in the definition of the term “Future Escrow Account”.

“Future Escrow Debt” means debt securities of a Future Escrow Subsidiary issued after the Issue Date (which may not be Guaranteed or receive credit support from any Person other than a Future Escrow Subsidiary); provided that the net proceeds of such debt securities are deposited into a Future Escrow Account upon the issuance thereof.

“Future Escrow Debt Documents” mean the Future Escrow Notes Indentures, the Future Escrow Account Documents and any other documents entered into by a Future Escrow Subsidiary in connection with any Future Escrow Debt.

“Future Escrow Funds” means the sum of (a) the net proceeds of any Future Escrow Debt, plus (b) the related Additional Escrow Amount, plus (c) so long as they are retained in a Future Escrow Account, any income, proceeds or products of the foregoing.

“Future Escrow Notes Indentures” means the indenture(s) pursuant to which any Future Escrow Debt shall be issued.

“Future Escrow Subsidiary” means a Subsidiary of the Issuer that (a) shall have been identified to the Trustee promptly following its formation and (b) at no time shall contain any assets or liabilities other than any Future Escrow Debt, any Future Escrow Funds, any Future Escrow Accounts and such Subsidiary’s rights and obligations under any Future Escrow Debt Documents.

“GAAP” means generally accepted accounting principles in the United States as are in effect on the Issue Date.  At any time after the Issue Date, the Issuer may elect to apply IFRS accounting principles as in effect on the Issue Date and, upon any such election, references herein to GAAP and GAAP concepts shall thereafter be construed to refer to IFRS and corresponding IFRS concepts (except as otherwise provided in this Indenture); provided, however, that any such election, once made, shall be irrevocable; provided further, however, that any calculation or determination in this Indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Issuer’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP.  The Issuer shall give written notice of any such election made in accordance with this definition to the Trustee and the Holders.  Notwithstanding anything to the contrary in this Indenture, solely making the IFRS election (without any other action) referred to in this definition will not be treated as an incurrence of Indebtedness.

“Global Notes” means Notes issued in global form.

“Government Securities” means direct obligations of, or obligations Guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means any Subsidiary of the Issuer that executes a Note Guarantee in accordance with the provisions of this Indenture, and its successors and assigns, and, following the Assumption, each of the Assumption Guarantors, and its successors and assigns, in each case until the Note Guarantee of such Person has been released in accordance with the provisions of this Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)
currency exchange, interest rate or commodity swap agreements (whether from fixed to floating or from floating to fixed), currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to manage, hedge or protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Holder” means a registered holder of the Notes.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” means, with respect to any Person,

(1)	any indebtedness (including principal and premium) of such Person,

(a)	in respect of borrowed money,

(b)	evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without double counting, reimbursement agreements in respect thereof),

(c)
representing the balance, deferred and unpaid, of the purchase price of any property, except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any indemnification, adjustment of purchase price earn-out or similar obligation until such obligation, after 60 days of becoming due and payable, has not been paid and is reflected as a liability on the balance sheet of such Person in accordance with GAAP,

(d)	representing Finance Lease Obligations, or

(e)	representing any Hedging Obligations,

(2)
to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of another Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business, and

(3)
to the extent not otherwise included, the obligations of the type referred to in clause (1) of another Person secured by a Lien on any assets owned by such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of:  (a) the fair market value of such assets at such date of determination, and (b) the amount of such Indebtedness of such other Person;

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of the specified Person prepared in accordance with GAAP.  In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset owned by the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business).  Indebtedness shall be calculated without giving effect to the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include Contingent Obligations incurred in the normal course of business and not in respect of borrowed money.

“Indenture” means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this Indenture and any such supplemental indenture, any provisions of the TIA that are deemed to be part of and govern this instrument and any such supplemental indenture, respectively.

“Initial Default” has the meaning specified in Section 502(c).

“Initial Notes” has the meaning set forth in the first recital.

“Initial Offering Price” means 90.832%.

“Interest Payment Date” means the Stated Maturity of an installment of interest on the Notes.

“Investment Grade” means (a) BBB- (with a stable outlook) or above, in the case of S&P (or its equivalent under any successor rating categories of S&P) and Baa3 (with a stable outlook) or above, in the case of Moody’s (or its equivalent under any successor rating categories of Moody’s), or (b) the equivalent in respect of the rating categories of any Rating Agency.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including Guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commissions, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

“Issue Date” means June 30, 2022.

“Issuer” means the Escrow Issuer prior to the consummation of the Assumption, and the Company from and after the consummation of the Assumption.

“Issuer Request” or “Issuer Order” means a written request or order signed in the name of the Issuer by two Officers or one Officer and either an Assistant Treasurer or an Assistant Secretary of the Issuer, and delivered to the Trustee.

“Joint Venture” means, with respect to any Person, any partnership, corporation or other entity in which up to and including 50% of the Equity Interests is owned, directly or indirectly, by such Person and/or one or more of its Subsidiaries.  A Joint Venture is not treated as a Subsidiary.

“Legal Defeasance” has the meaning specified in Section 1302.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the UCC (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Limited Condition Acquisition” means any acquisition or other Investment, including by way of merger, amalgamation or consolidation, by the Issuer or one or more of its Subsidiaries, with respect to which the Issuer or any of such Subsidiaries has entered into an agreement or is otherwise contractually committed to consummate such transaction and the consummation of such transaction is not conditioned upon the availability of, or on obtaining, financing from a third party in the applicable definitive agreement with respect thereto.  The Acquisition shall be deemed to be a “Limited Condition Acquisition”.

“Long Derivative Instrument” means a Derivative Instrument (i) the value of which generally increases, and/or the payment or delivery obligations under which generally decrease, with positive changes to the Performance References and/or (ii) the value of which generally decreases, and/or the payment or delivery obligations under which generally increase, with negative changes to the Performance References.

“Maturity” when used with respect to any Note, means the date on which the principal of such Note or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, notice of redemption or otherwise.

“Merger Agreement” has the meaning set forth in the preamble hereto.

“Merger Sub” has the meaning set forth in the preamble hereto.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Short” means, with respect to a Holder or beneficial owner of a Note, as of the date of determination, either (i) the value of its Short Derivative Instruments exceeds the sum of (x) the value of its Notes plus (y) the value of its Long Derivative Instruments or (ii) it is reasonably expected that such would have been the case were a “Failure to Pay” or “Bankruptcy Credit Event” (each as defined in the 2014 ISDA Credit Derivatives Definitions) to have occurred with respect to the Issuer or any Guarantor immediately prior to such date of determination.

“Note Guarantee” means the Guarantee by any Guarantor of the Issuer’s obligations under this Indenture and the Notes, executed pursuant to the provisions of this Indenture.

“Noteholder Direction” has the meaning specified in Section 502(f).

“Note Register” and “Note Registrar” have the respective meanings specified in Section 302.

“Notes” means any Notes authenticated and delivered under this Indenture.

“Notes Custodian” means the custodian with respect to a Global Note (as appointed by the Depositary) or any successor Person thereto, which shall initially be the Trustee.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Offering Memorandum” means that certain offering memorandum dated June 16, 2022, relating to the Issuer’s $895.0 million, 5.950% Senior Unsecured Notes due 2030.

“Officer” means, with respect to the Issuer or any other obligor upon the Notes, the Chairman of the Board, the Chief Executive Officer, the President, any Vice President (or the equivalent thereof), the Chief Financial Officer, Treasurer, Corporate Controller, Director of Treasury Operations, the General Counsel or Secretary (a) of such Person (or any designee thereof) or (b) if such Person is owned or managed by a single entity, of such entity, or any other individual designated as an “Officer” for the purposes of this Indenture by the Board of Directors of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer who is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer, or the equivalent, of the Issuer.

“Opinion of Counsel” means a written opinion from legal counsel (which may be subject to customary assumptions, exclusions, limitations and exceptions).  The counsel may be an employee of or counsel to the Issuer or the Company or other counsel reasonably acceptable to the Trustee.

“Outside Date” has the meaning specified in Section 1109(a).

“Outstanding”, when used with respect to Notes, means, as of the date of determination, all Notes theretofore authenticated and delivered under this Indenture, except:

(1)	Notes theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(2)
Notes, or portions thereof, for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Issuer or any of its Subsidiaries) in trust or set aside and segregated in trust by the Issuer (if the Issuer shall act as its own Paying Agent) for the Holders of such Notes in accordance with any applicable provisions of this Indenture; provided, however, that, if such Notes are to be redeemed, written notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(3)	Notes, except to the extent provided in Sections 1302 and 1303, with respect to which the Issuer has effected Legal Defeasance or Covenant Defeasance as provided in Article Thirteen; and

(4)
Notes which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture, other than any such Notes in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Notes are held by a Protected Purchaser in whose hands the Notes are valid obligations of the Issuer;

provided, however, that, in determining whether the Holders of the requisite principal amount of Outstanding Notes have given any request, demand, authorization, direction, consent, notice or waiver hereunder, Notes owned by the Issuer or any other obligor upon the Notes or any Affiliate of the Issuer or such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making such calculation or in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes which a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded.

“Paying Agent” means any Person (including the Issuer acting as Paying Agent) authorized by the Issuer to pay the principal of, and premium, if any, or interest on, any Notes on behalf of the Issuer.

“Payment Default” has the meaning specified in Section 501(6)(A).

“Performance References” has the meaning specified in the definition of “Derivative Instrument”.

“Permitted Liens” means, with respect to any Person:

(1)
Liens securing Indebtedness on any Principal Property existing at the time of its acquisition and Liens created contemporaneously with or within 270 days after (or created pursuant to firm commitment financing arrangements obtained within that period) the later of (a) the acquisition or completion of construction or completion of reconstruction, renovation, remodeling, expansion or improvement (each, an “improvement”) of such Principal Property or (b) the placing in operation of such Principal Property after the acquisition or completion of any such construction or improvement;

(2)
Liens on property or assets or shares of Capital Stock securing Indebtedness of a Person existing at the time it is merged, combined or amalgamated with or into or consolidated with, or its assets or Capital Stock are acquired by, the Issuer or any of its Subsidiaries or it otherwise becomes a Subsidiary of the Issuer; provided, however, that in each case (a) the Indebtedness secured by such Lien was not incurred in contemplation of such merger, combination, amalgamation, consolidation, acquisition or transaction in which such Person becomes a Subsidiary of the Issuer and (b) such Lien extends only to the Capital Stock and assets of such Person (and Subsidiaries of such Person) and/or to assets or property other than any Principal Property;

(3)	Liens securing Indebtedness in favor of the Issuer and/or one or more of its Subsidiaries;

(4)
Liens in favor of or required by a governmental unit in any relevant jurisdiction, including any department or instrumentality thereof, to secure payments under any contract or statute, or to secure debts incurred in financing the acquisition or construction of or improvements or alterations to property subject thereto;

(5)
Liens in favor of any customer arising in respect of and not exceeding the amount of performance deposits and partial, progress, advance or other payments by that customer for goods produced or services rendered to that customer in the ordinary course of business and consignment arrangements (whether as consignor or as consignee) or similar arrangements for the sale or purchase of goods in the ordinary course of business;

(6)
Liens existing on the Issue Date (other than Liens incurred or to be incurred under the Existing Credit Facilities, the Amended and Restated Credit Facilities, any other Credit Facility or the Senior Secured Notes);

(7)
Liens to secure any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancings, refundings or replacements), in whole or in part, of any Indebtedness secured by Liens referred to in clause (1), (2) or (6) above or clause (10) or (11) below or Liens created in connection with any amendment, consent or waiver relating to such Indebtedness, so long as (a) such Lien is limited to (i) all or part of substantially the same property which secured the Indebtedness extended, renewed, refinanced, refunded or replaced and/or (ii) property other than any Principal Property and (b) the amount of Indebtedness secured is not increased (other than by the amount equal to any costs, expenses, premiums, fees or prepayment penalties incurred in connection with any extension, renewal, refinancing, refunding or replacement); provided that (i) any such Lien incurred pursuant to this clause (7) with respect to clause (10) shall, for purposes of determining amounts outstanding and the availability under clause (10), be deemed to be outstanding under clause (10) and not this clause (7), and (ii) any such Lien incurred pursuant to this clause (7) with respect to clause (11) shall, for purposes of determining amounts outstanding and the availability under clause (11), be deemed to be outstanding under clause (11) and not this clause (7);

(8)
Liens in respect of cash in connection with the operation of cash management programs and Liens associated with the discounting or sale of letters of credit and customary rights of set-off, banker’s Lien, revocation, refund or chargeback or similar rights under deposit disbursement, concentration account agreements or under the UCC or arising by operation of law;

(9)
Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing or effecting a satisfaction and discharge of any Indebtedness of the Issuer or any of its Subsidiaries, and legal or equitable encumbrances deemed to exist by reason of negative pledges;

(10)
Liens securing Indebtedness; provided that, as of the date such Indebtedness is incurred, and after giving effect to such incurrence, the Aggregate Net Availability Debt does not exceed the greatest of (a) $4,095.0 million, (b) 15% of the Consolidated Net Tangible Assets of the Issuer measured as of the date any such Indebtedness is incurred (after giving pro forma effect to the application of the net proceeds therefrom and any transaction in connection with which such Indebtedness is being incurred) and (c) 3.75 times EBITDA of the Issuer for the Applicable Measurement Period;

(11)	Liens securing Permitted Revolving Indebtedness;

(12)
Liens imposed by law or regulation, such as carriers’, warehousemen’s, materialmen’s, contractors’, landlords’ and mechanic’s Liens and other similar Liens arising in the ordinary course of business, Liens in connection with legal proceedings and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution;

(13)
Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 60 days or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(14)
Liens, pledges, deposits or security to secure the performance of bids, trade or commercial contracts, government contracts, purchase, construction, sales and servicing contracts (including utility contracts), leases, statutory obligations, surety, stay, customs and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business and to secure letters of credit, Guarantees, bonds or other sureties or similar instruments given in connection with the foregoing or in connection with workers’ compensation, unemployment insurance, employers’ health tax or other types of social security or similar laws and regulations;

(15)	licenses of intellectual property of the Issuer and its Subsidiaries granted in the ordinary course of business;

(16)	Liens on, and consisting of, deposits made by the Issuer or a Guarantor to discharge or defease the Notes and this Indenture or any other Indebtedness;

(17)
Liens on stock, partnership or other Equity Interests in any Joint Venture of the Issuer or any of its Subsidiaries or in any Subsidiary of the Issuer that owns an Equity Interest in a Joint Venture to secure Indebtedness contributed or advanced solely to that Joint Venture; provided that, in each case, the Indebtedness secured by such Lien is not secured by a Lien on any other property of the Issuer or any Subsidiary of the Issuer;

(18)
Liens and deposits securing netting services, business credit card programs, overdraft protection and other treasury, depository and cash management services or incurred in connection with any automated clearing-house transfers of funds or other fund transfer or payment processing services;

(19)
(i) deposits made in the ordinary course of business to secure obligations to insurance carriers providing casualty, liability or other insurance to the Issuer and its Subsidiaries and (ii) Liens on insurance policies and the proceeds thereof incurred in connection with the financing of insurance premiums;

(20)
easements, rights of way, minor encroachments, protrusions, municipal and zoning and building ordinances and similar charges, encumbrances, title defects or other irregularities, governmental restrictions on the use of property or conduct of business, and Liens in favor of governmental authorities and public utilities, that do not materially interfere with the ordinary course of business of the Issuer and its Subsidiaries, taken as a whole;

(21)
Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or trade letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(22)
(i) leases, subleases, licenses or sublicenses (including of intellectual property) to or from third parties granted in the ordinary course of business or (ii) deposits of cash with the owner or lessor of premises leased and operated by the Issuer or any Subsidiary to secure the performance of its obligations under the lease for such premises, in each case in the ordinary course of business;

(23)
Liens arising from precautionary UCC (or equivalent statute) financing statement filings regarding (i) operating leases or consignments entered into by the Issuer or any Subsidiary of the Issuer in the ordinary course of business or (ii) any sale of accounts receivable for which a UCC financing statement or similar filing under applicable law is required;

(24)	Liens on equipment of the Issuer or any Subsidiary of the Issuer granted in the ordinary course of business to the Issuer’s or such Subsidiary’s client at which such equipment is located;

(25)
(i) Liens arising out of conditional sale, title retention, consignment or similar arrangements for (A) the sale of goods in the ordinary course of business, (B) bailment arrangements entered into in the ordinary course of business (excluding any general inventory financing) and (C) any sale of assets or properties permitted by this Indenture and (ii) Liens arising by operation of law under Article 2 of the UCC;

(26)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(27)
Liens (i) of a collection bank arising under Section 4-208 or Section 4-210 of the UCC or any comparable or successor provision on items in the course of collection, (ii) attaching to pooling, commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, (iii) in favor of banking or other financial institutions or electronic payment service providers arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking or finance industry and (iv) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(28)
(i) ground leases in respect of real property on which facilities owned or leased by the Issuer or any Subsidiary are located and (ii) restrictive covenants affecting the use to which real property may be put; provided, however, that such restrictive covenants are complied with;

(29)
security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of business;

(30)	zoning by-laws and other land use restrictions, including site plan agreements, development agreements and contract zoning agreements;

(31)
Liens securing Indebtedness incurred pursuant to Section 1011(a)(9)(a); provided, however, that such Liens may not extend to any assets other than assets owned by the Foreign Subsidiary incurring such Indebtedness;

(32)
Liens arising out of judgments, decrees, orders or awards in respect of which the Issuer or any Subsidiary shall in good faith be prosecuting an appeal or proceedings for review, which appeal or proceedings shall not have been finally terminated, or if the period within which such appeal or proceedings may be initiated shall not have expired;

(33)
in the case of (i) any Subsidiary that is not a Wholly Owned Subsidiary or (ii) the Equity Interests in any Person that is not a Subsidiary, any encumbrance, restriction or other Lien, including any put and call arrangements, related to the Equity Interest in such Subsidiary or such other Person set forth (A) in its organizational documents or any related joint venture, shareholders’ or similar agreement, in each case so long as such encumbrance or restriction is applicable to all holders of the same class of Equity Interests or is otherwise of the type that is customary for agreements of such type or (B) in any agreement or document governing Indebtedness of such Person;

(34)
Liens solely on any cash earnest money deposits, escrow arrangements or similar arrangements made by the Issuer or any Subsidiary in connection with any letter of intent or purchase agreement for any acquisition or investment permitted under this Indenture;

(35)
Liens on fixed or capital assets subject to any Sale and Leaseback Transaction permitted under Section 1012; provided that (i) such Liens secure only Finance Lease Obligations arising under such Sale and Leaseback Transaction and obligations relating thereto not constituting Indebtedness and (ii) such Liens shall not apply to any other asset of the Issuer or any Subsidiary, other than to proceeds and products of, and after-acquired property that is affixed or incorporated into, the assets covered by such Liens;

(36)
Liens on cash and cash equivalents securing obligations in respect of any Hedging Obligations or letters of credit permitted under this Indenture and entered into in the ordinary course of business; provided that at the time of incurrence of such Liens, the aggregate amount of cash and cash equivalents subject to Liens permitted by this clause (36) shall not exceed the greater of (x) $200.0 million and (y) 2.0% of Consolidated Total Assets as of the last day of the then most recently ended Applicable Measurement Period; or

(37)
Liens on assets of, or Equity Interests in, any Receivables Subsidiary in connection with any Permitted Securitization permitted under this Indenture; provided that at the time of incurrence of such Liens, and after giving effect to the incurrence of such Permitted Securitizations secured by such Liens, the aggregate principal amount of such Permitted Securitizations shall not exceed $125.0 million.

In the event that an item of secured Indebtedness meets the criteria of more than one of the categories of Permitted Liens described in clauses (1) through (37) above on the date of incurrence, the Issuer will be permitted on the date of incurrence to classify such item of Indebtedness, and such item of secured Indebtedness will be treated as having been incurred, pursuant to only one of such categories.  For purposes of clauses (10) and (11), (a) with respect to any revolving Credit Facility secured by a Lien, the Issuer may elect to treat all or any portion of the commitment under any Indebtedness that may be incurred thereunder or secured by such Lien, as the case may be, as being incurred as of the time the commitment thereunder is first extended or increased and any subsequent incurrence of Indebtedness under such commitment that was so treated shall not be deemed to be an incurrence of Indebtedness and (b) if a Lien by the Issuer or any of its Subsidiaries is granted to secure Indebtedness that was previously unsecured, such Indebtedness will be deemed to be incurred as of the date such Indebtedness is secured.  Any Lien permitted under clauses (1) through (37) above that secures Indebtedness shall also be permitted to secure any Obligations associated with such Indebtedness.

“Permitted Parties” has the meaning specified in Section 1009(b).

“Permitted Refinancing Indebtedness” means any Indebtedness of any Subsidiary of the Issuer issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge, within 90 days following the date of incurrence or issuance thereof, other Subsidiary Debt; provided that:

(1)
the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Subsidiary Debt renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Subsidiary Debt the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)
such Permitted Refinancing Indebtedness has (a) a final maturity date later than the final maturity date of, and a Weighted Average Life to Maturity that is equal to or greater than the remaining Weighted Average Life to Maturity of, the Subsidiary Debt being renewed, refunded, refinanced, replaced, defeased or discharged or (b) a final maturity date later than, and a Weighted Average Life to Maturity that is equal to or greater than, the date that is 90 days after the final maturity date of the Notes;

(3)
if the Subsidiary Debt being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Subsidiary Debt being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)
such Subsidiary Debt is incurred either by the Subsidiary of the Issuer that was the obligor on the Subsidiary Debt being renewed, refunded, refinanced, replaced, defeased or discharged or any other Subsidiary that Guaranteed such Subsidiary Debt and is Guaranteed only by Persons who were obligors on such Subsidiary Debt.

“Permitted Revolving Indebtedness” means Indebtedness incurred by the Issuer or any Guarantor pursuant to the Revolving Facility, or any other Credit Facility that is a revolving credit facility; provided, however, that, the aggregate principal amount of all Permitted Revolving Indebtedness outstanding at any time shall not exceed the greater of (a) $575.0 million and (b) the sum of (i) 40.00% of the book value of the inventory of the Issuer and its Subsidiaries and (ii) 75.00% of the book value of the accounts receivable of the Issuer and its Subsidiaries, in each case under clauses (i) and (ii), on a consolidated basis, as of the most recent fiscal quarter end for which a consolidated balance sheet of the Issuer and its Subsidiaries is available, calculated in accordance with GAAP.

“Permitted Securitization” means any receivables financing program providing for (a) the sale, transfer or conveyance of trade receivables by the Issuer or its Subsidiaries to a Receivables Subsidiary in a transaction or series of transactions purporting to be sales, and (b) the sale, transfer or conveyance of, or granting a Lien in, such trade receivables by a Receivables Subsidiary to any other Person, in each case under clause (a) or (b) above, without any recourse to the Issuer and its Subsidiaries (other than the Receivables Subsidiaries), whether pursuant to a Guarantee or otherwise, other than customary representations, warranties, covenants, indemnities and servicing obligations that are usual and customary for securitization transactions involving trade receivables.  The “amount” or “principal amount” of any Permitted Securitization shall be deemed at any time to be (i) in the case of any Permitted Securitization where the sale, transfer or conveyance referred to in clause (a) above is funded by the incurrence of Indebtedness or other securities that are to receive payments from, or that represent interests in, the cash flow derived from the applicable trade receivables, the aggregate principal or stated amount of such Indebtedness or other securities (or, if there shall be no such principal or stated amount, the uncollected amount of the trade receivable sold, transferred or conveyed pursuant to such Permitted Securitization, net of any such trade receivable that have been written off as uncollectible), and (ii) in the case of any Permitted Securitization involving a direct sale, transfer or conveyance by a Receivables Subsidiary to one or more investors or purchasers, the uncollected amount of the trade receivables transferred pursuant to such Permitted Securitization, net of any such trade receivables that have been written off as uncollectible.

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company, government or any other entity.

“Position Representation” has the meaning specified in Section 502(f).

“Predecessor Note” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note and, for the purposes of this definition, any Note authenticated and delivered under Section 306 in exchange for a mutilated Note or in lieu of a destroyed, lost or stolen Note shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Note.

“preferred stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution or winding up.

“Principal Property” means any manufacturing plant or facility owned by the Issuer or any of its Subsidiaries that (a) is located in the United States and (b) has a book value, as of the date of determination, in excess of 1% of the Issuer’s most recently calculated Consolidated Net Tangible Assets.

“Pro Forma Event” means any (i) purchase or other acquisition (in one transaction or a series of transactions, including pursuant to any merger or consolidation) of all or substantially all the issued and outstanding Equity Interests in, or all or substantially all the assets of (or all or substantially all the assets constituting a business unit, division, product line or line of business of), any Person by the Issuer or any of its Subsidiaries or any other Investment that results in a Person becoming a Subsidiary of the Issuer, (ii) sale, transfer or other disposition of a business unit, division, product line or line of business of the Issuer or any of its Subsidiaries and any other sale, transfer or other disposition that results in a Subsidiary of the Issuer ceasing to be a Subsidiary of the Issuer, (iii) incurrence or issuance or repayment, retirement, redemption, satisfaction and discharge or defeasance of Indebtedness (other than revolving Indebtedness) or (iv) any other transaction where the consummation thereof, or the determination of whether such transaction is permitted to be consummated under this Indenture, requires that a financial ratio or test be calculated on a pro forma basis or after giving pro forma effect to such transaction.

“Purchase Agreement” means (1) with respect to the Initial Notes issued on the Issue Date, the Purchase Agreement dated June 16, 2022, among the Escrow Issuer, the Company and the Representative on behalf of the Purchasers (as defined therein) as amended, restated or modified (in whole or in part) from time to time and (2) with respect to each issuance of Additional Notes, the purchase agreement or underwriting agreement among the Issuer, the Guarantors and the Persons purchasing such Additional Notes.

“Protected Purchaser” has the meaning specified in Section 306.

“Qualifying Trustee” has the meaning specified in Section 1305.

“Rating Agencies” means (a) S&P and Moody’s or (b) if S&P or Moody’s or both of them are not making ratings publicly available, a nationally recognized statistical rating organization within the meaning of Rule 15c3-1(c)(2) under the Exchange Act, as the case may be, selected by the Issuer, which will be substituted for S&P or Moody’s or both, as the case may be.

“Rating Date” means the date that is 60 days prior to the earlier of (a) a Change of Control or (b) public notice of the occurrence of a Change of Control or the intention by the Issuer to effect a Change of Control.

“Ratings Event” means the occurrence of either event described in clause (a) or (b) of this definition on, or within 60 days after, the earlier of (i) the occurrence of a Change of Control and (ii) public notice of the occurrence of a Change of Control or the intention by the Issuer to effect a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies):

(a)          if the Notes are rated by one or both Rating Agencies on the Rating Date as Investment Grade, the rating of the Notes shall be reduced so that the Notes are rated below Investment Grade by both Rating Agencies; or

(b)          if the Notes are rated below Investment Grade by both Rating Agencies on the Rating Date, the rating of the Notes shall be reduced by both Rating Agencies;

provided, however, that a Ratings Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Ratings Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Issuer that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Ratings Event).  The Trustee shall not have any obligation to monitor the occurrence or dates of any Ratings Event and may rely conclusively on such Officer’s Certificate related to such Change of Control Repurchase Event.  The Trustee shall not have any obligation to notify the holders of the occurrence or dates of any Ratings Event.

“Receivables Subsidiary” means any special purpose, bankruptcy remote wholly owned Subsidiary of the Issuer formed for the sole and exclusive purpose of engaging in activities in connection with a Permitted Securitization.

“Redemption Date” means, with respect to any redemption of Notes, the date of redemption with respect thereto.

“Redemption Price”, when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

“Regular Record Date” has the meaning specified in Section 301.

“Responsible Officer” means any vice president, any assistant treasurer, any trust officer or assistant trust officer, or any other officer of the Trustee within the Corporate Trust Office customarily performing functions similar to those performed by any of the above designated officers, who shall have direct responsibility for the administration of this Indenture, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Revolving Facility” means any revolving credit facility contained in the Credit and Guaranty Agreement, and any other facility or financing arrangement that renews, refunds, refinances or replaces, in whole or in part, any such revolving credit facility (including the Amended and Restated Credit Facilities).

“S&P” means S&P Global Ratings (a division of S&P Global, Inc.) or any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” has the meaning specified in Section 1012.

“Screened Affiliate” means any Affiliate of a Holder (i) that makes investment decisions independently from such Holder and any other Affiliate of such Holder that is not a Screened Affiliate, (ii) that has in place customary information screens between it and such Holder and any other Affiliate of such Holder that is not a Screened Affiliate and such screens prohibit the sharing of information with respect to the Issuer or its Subsidiaries, (iii) whose investment policies are not directed by such Holder or any other Affiliate of such Holder that is acting in concert with such Holder in connection with its investment in the Notes, and (iv) whose investment decisions are not influenced by the investment decisions of such Holder or any other Affiliate of such Holder that is acting in concert with such Holder in connection with its investment in the Notes.

“SEC” means the U.S. Securities and Exchange Commission.

“Senior Secured Notes” means the $1,600,000,000 4.750% Senior Secured Notes due 2029 issued by the Issuer.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Short Derivative Instrument” means a Derivative Instrument (i) the value of which generally decreases, and/or the payment or delivery obligations under which generally increase, with positive changes to the Performance References and/or (ii) the value of which generally increases, and/or the payment or delivery obligations under which generally decrease, with negative changes to the Performance References.

“Signature Law” has the meaning specified in Section 116.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Special Record Date” for the payment of any Defaulted Interest means a date fixed by the Issuer pursuant to Section 307.

“Special Mandatory Redemption” has the meaning specified in Section 1109(a).

“Special Mandatory Redemption Date” has the meaning specified in Section 1109(a).

“Special Mandatory Redemption Price” has the meaning specified in Section 1109(a).

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person,

(1)
any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)
any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Wholly Owned Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Debt” has the meaning specified in Section 1011(a).

“Successor Company” has the meaning specified in Section 801(a)(1).

“Target” has the meaning set forth in the preamble hereto.

“Term Loan Facility” means any term loan facility contained in the Credit and Guaranty Agreement, and any other facility or financing arrangement that renews, refunds, refinances or replaces in whole or in part any such term loan facility (including the Amended and Restated Term Loan Facilities).

“TIA” means the Trust Indenture Act of 1939, as amended.

“Transactions” means all of the transactions (and any transactions related thereto) described in the definition of “Transactions” in the Offering Memorandum, which, for the avoidance of doubt, need not occur on the Issue Date.

“Transfer Agent” has the meaning specified in Section 302.

“Treasury Rate” means, as of the applicable Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to June 15, 2025; provided, however, that if the period from such Redemption Date to June 15, 2025 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustee” means Truist Bank, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“UCC” means the Uniform Commercial Code as the same may from time to time be in effect in the State of New York; provided that, if by reason of mandatory provisions of law, perfection, or the effect of perfection or non-perfection, of a security interest in any collateral or the availability of any remedy under the applicable security documents is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, “UCC” means the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions of the applicable security documents relating to such perfection or effect of perfection or non-perfection or availability of such remedy, as the case may be.

“U.S. Person” means a U.S. Person as defined in Rule 902(k) promulgated under the Securities Act.

“Verification Covenant” has the meaning specified in Section 502(f).

“Vice President”, when used with respect to the Issuer or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president”.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock, as the case may be, at any date, the quotient obtained by dividing:

(1)
the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or preferred stock multiplied by the amount of such payment, by

(2)	the sum of all such payments.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares and shares issued to foreign nationals under applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

SECTION 103.          Compliance Certificates and Opinions.  Upon any application or request by the Issuer to the Trustee to take or refrain from taking any action under this Indenture, the Issuer shall furnish to the Trustee an Officer’s Certificate stating that all conditions precedent, if any, provided for in this Indenture (including any covenant compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and, other than in connection with the addition of a new Guarantor or parent guarantor, an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than pursuant to Section 1008(a)) shall include:

(1)	a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2)	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)
a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)	a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

SECTION 104.          Form of Documents Delivered to Trustee.  In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Issuer may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous.  Any such certificate or opinion may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Issuer stating that the information with respect to such factual matters is in the possession of the Issuer, unless such counsel knows that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

SECTION 105.          Acts of Holders.

(a)          Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Issuer.  Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments.  Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Issuer, if made in the manner provided in this Section.

(b)          The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof.  Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority.  The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner that the Trustee deems sufficient.

(c)          The principal amount and serial numbers of Notes held by any Person, and the date of holding the same, shall be proved by the Note Register.

(d)          If the Issuer shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver or other Act, the Issuer may, at its option, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Issuer shall have no obligation to do so.  Such record date shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith and not later than the date such solicitation is completed.  If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Outstanding Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding Notes shall be computed as of such record date; provided, however, that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.  Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee, the Issuer or any Guarantor in reliance thereon, whether or not notation of such action is made upon such Note.

SECTION 106.          Notices, etc., to Trustee, Issuer, any Guarantor and Agent.  Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1)
the Trustee by any Holder or by the Issuer or any Guarantor shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing via facsimile, email in PDF format or mailed, first-class postage prepaid, or delivered by recognized overnight courier, to or with the Trustee at the Corporate Trust Office, or

(2)
the Issuer or any Guarantor by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or delivered in writing via facsimile, or email in PDF or mailed, first-class postage prepaid, or delivered by recognized overnight courier, to the Issuer or such Guarantor addressed to:  Entegris, Inc., 129 Concord Road, Billerica, Massachusetts, 01821, or at any other address previously furnished in writing to the Trustee by the Issuer or such Guarantor.

A copy of all notices to any Agent shall be sent to the Trustee at the address shown above.  Any Person may change its address by giving notice of such change as set forth herein.

SECTION 107.          Notice to Holders; Waiver.  Where this Indenture provides for notice of any event to Holders by the Issuer or the Trustee, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and delivered electronically or mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Note Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice.  In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.  Notices given by publication shall be deemed given on the first date on which publication is made; notices given by first-class mail, postage prepaid, shall be deemed given five calendar days after mailing; notices sent by overnight delivery service will be deemed given when delivered; and notices given electronically shall be deemed given when sent.  Any notices required to be given to the Holders of Notes that are in global form will be given to the Depositary pursuant to Applicable Procedures.

The Trustee agrees to accept and act upon instructions or directions pursuant to this Indenture sent by unsecured email, pdf, facsimile transmission or other similar unsecured electronic methods; provided, however, that the Trustee shall have received an incumbency certificate listing persons designated to give such instructions or directions and containing specimen signatures of such designated persons, which such incumbency certificate shall be amended and replaced whenever a person is to be added or deleted from the listing.  If the Issuer elects to give the Trustee email or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling.  The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding that such instructions conflict or are inconsistent with a subsequent written instruction.  The Issuer agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk or interception and misuse by third parties.

In case by reason of the suspension of or irregularities in regular mail service or by reason of any other cause, it shall be impracticable to mail notice of any event to Holders when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Trustee shall be deemed to be a sufficient giving of such notice for every purpose hereunder.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.  Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

Holders may communicate pursuant to TIA Section 312(b) with other Holders with respect to their rights under this Indenture or the Notes.  The Issuer, the Guarantors, the Trustee, each Agent and any other Person shall have the protection of TIA Section 312(c).

Notwithstanding any other provision of this Indenture or any Note, where this Indenture or any Note provides for notice of any event (including any notice of redemption or repurchase) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary (or its designee) pursuant to the standing instructions from the Depositary or its designee, including by electronic mail in accordance with Applicable Procedures.

SECTION 108.          Effect of Headings and Table of Contents.  The Article and Section headings herein and the Table of Contents are for convenience of reference only, are not intended to be considered a part hereof and shall not affect the construction hereof.

SECTION 109.          Successors and Assigns.  All agreements of the Issuer in this Indenture and the Notes will bind its successors.  All agreements of the Trustee in this Indenture will bind its successors.  All agreements of each Guarantor in this Indenture will bind its successors, except as otherwise provided in Section 1208 hereof.

SECTION 110.          Severability Clause.  In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 111.          Benefits of Indenture.  Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto, any Agent, Paying Agent, any Note Registrar and their respective successors hereunder and the Holders any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 112.          Governing Law.  This Indenture, the Notes and the Note Guarantees shall be governed by and construed in accordance with the laws of the State of New York.  THE PARTIES HERETO AGREE TO SUBMIT TO THE JURISDICTION OF ANY UNITED STATES FEDERAL OR STATE COURT LOCATED IN THE BOROUGH OF MANHATTAN, IN THE CITY OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE OR THE NOTES.

SECTION 113.          Legal Holidays.  In any case where any Interest Payment Date, Redemption Date or Stated Maturity or Maturity of any Note shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Notes) payment of principal, and premium, if any, or interest need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Redemption Date, or at the Stated Maturity or Maturity; provided, however, that no interest shall accrue for purposes of such payment for the period from and after such Interest Payment Date, Redemption Date, Stated Maturity or Maturity, as the case may be.

SECTION 114.          No Personal Liability of Directors, Managers, Officers, Employees and  Stockholders.  No past, present or future director, manager, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or any of their Subsidiaries, as such, shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Note Guarantees or this Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation.  Each Holder by accepting a Note waives and releases all such liability to the fullest extent permitted by applicable law.  The waiver and release are part of the consideration for issuance of the Notes.

SECTION 115.          Concerning the TIA.  Except with respect to specific provisions of the TIA expressly referenced in the provisions of this Indenture, the TIA shall not be applicable to, and shall not govern, this Indenture and the Notes.

SECTION 116.          Counterparts.  This Indenture may be executed in any number of counterparts, each of which shall be original; but such counterparts shall together constitute but one and the same instrument.  One signed copy is enough to prove this Indenture.  The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes.  Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.  This Indenture shall be valid, binding, and enforceable against a party when executed and delivered by an authorized individual on behalf of the party by means of (i) an original manual signature; (ii) a faxed, scanned, or photocopied manual signature or (iii) any other electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including any relevant provisions of the UCC (collectively, “Signature Law”), in each case to the extent applicable.  Each faxed, scanned, or photocopied manual signature, or other such electronic signature, shall for all purposes have the same validity, legal effect and admissibility in evidence as an original manual signature.  Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other such electronic signature, of any other party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof.  For the avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings when required under the UCC or other Signature Law due to the character or intended character of the writings.

SECTION 117.          USA PATRIOT Act.  The parties hereto acknowledge that in accordance with Section 326 of the USA PATRIOT Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify and record information that identifies each person or legal entity that establishes a relationship or opens an account.  The Issuer agrees that it will provide the Trustee with information about the Issuer as the Trustee may reasonably request in order for the Trustee to satisfy the requirements of the USA PATRIOT Act.

SECTION 118.          Waiver of Jury Trial.  EACH OF THE ISSUER, ANY GUARANTOR AND THE TRUSTEE AND EACH HOLDER OF A NOTE, BY ITS ACCEPTANCE THEREOF, THEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY OR HEREBY.

SECTION 119.          Force Majeure.  In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation any act or provision of any present or future law or regulation or governmental authority, natural disaster, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, labor dispute, disease, epidemic or pandemic, quarantine, national emergency and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services, communications system failure, malware or ransomware or other unavailability of the Federal Reserve Bank wire or facsimile or telex system or other funds transfer system or other wire or communication facility or unavailability of any securities clearing system; it being understood that the Trustee shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

ARTICLE TWO

NOTE FORMS

SECTION 201.          Form and Dating.  Provisions relating to the Initial Notes are set forth in Appendix I attached hereto (the “Appendix”) which is hereby incorporated in, and expressly made part of, this Indenture.  The Initial Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit 1 to the Appendix which is hereby incorporated in, and expressly made a part of, this Indenture.  The Notes may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Issuer is subject, if any, or usage (provided, however, that any such notation, legend or endorsement is in a form reasonably acceptable to the Issuer).  Each Note shall be dated the date of its authentication.  The terms of the Note set forth in the Appendix are part of the terms of this Indenture.

SECTION 202.          Execution, Authentication, Delivery and Dating.  The Notes shall be executed on behalf of the Issuer by at least one Officer.  The signature of any Officer on the Notes may be manual or facsimile signatures of the present or any future such authorized officer and may be imprinted or otherwise reproduced on the Notes.

Notes bearing the manual or facsimile signature of an individual who was at any time the proper officer of the Issuer shall bind the Issuer, notwithstanding that such individual has ceased to hold such office prior to the authentication and delivery of such Notes or did not hold such office at the date of such Notes.

At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver Notes executed by the Issuer to the Trustee for authentication, together with an Issuer Order for the authentication and delivery of such Notes, and the Trustee in accordance with such Issuer Order shall authenticate and deliver such Notes.

On the Issue Date, the Issuer shall deliver the Initial Notes in the aggregate principal amount of $895,000,000 executed by the Issuer to the Trustee for authentication, together with an Issuer Order for the authentication and delivery of such Notes, specifying the principal amount and registered holder of each Note and directing the Trustee to authenticate the Notes and deliver the same to the persons named in such Issuer Order and the Trustee in accordance with such Issuer Order shall authenticate and deliver such Initial Notes.  At any time and from time to time after the Issue Date, the Issuer may deliver Additional Notes executed by the Issuer to the Trustee for authentication, and in connection with any Automatic Exchange pursuant to Section 2.3(c)(vii) in the Appendix, the Global Note that is not a Transfer Restricted Note, together with an Issuer Order for the authentication and delivery of such Additional Notes, or Global Note that is not a Transfer Restricted Note in connection with such Automatic Exchange, specifying the principal amount of and registered holder of each Note, directing the Trustee to authenticate the Additional Notes, or Global Note that is not a Transfer Restricted Note in connection with such Automatic Exchange and deliver the same to the persons in such Issuer Order and the Trustee in accordance with such Issuer Order shall authenticate and deliver such Additional Notes, or Global Note that is not a Transfer Restricted Note in connection with such Automatic Exchange.  In each case, the Trustee shall receive an Officer’s Certificate and an Opinion of Counsel of the Issuer that it may reasonably require in connection with such authentication of Notes.  Such Issuer Order shall specify the amount of Notes to be authenticated and the date on which such Notes are authenticated.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein duly executed by the Trustee by manual signature of an authorized signatory, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture.

In case the Issuer or any Guarantor, pursuant to Article Eight of this Indenture, shall be consolidated or merged with or into any other Person or shall convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person, and the successor Person resulting from such consolidation, or surviving such merger, or into which the Issuer or such Guarantor shall have been merged, or the Person which shall have received a conveyance, transfer, lease or other disposition as aforesaid, shall have executed a supplemental indenture hereto with the Trustee pursuant to Article Eight of this Indenture, any of the Notes authenticated or delivered prior to such consolidation, merger, conveyance, transfer, lease or other disposition may, from time to time, at the request of the successor Person, be exchanged for other Notes executed in the name of the successor Person with such changes in phraseology and form as may be appropriate, but otherwise in substance of like tenor as the Notes surrendered for such exchange and of like principal amount; and the Trustee, upon Issuer Request of the successor Person, shall authenticate and deliver Notes as specified in such request for the purpose of such exchange.  If Notes shall at any time be authenticated and delivered in any new name of a successor Person pursuant to this Section in exchange or substitution for or upon registration of transfer of any Notes, such successor Person, at the option of the Holders but without expense to them, shall provide for the exchange of all Notes at the time Outstanding for Notes authenticated and delivered in such new name.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Notes.  An authenticating agent may authenticate Notes whenever the Trustee may do so.  Each reference in this Indenture to authentication by the Trustee includes authentication by such agent.  An authenticating agent has the same rights as an Agent to deal with Holders or an affiliate of the Issuer.

ARTICLE THREE

THE NOTES

SECTION 301.          Title and Terms.  The aggregate principal amount of Notes which may be authenticated and issued under this Indenture is not limited; provided, however, that any Additional Notes issued under this Indenture are issued in accordance with Sections 202 and 313 hereof, as part of the same series as the Initial Notes.

The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture, and the Issuer, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.  However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

The Notes shall be known and designated as the “5.950% Senior Unsecured Notes Due 2030” of the Issuer.  The Stated Maturity of the Notes shall be June 15, 2030, and the Notes shall bear interest at the rate of 5.950% per annum from the Issue Date, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable on December 15, 2022 and semiannually thereafter on June 15 and December 15 in each year and at said Stated Maturity, until the principal thereof is paid or duly provided for and to the Person in whose name the Note (or any Predecessor Note) is registered at the close of business on June 1 and December 1 immediately preceding such Interest Payment Date, whether or not a Business Day (each, a “Regular Record Date”).

The principal of, and premium, if any, and interest on, the Notes shall be payable at the offices or agencies of the Issuer set forth in Section 302, or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the Note Register; provided, however, that all payments of principal, premium, if any, and interest with respect to Notes represented by one or more permanent Global Notes registered in the name of or held by the Depositary will be made by wire transfer of immediately available funds to the Depositary.

Holders shall have the right to require the Issuer to purchase their Notes, in whole or in part, in the event of a Change of Control Repurchase Event pursuant to Section 1013.

The Notes shall be redeemable as provided in Article Eleven.

The due and punctual payment of principal of, and premium, if any, and interest on, the Notes payable by the Issuer is fully and unconditionally Guaranteed, to the extent set forth herein, by each of the Guarantors.

SECTION 302.          Note Registrar, Transfer Agent and Paying Agent.  The Issuer shall maintain one or more Paying Agents for the Notes in the continental United States.  The Issuer hereby appoints the Trustee as the initial Paying Agent.

The Issuer shall be responsible for making calculations called for under the Notes, including but not limited to determination of Redemption Price or other amounts payable on the Notes.  The Issuer will make the calculations in good faith and, absent manifest error, its calculations will be final and binding on the Holders.  The Issuer will provide a schedule of its calculations to the Trustee when requested by the Trustee, and the Trustee is entitled to rely conclusively on the accuracy of the Issuer’s calculations without independent verification.  The Trustee shall forward the Issuer’s calculations to any Holder of the Notes upon the written request of such Holder.

The Issuer will also maintain one or more registrars (each, a “Note Registrar”) with offices in the continental United States.  The Issuer will also maintain a transfer agent (each, a “Transfer Agent”) in the continental United States.  The Issuer hereby appoints the Trustee as the initial Note Registrar and Transfer Agent.  The Note Registrar and the Transfer Agent shall keep a register of the Notes and of their transfer and exchange (the register maintained in such office and in any other office or agency designated pursuant to Section 1002 being herein sometimes referred to as the “Note Register”).  The Note Register shall be in written form or any other form capable of being converted into written form within a reasonable time.  At all reasonable times, the Note Register shall be open to inspection by the Trustee.  The Issuer may change the Paying Agents, the Note Registrars or the Transfer Agents without prior notice to the Holders.  The Issuer may have one or more co-registrars and one or more additional paying agents.  The term “Note Registrar” includes any co-registrars.

If any Notes are listed on an exchange and the rules of such exchange so require, the Issuer will satisfy any requirement of such exchange as to paying agents, registrars and transfer agents and will comply with any notice requirements required under such exchange in connection with any change of Paying Agent, Registrar or Transfer Agent.

The Issuer shall enter into an appropriate agency agreement with any Note Registrar or Paying Agent not a party to this Indenture.  The agreement shall implement the provisions of this Indenture that relate to such Agent.  The Issuer shall notify the Trustee in writing of the name and address of any such Agent.  If the Issuer fails to maintain a Note Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 607.  The Issuer or any Affiliate thereof may act as Paying Agent or Note Registrar.

The Issuer acknowledges that neither the Trustee nor any Agent makes any representations as to the interpretation or characterization of the transactions herein undertaken for tax or any other purpose, in any jurisdiction.

SECTION 303.          Denominations.  The Notes shall be issuable only in registered form without coupons and only in denominations of $2,000, and integral multiples of $1,000 in excess thereof.

SECTION 304.          Temporary Notes.  Pending the preparation of definitive Notes, the Issuer may execute, and upon Issuer Order the Trustee shall authenticate and deliver, temporary Notes which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Notes in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Notes may determine, as conclusively evidenced by their execution of such Notes.

If temporary Notes are issued, the Issuer will cause definitive Notes to be prepared without unreasonable delay.  After the preparation of definitive Notes, the temporary Notes shall be exchangeable for definitive Notes upon surrender of the temporary Notes at the office or agency of the Issuer designated for such purpose pursuant to Section 1002, without charge to the Holder.  Upon surrender for cancellation of any one or more temporary Notes, the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Notes of authorized denominations.  Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits under this Indenture as definitive Notes.

SECTION 305.          Registration of Transfer and Exchange.  Upon surrender for registration of transfer of any Note at the office or agency of the Issuer designated pursuant to Section 1002, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denomination or denominations of a like aggregate principal amount.

At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination and of a like aggregate principal amount, upon surrender of the Notes to be exchanged at such office or agency.  Whenever any Notes are so surrendered for exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, the Notes which the Holder making the exchange is entitled to receive.

All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Issuer or the Note Registrar) be duly endorsed, or be accompanied by written instruments of transfer, in form satisfactory to the Issuer and the Note Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.  The transferor of any Note shall also provide or cause to be provided to the Trustee all information necessary to allow the Trustee to comply with any applicable tax reporting obligations, including without limitation any cost basis reporting obligations under Internal Revenue Code Section 6045.  The Trustee may rely on information provided to it and shall have no responsibility to verify or ensure the accuracy of such information.  Neither the Note Registrar nor the Issuer will be required to register the transfer or exchange of any Notes selected for redemption (except, in the case of a Note to be redeemed in part, the portion of the Note not to be redeemed) or any Notes for a period of 15 days before the mailing of a notice of redemption of Notes to be redeemed.

No service charge shall be made for any registration of transfer or exchange or redemption of Notes, but the Issuer may require payment of a sum sufficient to cover any taxes, fees or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to Sections 202, 304, 906, 1013 or 1108 not involving any transfer.

SECTION 306.          Mutilated, Destroyed, Lost and Stolen Notes.  If (a) any mutilated Note is surrendered to the Trustee or (b) the Issuer and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Note, and there is delivered to the Issuer and the Trustee such security or indemnity to save each of them harmless from any claim, loss, cost or liability resulting from such lost or stolen Note, then, in the absence of written notice to the Issuer or the Trustee that such Note has been acquired by a Protected Purchaser (as defined in Section 8-303 of the UCC) (a “Protected Purchaser”), the Issuer shall execute and upon Issuer Order the Trustee shall authenticate and deliver, in exchange for any such mutilated Note or in lieu of any such destroyed, lost or stolen Note, a new Note of like tenor and principal amount, bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay such Note.

Upon the issuance of any new Note under this Section, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Note issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Issuer and each Guarantor, whether or not the mutilated, destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

SECTION 307.          Payment of Interest; Interest Rights Preserved.

(a)          Interest on any Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest at the office or agency of the Issuer maintained for such purpose pursuant to Section 1002; provided, however, that, subject to Section 301 hereof, each installment of interest may at the Issuer’s option be paid by mailing a check for such interest, payable to or upon the written order of the Person entitled thereto pursuant to Section 308, to the address of such Person as it appears in the Note Register; provided, however, that payment by wire transfer of immediately available funds shall be required with respect to principal of, premium, if any, and interest on, all Notes in global form and all other Notes the Holders of which shall have provided wire transfer instructions to the Issuer and the Paying Agent at least ten days in advance of the applicable payment date.

(b)          Any interest on any Note which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date shall forthwith cease to be payable to the Holder on the Regular Record Date by virtue of having been such Holder, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate borne by the Notes (such defaulted interest and interest thereon herein collectively called “Defaulted Interest”) may be paid by the Issuer, at its election in each case, as provided in clause (1) or (2) below:

(1)
the Issuer may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner.  The Issuer shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Issuer shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided.  Thereupon the Issuer shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment.  The Issuer shall promptly notify the Trustee of such Special Record Date, and in the name and at the expense of the Issuer, the Trustee shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given in the manner provided for in Section 107, not less than 10 days prior to such Special Record Date.  Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so given, such Defaulted Interest shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (2); or

(2)
the Issuer may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, if, after written notice given by the Issuer to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

(c)          Subject to the foregoing provisions of this Section, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

SECTION 308.          Persons Deemed Owners.  Prior to the due presentment of a Note for registration of transfer, the Issuer, any Guarantor, the Trustee and any agent of the Issuer or the Trustee may treat the Person in whose name such Note is registered as the owner of such Note for the purpose of receiving payment of principal of, and premium, if any, and (subject to Sections 305 and 307) interest on, such Note and for all other purposes whatsoever, whether or not such Note be overdue, and none of the Issuer, the Trustee or any agent of the Issuer or the Trustee shall be affected by notice to the contrary.

SECTION 309.          Cancellation.  All Notes surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be cancelled by the Trustee in accordance with its customary procedures.  The Issuer may at any time deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Issuer may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Notes previously authenticated hereunder which the Issuer has not issued and sold, and all Notes so delivered shall be cancelled by the Trustee in accordance with its customary procedures.  If the Issuer shall so acquire any of the Notes, however, such acquisition shall not operate as a satisfaction of the indebtedness represented by such Notes unless and until the same are surrendered to the Trustee for cancellation.  No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section, except as expressly permitted by this Indenture.  All cancelled Notes held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures.

SECTION 310.          Computation of Interest.  Interest on the Notes shall be computed on the basis of a 360-day year of 12 30-day months.

SECTION 311.          Transfer and Exchange.  The Notes shall be issued in registered form and shall be transferable only upon the surrender of a Note for registration of transfer.  When a Note is presented to the Note Registrar or a co-registrar with a request to register a transfer, the Note Registrar shall register the transfer as requested if the requirements of this Indenture and Section 8-401(a) of the UCC are met.  When Notes are presented to the Note Registrar or a co-registrar with a request to exchange them for an equal principal amount of Notes of other denominations, the Note Registrar shall make the exchange as requested if the same requirements are met.

SECTION 312.          CUSIP, ISIN and Common Code Numbers.  The Issuer in issuing the Notes may use CUSIP, ISINs and “Common Code” numbers (in each case, if then generally in use) in addition to serial numbers, and, if so, the Trustee shall use such CUSIP, ISINs and “Common Code” numbers in addition to serial numbers in notices of redemption, repurchase or other notices to Holders as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such CUSIP, ISINs and “Common Code” numbers either as printed on the Notes or as contained in any notice of a redemption or repurchase or other notice and that reliance may be placed only on the serial or other identification numbers printed on the Notes, and any such redemption or repurchase or other notice shall not be affected by any defect in or omission of such numbers.  The Issuer will promptly notify the Trustee in writing of any change in the CUSIP, ISINs and “Common Code” numbers applicable to the Notes.

SECTION 313.          Issuance of Additional Notes.  The Issuer may issue additional Notes having identical terms and conditions to the Initial Notes issued on the Issue Date (the “Additional Notes”).  The Initial Notes issued on the Issue Date and any Additional Notes subsequently issued shall be treated as a single class for all purposes under this Indenture; provided, however, that if Additional Notes are issued following the Effective Date, such Additional Notes shall not be subject to Sections 1015, 1016 and 1109; provided further, that Additional Notes will not be issued with the same CUSIP, if any, as Initial Notes unless such Additional Notes are fungible with Initial Notes for U.S. federal income tax purposes and U.S. securities law purposes.

ARTICLE FOUR

SATISFACTION AND DISCHARGE

SECTION 401.          Satisfaction and Discharge of Indenture.  This Indenture shall upon Issuer Request and at the Issuer’s expense cease to be of further effect (except as set forth in the last paragraph of this Section and as to surviving rights of registration of transfer or exchange of Notes expressly provided for herein or pursuant hereto) and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture when:

(1)	either,

(A)          all of the Notes that have been authenticated (other than (i) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306 and (ii) Notes for whose payment money has been deposited in trust with the Trustee or any Paying Agent or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

(B)          all of the Notes that have not been delivered to the Trustee for cancellation,

(i)          have become due and payable by reason of the giving of a notice of redemption pursuant to Section 1105, Section 1109 or otherwise, or

(ii)          will become due and payable by reason of the giving of a notice of redemption or otherwise within one year,

and the Issuer or any Guarantor, in the case of (i) or (ii) above, (x) has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation, for principal of, and interest and premium, if any, on, the Notes to the Stated Maturity or Redemption Date, as the case may be, and (y) solely in the case in which Government Securities are being deposited with the Trustee pursuant to the foregoing clause (x), deliver to the Trustee an opinion of an investment bank, appraisal firm or firm of independent public accountants, in each case, that is nationally recognized in the United States, stating that such amounts deposited are sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal of, and interest or premium, if any, on, the Notes to the Stated Maturity or Redemption Date;

(2)
in respect of clause (1)(B), no Default has occurred and is continuing on the date of the deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit shall not result in a breach or violation of, or constitute a default under any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings);

(3)	the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture;

(4)
the Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of such Notes at the Stated Maturity or on the Redemption Date, as the case may be; and

(5)
the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein to the satisfaction and discharge of this Indenture have been satisfied.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Issuer to the Trustee under Section 607, the obligations of the Issuer to any Authenticating Agent under Section 612 and, if money or Government Securities shall have been deposited with the Trustee pursuant to subclause (B) of clause (1) of this Section, the obligations of the Trustee under Section 402 and the last paragraph of Section 1003 shall survive such satisfaction and discharge.

SECTION 402.          Application of Trust Money.  Subject to the provisions of the last paragraph of Section 1003, all money or Government Securities deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) of the principal (and premium, if any) and interest for whose payment such money or Government Securities has been deposited with the Trustee; but such money or Government Securities need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 401 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s and any Guarantor’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 401 until such time as the Trustee or Paying Agent is permitted to apply all such money or Government Securities in accordance with Section 401; provided, however, that if the Issuer has made any payment of principal of, and premium, if any, or interest on, any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

ARTICLE FIVE

REMEDIES

SECTION 501.          Events of Default.  “Event of Default”, wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)	a default in the payment of interest on the Notes when due that continues for 30 days;

(2)	a default in the payment when due (at maturity, upon redemption, upon required purchase or otherwise) of the principal of, or premium, if any, on the Notes;

(3)	the failure by the Issuer to comply with any of the provisions described under Article Eight hereof;

(4)
the failure by the Issuer for a period of 30 days after written notice to the Issuer by the Trustee, or by the Holders of at least 25% in aggregate principal amount of the Outstanding Notes to the Issuer and the Trustee, to comply with the provisions under Section 1013 (other than a failure to purchase the Notes);

(5)
the failure by the Issuer or any of its Subsidiaries for 60 days after written notice by the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes to the Issuer and the Trustee to comply with any of the agreements in this Indenture (other than those failures referred to in clauses (1), (2), (3) and (4) above);

(6)
a default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Subsidiaries (or the payment of which is Guaranteed by the Issuer or any of its Subsidiaries, other than Indebtedness owed to the Issuer or any of its Subsidiaries), whether such Indebtedness or Guarantee now exists or is created after the Issue Date, if that Default:

(A)          is caused by a failure to make principal payments (including a payment at final maturity) aggregating in excess of $125.0 million on any such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(B)          results in the acceleration of such Indebtedness prior to its express stated maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $125.0 million or more at one time outstanding;

(7)
the failure by the Issuer or any Significant Subsidiary to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $125.0 million (net of amounts covered by insurance policies issued by reputable insurance companies), which final judgments are not paid, discharged or stayed, for a period of more than 60 days after the applicable judgment becomes final, and, with respect to any such judgments covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(8)
except as permitted by this Indenture, any Note Guarantee of any Subsidiary of the Issuer that is a Significant Subsidiary, or of any group of Subsidiaries of the Issuer that, taken together as of the date of the most recent audited financial statements of the Issuer, would constitute a Significant Subsidiary, is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor denies or disaffirms its obligations under its Note Guarantee, other than by reason of the release of such Note Guarantee in accordance with the terms of this Indenture;

(9)	any of the following events with respect to the Issuer or any Significant Subsidiary:

(A)          the Issuer or any Significant Subsidiary (or any group of Subsidiaries that taken together (as of the latest consolidated financial statements of the Issuer made available to the Holders) would constitute a Significant Subsidiary) pursuant to or within the meaning of any Bankruptcy Law:

(i)          commences a voluntary case;

(ii)          consents to the entry of an order for relief against it in an involuntary case;

(iii)          consents to the appointment of a custodian of it or for all or substantially all of its property;

(iv)          takes any comparable action under any foreign laws relating to insolvency; or

(B)          a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)          is for relief against the Issuer or any Significant Subsidiary (or any group of Subsidiaries that taken together (as of the latest consolidated financial statements of the Issuer made available to the Holders) would constitute a Significant Subsidiary) in an involuntary case;

(ii)          appoints a custodian of the Issuer or any Significant Subsidiary (or any group of Subsidiaries that taken together (as of the latest consolidated financial statements of the Issuer made available to the Holders) would constitute a Significant Subsidiary) or for all or substantially all of its property; or

(iii)          orders the winding up or liquidation of the Issuer or any Significant Subsidiary (or any group of Subsidiaries that taken together (as of the latest consolidated financial statements of the Issuer made available to the Holders) would constitute a Significant Subsidiary);

(iv)          and the order or decree remains unstayed and in effect for 60 days.

(10)	the failure by the Issuer to pay or cause to be paid the Special Mandatory Redemption Price on the Special Mandatory Redemption Date, if any, pursuant to Section 1109; and

(11)	the failure by the Issuer to comply with, or the breach of, any material provision of the Escrow Agreement on or prior to the Effective Date.

SECTION 502.          Acceleration of Maturity; Rescission and Annulment.

(a)          If any Event of Default (other than an Event of Default specified in Section 501(9) above with respect to the Issuer) occurs and is continuing, the Trustee or the Holders of at least 25.00% in principal amount of the Outstanding Notes issued under this Indenture may declare the principal of, and interest, premium, if any, and any other monetary obligations on, all the Outstanding Notes to be due and payable immediately, by a notice in writing to the Issuer (and to the Trustee if given by Holders).

(b)          Upon the effectiveness of a declaration under Section 502(a), such principal, premium, if any, and interest will be due and payable immediately.  Notwithstanding the foregoing, in the case of an Event of Default arising under Section 501(9) with respect to the Issuer, any Subsidiary of the Issuer that is a Significant Subsidiary or any group of Subsidiaries of the Issuer that, taken together, would constitute a Significant Subsidiary, all Outstanding Notes will become due and payable immediately without further action or notice.

(c)          If a Default for a failure to report or failure to deliver a required certification in connection with another Default (the “Initial Default”) occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another Default that resulted solely because of that Initial Default will also be cured without any further action.  Any Default for the failure to comply with the provisions under Section 1009 or otherwise to deliver any notice or certificate pursuant to any other provision of this Indenture shall be deemed to be cured upon the delivery of any such report required by Section 1009 or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in this Indenture.

(d)          Holders of a majority in aggregate principal amount of the Outstanding Notes, by written notice to the Trustee, may (i) at any time after a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided in this Article, rescind and annul such declaration and its consequences, so long as such rescission and annulment would not conflict with any judgment of a court of competent jurisdiction and all amounts owing to the Trustee have been paid and (ii) waive an existing Default or Event of Default and its consequences hereunder (except a continuing Default in the payment of principal of, or interest or premium, if any, on, any Outstanding Note held by a non-consenting Holder which has become due otherwise than by such declaration of acceleration); provided, however, that no such rescission or waiver shall affect any subsequent default or impair any right consequent thereon.

(e)          Notwithstanding the preceding paragraph, in the event of any Event of Default specified in Section 501(6) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose,

(1)	the Indebtedness or Guarantee that is the basis for such Event of Default has been discharged, or

(2)	the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or

(3)	if the default that is the basis for such Event of Default has been cured or is no longer continuing.

(f)          Any notice of Default, notice of acceleration or instruction to the Trustee to provide a notice of Default, notice of acceleration or take any other action (a “Noteholder Direction”) provided by any one or more Holders of Notes (each a “Directing Holder”) must be accompanied by a written representation from each such Holder delivered to the Issuer and the Trustee that such Holder is not (or, in the case such Holder is the Depositary or its nominee, that such Holder is being instructed solely by beneficial owners that have represented to such Holder that they are not) Net Short (a “Position Representation”), which representation, in the case of a Noteholder Direction relating to the delivery of a notice of Default shall be deemed a continuing representation until the resulting Event of Default is cured or otherwise ceases to exist or the Notes are accelerated.  If the Holder of a Note is a clearing system or a common safekeeper or its nominee, any Position Representation required hereunder shall be provided by the clearing system or the common safekeeper or its nominee or by the beneficial owner of an interest in such Global Note after delivery to the Trustee of appropriate confirmation of beneficial ownership satisfactory to the Trustee.  In addition, each Directing Holder is deemed, at the time of providing a Noteholder Direction, to covenant to provide the Issuer with such other information as the Issuer may reasonably request from time to time in order to verify the accuracy of such Holder’s Position Representation within five Business Days of request therefor (a “Verification Covenant”).  The Trustee shall have no duty whatsoever to obtain this information for the Issuer.  In any case in which the Holder of a Note is the Depositary or its nominee, any Position Representation or Verification Covenant required hereunder shall be provided by the beneficial owner of the Note in lieu of the Depositary or its nominee, and the Depositary shall be entitled to rely conclusively on such Position Representation and Verification Covenant in delivering its direction to the Trustee.  If the Trustee acts pursuant to a Noteholder Direction, the Trustee shall, upon written request, deliver copies of the Position Representations for all Directing Holders to the Issuer within three Business Days of such request.

If, following the delivery of a Noteholder Direction, but prior to acceleration of the Notes, the Issuer determines in good faith that there is a reasonable basis to believe a Directing Holder was, at any relevant time, in breach of its Position Representation and provides to the Trustee an Officer’s Certificate stating that the Issuer has initiated litigation in a court of competent jurisdiction seeking a determination that such Directing Holder was, at such time, in breach of its Position Representation, and seeking to invalidate any Event of Default that resulted from the applicable Noteholder Direction, the cure period with respect to such Default shall be automatically stayed and the cure period with respect to such Event of Default shall be automatically reinstituted and any remedy stayed pending a final and non-appealable determination of a court of competent jurisdiction on such matter.  If, following the delivery of a Noteholder Direction, but prior to acceleration of the Notes, the Issuer provides to the Trustee an Officer’s Certificate stating that a Directing Holder failed to satisfy its Verification Covenant, the cure period with respect to such Default shall be automatically stayed and the cure period with respect to any Event of Default that resulted from the applicable Noteholder Direction shall be automatically reinstituted and any remedy stayed pending satisfaction of such Verification Covenant.  Any breach of the Position Representation shall result in such Holder’s participation in such Noteholder Direction being disregarded; and, if, without the participation of such Holder, the percentage of Notes held by the remaining Holders that provided such Noteholder Direction would have been insufficient to validly provide such Noteholder Direction, such Noteholder Direction shall be void ab initio, with the effect that such Event of Default shall be deemed never to have occurred, acceleration voided and the Trustee shall be deemed not to have received such Noteholder Direction or any notice of such Default or Event of Default; provided, however, that any indemnity or security provided by the Directing Holders to the Trustee shall not be invalidated and shall continue to survive.  For the avoidance of doubt, the foregoing requirements applicable to Noteholder Directions do not apply to any other directions given by Holders of Notes to the Trustee under this Indenture.

With its acquisition of a Note, each Holder and subsequent purchaser of the Note consents to the delivery of its Position Representation by the Trustee to the Issuer in accordance with the terms of this Indenture.  Each Holder of a Note and subsequent purchaser of the Note waives any and all claims, in law and/or in equity, against the Trustee, and agrees not to commence any legal proceeding against the Trustee in respect of, and agrees that the Trustee will not be liable for any action that the Trustee takes in accordance with this Indenture, or arising out of or in connection with following instructions or taking actions, in each case in accordance with a Noteholder Direction and, in each case, other than arising out of or in respect of the Trustee’s gross negligence or willful misconduct.  The Issuer hereby waives any and all claims, in law and/or in equity, against the Trustee, and agrees not to commence any legal proceeding against the Trustee in respect of, and agrees that the Trustee will not be liable for any action that the Trustee takes in accordance with this Indenture, or arising out of or in connection with following instructions or taking actions, in each case in accordance with a Noteholder Direction and, in each case, other than arising out of or in respect of the Trustee’s gross negligence or willful misconduct.

Notwithstanding anything in this Section 502(f) to the contrary, any Noteholder Direction delivered to the Trustee during the pendency of an Event of Default specified in Section 501(9) above, shall not require compliance with this Section 502(f).  For the avoidance of doubt, the Trustee shall be entitled to conclusively rely on any Noteholder Direction delivered to it in accordance with this Indenture, shall have no duty to inquire as to or investigate the accuracy of any Position Representation, enforce compliance with any Verification Covenant, verify any statements in any Officer’s Certificate delivered to it, or otherwise make calculations, investigations or determinations with respect to Derivative Instruments, Net Shorts, Long Derivative Instruments, Short Derivative Instruments or otherwise.  The Trustee shall have no liability to the Issuer, any Holder of a Note or any other Person in acting in good faith in accordance with a Noteholder Direction.  For the avoidance of doubt, the Trustee will treat all Holders of Notes equally with respect to their rights under this Indenture.  In connection with the requisite percentages required under this Indenture, the Trustee shall also treat all outstanding Notes equally irrespective of any Position Representation in determining whether the requisite percentage has been obtained with respect to the initial delivery of the Noteholder Direction.  The Issuer confirms that any and all actions that the Trustee takes or omits to take with respect to a Noteholder Direction, and all fees, costs expenses of the Trustee and its agents and counsel arising in connection therewith, shall be covered by the Issuer’s indemnification obligations under Section 607.

SECTION 503.          Additional Interest.  Notwithstanding anything else in this Indenture or in the Notes, in the event of the Issuer’s failure to comply with its obligations under Section 1009:  (a) the sole remedy of the Holders and the Trustee after the occurrence of any such failure shall, for the first 180 days following the occurrence of such failure, consist exclusively of the right to receive additional interest (“Additional Interest”) with respect to the Notes at a rate equal to 0.25% per annum of the principal amount of such Notes, which Additional Interest shall accrue from and including the date on which such failure first occurred to the 180th day thereafter (or such earlier date on which such failure shall have been cured or waived); (b) during such 180 day period, any such failure shall be deemed not to be an Event of Default; and (c) on the 181st day after such failure (if such failure shall not have been cured or waived prior to such 181st day), such failure will then constitute an Event of Default without any further notice or lapse of time and the Notes will be subject to acceleration as provided in Section 502.  If Additional Interest is payable on the Notes, the Issuer shall provide an Officer’s Certificate to the Trustee on or before the Regular Record Date for each Interest Payment Date such Additional Interest is payable setting forth the accrual period and the amount of such Additional Interest payable.  The Trustee may provide a copy of such Officer’s Certificate relating to Additional Interest to any Holder upon request.  Unless and until a Responsible Officer of the Trustee receives such a certificate, the Trustee may assume without inquiry that no such Additional Interest is payable.  The Trustee shall not at any time be under any duty or responsibility to any Holder to determine whether any Additional Interest is payable, or with respect to the nature, extent, or calculation of the amount of any Additional Interest owed, or with respect to the method employed in such calculation of any Additional Interest.  If the Issuer shall have paid Additional Interest directly to the persons entitled to it, the Issuer shall deliver to the Trustee an Officer’s Certificate setting forth the particulars of such payment.

SECTION 504.          Collection of Indebtedness and Suits for Enforcement by Trustee.  The Issuer covenants that if:

(1)	default is made in the payment of any installment of interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days, or

(2)	default is made in the payment of the principal of or premium, if any, on any Note at the Maturity thereof,

the Issuer will, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders of such Notes, the whole amount then due and payable on such Notes for principal of, and interest or premium, if any, on, the Notes when due, and interest or premium, if any, on any overdue principal, and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installment of interest, at the rate borne by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuer, any Guarantor or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer, any Guarantor or any other obligor upon the Notes, wherever situated.

If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders under this Indenture and the Note Guarantees by such appropriate judicial proceedings as the Trustee shall deem necessary to protect and enforce any such rights, including seeking recourse against any Guarantor, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy, including seeking recourse against any Guarantor.

SECTION 505.          Trustee May File Proofs of Claim.  In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer or any other obligor including any Guarantor, upon the Notes or the property of the Issuer or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuer for the payment of overdue principal, premium, if any, or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(1)
to file and prove a claim for the whole amount of principal (and premium, if any) and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(2)	to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 607.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.  The Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors’ committee or other similar committee.

SECTION 506.          Trustee May Enforce Claims Without Possession of Notes.  All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name and as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders in respect of which such judgment has been recovered.

SECTION 507.          Application of Money Collected.  Any money or property collected by the Trustee pursuant to this Article, or after the occurrence and during the continuance of an Event of Default any money or property distributable in respect of the Issuer’s or Guarantors’ obligations under this Indenture, shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal, interest or premium, if any, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST:  To the payment of all amounts due the Trustee (including any predecessor Trustee) under this Indenture;

SECOND:  To the payment of the amounts then due and unpaid for principal of, and interest or premium, if any, on, the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal, and interest or premium, if any, respectively; and

THIRD:  The balance, if any, to the Issuer or as a court of competent jurisdiction may direct in writing; provided, however, that all sums due and owing to the Holders and the Trustee have been paid in full as required by this Indenture.

The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 507.

SECTION 508.          Limitation on Suits.  Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder of a Note shall pursue any remedy with respect to this Indenture or the Notes, unless:

(1)	such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2)	Holders of at least 25.00% in aggregate principal amount of the Outstanding Notes have requested in writing the Trustee to pursue the remedy;

(3)	such Holder or Holders have offered and, if requested, provided to the Trustee security or indemnity reasonably satisfactory to the Trustee against any loss, liability, claim or expense;

(4)	the Trustee does not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5)	during such 60-day period, Holders of a majority in aggregate principal amount of the Outstanding Notes do not give the Trustee a direction inconsistent with such request,

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture or the Note Guarantees to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture or the Note Guarantees, except in the manner herein provided and for the equal and ratable benefit of all the Holders (it being further understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holders).

SECTION 509.          Unconditional Right of Holders To Receive Principal, Premium and Interest.  Notwithstanding any other provision in this Indenture, the Holder of any Note shall have the right, which is absolute and unconditional, to receive payment, as provided herein (including, if applicable, Article Eleven) and in such Note of the principal of, and premium, if any, and (subject to Section 307) interest on, such Note on the respective Stated Maturities expressed in such Note (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment on or after such respective dates, and such rights shall not be impaired without the consent of such Holder.

SECTION 510.          Restoration of Rights and Remedies.  If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture or the Note Guarantees and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, any Guarantor, any other obligor of the Notes, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 511.          Rights and Remedies Cumulative.  Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in the last paragraph of Section 306, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 512.          Delay or Omission Not Waiver.  No delay or omission of the Trustee or of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 513.          Control by Holders.  The Holders of not less than a majority in principal amount of the Outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred on the Trustee with respect to the Notes; provided, however, that:

(1)	such direction shall not be in conflict with any rule of law or with this Indenture, and such Holders have complied with Section 603(6);

(2)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and

(3)
the Trustee need not take any action which might involve it in personal liability or be unjustly prejudicial to the Holders not consenting (it being further understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unjustly prejudicial to such Holders).

SECTION 514.          Waiver of Past Defaults.  Subject to Sections 509 and 902, the Holders of not less than a majority in principal amount of the Outstanding Notes by written notice to the Trustee may on behalf of the Holders of all such Notes waive any existing Default or Event of Default and its consequences hereunder (except (1) a continuing Default or Event of Default in the payment of principal of, or interest or premium, if any, on, such Note held by a non-consenting Holder, or (2) in respect of a covenant or provision hereof or in any Note Guarantee which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Note affected, which shall require the consent of all such Holders) and rescind any acceleration and its consequences with respect to the Notes; provided, however, such rescission would not conflict with any judgment of a court of competent jurisdiction.

Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

SECTION 515.          Waiver of Stay or Extension Laws.  Each of the Issuer, the Guarantors and any other obligor on the Notes covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and each of the Issuer, the Guarantors and any other obligor on the Notes (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 516.          Undertaking for Costs.  In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorney’s fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant.  This Section 516 does not apply to a suit by the Trustee, a suit by a Holder relating to right to payment hereof, or a suit by Holders of more than 10% in principal amount of the then Outstanding Notes.

ARTICLE SIX

THE TRUSTEE

SECTION 601.          Duties of the Trustee.

(a)          Except during the continuance of an Event of Default:

(1)
the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2)
in the absence of bad faith, gross negligence or willful misconduct on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions specifically required by any provision hereof to be provided to it, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture, but not to verify the contents thereof including, any mathematical calculations or other facts stated therein.

(b)          If an Event of Default has occurred and is continuing of which a Responsible Officer has actual knowledge or of which written notice of such Event of Default shall have been given to a Responsible Officer by the Issuer, any other obligor of the Notes or by Holders of at least 25% of the aggregate principal amount of the Notes, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent Person would exercise or use under the circumstances in the conduct of such Person’s own affairs.

(c)          No provision of this Indenture shall be construed to relieve the Trustee from liability for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that:

(1)	this paragraph (c) shall not be construed to limit the effect of paragraph (a) of this Section;

(2)
the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Agent, unless it shall be proved in a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts; and

(3)
the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in aggregate principal amount of the Outstanding Notes relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture.

(d)          Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

(e)          No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers vested in it by this Indenture, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

SECTION 602.          Notice of Defaults.  Within 90 days after the earlier of receipt from the Issuer of notice of the occurrence of any Default or Event of Default hereunder or the date when such Default or Event of Default becomes actually known to a Responsible Officer of the Trustee, the Trustee shall transmit notice of such Default or Event of Default hereunder known to the Trustee to the Holders, unless such Default or Event of Default shall have been cured or waived; provided, however, that, except in the case of a Default or Event of Default in the payment of the principal of, or interest or premium, if any, on, any Note, the Trustee shall be protected in withholding such notice if and so long as Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders.

SECTION 603.          Certain Rights of Trustee.

(1)
the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document (whether in original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper party or parties;

(2)
any request or direction of the Issuer mentioned herein shall be sufficiently evidenced by an Issuer Request or Issuer Order or Officer’s Certificate and any resolution of the Board of Directors may be sufficiently evidenced by a certified Board Resolution and an Opinion of Counsel;

(3)
whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, conclusively rely upon an Issuer Request, Issuer Order, Officer’s Certificate or Opinion of Counsel and shall be full and complete authorization in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(4)
the Trustee shall not be charged with knowledge of any fact, Default or Event of Default with respect to the Notes unless either (i) a Responsible Officer shall have actual knowledge of such Default or Event of Default or (ii) written notice of such fact, Default or Event of Default shall have been given by the Issuer or by the Holders of at least 25% of the aggregate principal amount of the Notes and received by a Responsible Officer at the Corporate Trust Office and references this Indenture and the Notes.  Delivery of reports to the Trustee pursuant to Section 1009 shall not constitute knowledge of, or notice to, the Trustee of the information contained therein;

(5)
the Trustee may consult with counsel of its own selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the advice or opinion of such counsel or Opinion of Counsel;

(6)
the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders of the Notes pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against any loss, liability, claim or expense;

(7)
the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, or inquire as to the performance by the Issuer or the Guarantors of any of their covenants in this Indenture or inquire as to the performance by the Issuer or the Guarantors of any of their covenants in this Indenture, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney at the expense of the Issuer and shall incur no liability of any kind by reason of such inquiry or investigation;

(8)
the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(9)
the Trustee shall not be liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(10)
the rights, privileges, protections, immunities and benefits given to the Trustee, including its rights to be compensated, reimbursed and indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder whether as an Agent or otherwise, and each agent, custodian and other Person employed to act hereunder;

(11)
the Trustee may request that the Issuer deliver an Incumbency Certificate substantially in the form of Exhibit C hereto setting forth the names of individuals or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Incumbency Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded;

(12)	the Trustee shall not be required to give any note, bond or surety in respect of the execution of the trusts and powers under this Indenture;

(13)	the permissive right of the Trustee to take actions permitted by this Indenture shall not be construed as an obligation or duty to do so; and

(14)
in no event shall the Trustee be responsible or liable for special, punitive, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

SECTION 604.          Trustee Not Responsible for Recitals or Issuance of Notes.  The recitals contained herein and in the Notes, except for the Trustee’s certificates of authentication, shall be taken as the statements of the Issuer, and neither the Trustee nor any Agent assumes responsibility for their correctness.  Neither the Trustee nor any Agent makes representations as to and shall not be responsible for the validity or sufficiency of this Indenture or of the Notes or Note Guarantees, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Notes and perform its obligations hereunder.  Neither the Trustee nor any Agent shall be accountable for the use or application by the Issuer of Notes or the proceeds thereof or the Offering Memorandum or any other documents used in connection with the sale or distribution of the Notes.  The Trustee shall not be accountable for any money paid to the Issuer or upon the Issuer’s direction under any provision of this Indenture.  The Trustee shall not be bound to ascertain or inquire as to the performance, observance, or breach of any covenants, conditions, representations, warranties or agreements on the part of the Issuer or the Guarantors but the Trustee may require full information and advice as to the performance of the aforementioned covenants.  Under no circumstances shall the Trustee be liable in its individual capacity for the obligations evidenced by the Notes or the Note Guarantees.  The Trustee shall have no obligation to pursue any action that is not in accordance with applicable law.  The Trustee shall have no obligation to independently determine or verify if any Ratings Event or other event has occurred or notify the Holders of any event dependent upon the rating of the Notes, or if the rating on the Notes has been changed, suspended or withdrawn by any Rating Agency.  The Trustee shall have no obligation to independently determine or verify if any Change of Control, Change of Control Repurchase Event, or any other event has occurred or if a Change of Control Offer is required to be made, or notify the Holders of any such event.

SECTION 605.          May Hold Notes.  The Trustee, any Paying Agent, any Note Registrar or any other agent of the Issuer or of the Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with the Issuer with the same rights it would have if it were not the Trustee, Paying Agent, Note Registrar or such other agent; provided, however, that, if it acquires any “conflicting interest” (within the meaning of TIA Section 310(b)), it must eliminate such conflict within 90 days or resign.

SECTION 606.          Money Held in Trust.  Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law.  The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Issuer.

SECTION 607.          Compensation and Reimbursement.  The Issuer and the Guarantors, jointly and severally, agree:

(1)
to pay to the Trustee from time to time such compensation as shall be agreed in writing between the Issuer and the Trustee for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2)
except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as shall be determined to have been caused by its own gross negligence or willful misconduct as finally adjudicated by a court of competent jurisdiction; and

(3)
to indemnify the Trustee (including its officers, directors, employees and agents) and any predecessor Trustee for, and to hold it harmless against, any and all loss, liability, claim, damage or fee, cost or other expense, including taxes (other than the taxes based on the income of the Trustee) and reasonable attorneys’ fees and expenses, incurred without gross negligence or willful misconduct on its part as finally adjudicated by a court of competent jurisdiction, arising out of or in connection with the acceptance or administration of this trust, including the reasonable costs and expenses of defending itself against any claim regardless of whether the claim is asserted by the Issuer, a Guarantor, a Holder or any other Person or liability in connection with the exercise or performance of any of its powers or duties hereunder, including the reasonable costs and expenses of enforcing this Indenture or a Note Guarantee against the Issuer or a Guarantor (including this Section 607), and including reasonable attorneys’ fees and expenses and court costs incurred in connection with any action, claim or suit brought to enforce the Trustee’s right to compensation, reimbursement or indemnification.

The obligations of the Issuer and the Guarantors under this Section to compensate the Trustee, to pay or reimburse the Trustee for expenses, disbursements and advances and to indemnify and hold harmless the Trustee shall constitute additional indebtedness hereunder and shall survive the satisfaction and discharge of this Indenture and resignation or removal of the Trustee.  As security for the performance of such obligations of the Issuer, the Trustee shall have a claim prior to the Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust solely for the benefit of the Holders entitled thereto for the payment of principal of, or interest or premium, if any, on, particular Notes.

When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(7), the expenses (including the reasonable charges and expenses of its counsel) of and the compensation for such services are intended to constitute expenses of administration under any applicable Bankruptcy Law.  “Trustee” for the purposes of this Section 607 shall include any predecessor Trustee and the Trustee in each of its capacities hereunder and each agent, custodian and other person employed to act hereunder as permitted by this Indenture; provided, however, that the gross negligence or willful misconduct of any predecessor Trustee hereunder shall not affect the rights of any other successor Trustee hereunder (other than a successor Trustee that is successor by merger or consolidation to such predecessor Trustee).

The provisions of this Section shall survive the satisfaction and discharge of this Indenture and resignation or removal of the Trustee.

SECTION 608.          Corporate Trustee Required; Eligibility.  There shall be at all times a Trustee hereunder which shall be eligible to act as Trustee under TIA Section 310(a)(1) and Section 310(a)(5) and shall have a combined capital and surplus of at least $50,000,000.  If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of federal, state, territorial or District of Columbia supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.  If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

SECTION 609.          Resignation and Removal; Appointment of Successor.

(a)          No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 610.

(b)          The Trustee may resign at any time by giving written notice thereof to the Issuer.  Upon receiving such notice of resignation, the Issuer shall promptly appoint a successor trustee by written instrument, a copy of which shall be delivered to the resigning Trustee and a copy to the successor Trustee.  If the instrument of acceptance by a successor Trustee required by Section 610 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition, at the expense of the Issuer, any court of competent jurisdiction for the appointment of a successor Trustee.

(c)          The Trustee may be removed at any time by Act of the Holders of not less than a majority in principal amount of the Outstanding Notes, delivered to the Trustee and to the Issuer.  If the instrument of acceptance by a successor Trustee required by Section 610 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition, at the expense of the Issuer, any court of competent jurisdiction for the appointment of a successor Trustee.

(d)          The Trustee shall comply with TIA Section 310(b); provided, however, that, there shall be excluded from the operation of TIA Section 310(b)(1) any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Issuer are outstanding if the requirements for such exclusion set forth in TIA Section 310(b)(1) are met.

(e)          If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Issuer shall promptly appoint a successor Trustee.  If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Notes delivered to the Issuer and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment, become the successor Trustee and supersede the successor Trustee appointed by the Issuer.  If no successor Trustee shall have been so appointed by the Issuer or the Holders and accepted appointment in the manner hereinafter provided, any Holder who has been a bona fide Holder of a Note for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

(f)          The Issuer shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee to the Holders in the manner provided for in Section 107.  Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

SECTION 610.          Acceptance of Appointment by Successor.

(a)          Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Issuer and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Issuer or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.  Upon request of any such successor Trustee, the Issuer shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

(b)          No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 611.          Merger, Conversion, Consolidation or Succession to Business.  Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder; provided, however, such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto.  In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes.  In case at that time any of the Notes shall not have been authenticated, any successor Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor Trustee.  In all such cases such certificates shall have the full force and effect which this Indenture provides for the certificate of authentication of the Trustee shall have; provided, however, that, the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Notes in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

SECTION 612.          Appointment of Authenticating Agent.  At any time when any of the Notes remain Outstanding, the Trustee may appoint one or more agents (each an “Authenticating Agent”) with respect to the Notes which shall be authorized to act on behalf of the Trustee to authenticate Notes and the Trustee shall give written notice of such appointment to all Holders of Notes with respect to which such Authenticating Agent will serve, in the manner provided for in Section 107.  Notes so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder.  Any such appointment shall be evidenced by an instrument in writing signed by an authorized signatory of the Trustee, and a copy of such instrument shall be promptly furnished to the Issuer.  Wherever reference is made in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent.  Each Authenticating Agent shall be acceptable to the Issuer.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent; provided, however, such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Issuer.  The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Issuer.  Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Issuer and shall give written notice of such appointment to all Holders of Notes, in the manner provided for in Section 107.  Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent.  No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Issuer agrees to pay to each Authenticating Agent from time to time such compensation for its services under this Section as shall be agreed in writing between the Issuer and such Authenticating Agent.

If an appointment is made pursuant to this Section, the Notes may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternate certificate of authentication in the following form:

This is one of the Notes designated therein referred to in the within-mentioned Indenture.

TRUIST BANK as Trustee

Date:	By:
as Authenticating Agent

SECTION 613.          Preferential Collection of Claims Against Issuer.  The Trustee is subject to TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b).  A Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated therein.

SECTION 614.          Escrow Agreement.  The Trustee is hereby directed to agree to the appointment of the Escrow Agent and is hereby directed to enter into the Escrow Agreement.  The Trustee is not responsible for the contents or sufficiency of the Escrow Agreement; and in entering into the Escrow Agreement, and with respect to all matters arising under the Escrow Agreement, the Trustee shall have the rights, protections, immunities and indemnities granted to it under this Indenture.  Neither the Trustee nor any Holder (whether acting directly or by direction or demand to the Trustee) shall be entitled or permitted to give any direction to, or make any demand upon, the Escrow Agent that would be contrary to, or in conflict with, the provisions governing the Escrow Release in accordance with the Escrow Agreement, or as otherwise expressly set forth hereto or thereto.

ARTICLE SEVEN

HOLDERS LISTS AND REPORTS BY TRUSTEE AND ISSUER

SECTION 701.          Issuer To Furnish Trustee Names and Addresses.  The Issuer will furnish or cause to be furnished to the Trustee:

(1)
semiannually, not more than 10 days after each Regular Record Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of such Regular Record Date; and

(2)
at such other times as the Trustee may reasonably request in writing, within 30 days after receipt by the Issuer of any such request, a list of similar form and content to that in clause (1) hereof as of a date not more than 15 days prior to the time such list is furnished;

provided, however, that, if and so long as the Trustee shall be a Note Registrar, no such list need be furnished.

SECTION 702.          Reports by Trustee.  Within 60 days after June 1 of each year commencing with June 1, 2023, the Trustee shall transmit to the Holders of Notes (with a copy to the Issuer at the address specified in Section 106), in the manner and to the extent provided in TIA Section 313(c), a brief report dated as of such October 1 that complies with TIA Section 313(a).  The Trustee also shall comply with TIA Section 313(b).  A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange, if any, upon which the Notes are listed, and with the SEC and mailed to the Issuer.  The Issuer will promptly notify the Trustee in writing when the Notes are listed on any stock exchange and any delisting thereof.

ARTICLE EIGHT

MERGER, CONSOLIDATION OR SALE
OF ALL OR SUBSTANTIALLY ALL ASSETS

SECTION 801.          Issuer May Consolidate, etc., Only on Certain Terms.

(a)          Subject to Section 803, from and after the Effective Date, the Issuer will not, directly or indirectly:  (i) consolidate or merge with or into another Person (whether or not the Issuer is the surviving Person), or (ii) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Issuer and its Subsidiaries, taken as a whole, in one or more related transactions, to another Person unless:

(1)
either (A) in the case of a consolidation or merger, the Issuer is the surviving Person or (B) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made (the “Successor Company”) is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia; and, if the Successor Company is not a corporation, a co-obligor of the Notes is a corporation organized or existing under any such laws;

(2)	the Successor Company assumes all the obligations of the Issuer under this Indenture and the Notes pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee;

(3)	immediately after such transaction, no Default exists; and

(4)
in any transaction in which the Issuer is not the surviving Person, the Successor Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, conveyance, lease or other disposition and such supplemental indentures, if any, comply with this Indenture.

(b)          The Successor Company will succeed to, and be substituted for, the Issuer under this Indenture and the Notes, as applicable and the Issuer will automatically be released and discharged from its obligations thereunder; provided that, in the case of a lease of all or substantially all of the Issuer’s assets, the predecessor company shall not be so released.

(c)          Notwithstanding anything else herein, (A) Section 8.01(a) shall not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Issuer and its Subsidiaries (provided that, any such sale, assignment, transfer, conveyance, lease or disposition of assets is solely to the Issuer, a Guarantor or another Subsidiary who becomes a Guarantor) and (B) clause (3) of Section 801(a), shall not apply to (1) the Issuer consolidating with, merging into or selling, assigning, transferring, conveying, leasing or otherwise disposing of all or part of its properties and assets to one of the Issuer’s Subsidiaries for any purpose, (2) any Subsidiary consolidating with, merging into or selling assigning, transferring, conveying, leasing or otherwise disposing of all or part of its properties and assets to the Issuer or to another Subsidiary for any purpose (provided that, in the event that such Subsidiary is a Guarantor, it may consolidate with, merge into or sell, assign transfer, convey, lease or otherwise dispose of all or part of its properties and assets solely to the Issuer, another Guarantor or another Subsidiary who becomes a Guarantor), (3) the Issuer merging with or into an Affiliate solely for the purpose of reincorporating in another jurisdiction, or (4) the Issuer converting into a Person organized or existing under the laws of a jurisdiction in the United States.

(d)          A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Subsidiary of the Issuer, other than with or to the Issuer or another Guarantor, unless:

(1)	immediately after giving effect to such transaction, no Default exists; and

(2)
the Subsidiary acquiring the property in any such sale or disposition or the Subsidiary formed by or surviving any such consolidation or merger (if not already a Guarantor) unconditionally assumes all the Obligations of that Guarantor under its Note Guarantee and the Indenture pursuant to a supplemental indenture, applicable joinders, and other customary documents and instruments, in each case, reasonably satisfactory to the Trustee.

(e)          Prior to the Effective Date, the Issuer will not, directly or indirectly:  (i) consolidate or merge with or into another Person (whether or not the Issuer is the surviving Person), or (ii) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Issuer and its Subsidiaries, taken as a whole, in one or more related transactions, to another Person; provided that the Issuer may consummate the Escrow Merger pursuant to Section 803.

SECTION 802.          Successor Substituted.  Upon any consolidation or merger, or any sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the assets of the Issuer in accordance with Section 801 hereof, the successor Person formed by such consolidation or into which the Issuer is merged or the successor Person to which such sale, assignment, conveyance, transfer, lease or disposition is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such successor Person had been named as the Issuer herein.  When a successor Person assumes all obligations of its predecessor hereunder and under the Notes such predecessor shall be released from all obligations; provided, however, that in the event of a transfer or lease, the predecessor shall not be released from the payment of principal and interest or other obligations on the Notes.

SECTION 803.          Escrow Merger.  Upon the consummation of the Assumption, the Company shall (i) execute and deliver to the Trustee an Officer’s Certificate identifying and confirming the Effective Date; (ii) execute and deliver to the Trustee a supplemental indenture substantially in the form set forth as Exhibit B hereto; and (iii) deliver to the Trustee an Opinion of Counsel (which may contain customary exceptions) that such supplemental indenture complies with the requirements of this Section 803 and has been duly authorized, executed and delivered by the Company and constitutes a legal, valid, binding and enforceable obligation of the Company.  At the time of the Escrow Release, the Escrow Merger shall be completed, whereupon the Company shall be the surviving entity and shall succeed to, and be substituted for, and may exercise every right and power of, the Escrow Issuer under this Indenture.  Notwithstanding anything in this Indenture to the contrary, the Escrow Merger upon (or substantially concurrently with) the consummation of the Assumption shall be permitted under this Indenture.

ARTICLE NINE

AMENDMENTS, SUPPLEMENTS AND WAIVERS

SECTION 901.          Amendments or Supplements Without Consent of Holders.  Without the consent of any Holder, the Issuer, any Guarantor (with respect to any amendment relating to its Note Guarantee) and the Trustee, at any time and from time to time, may amend or supplement this Indenture, the Escrow Agreement, the Notes and any related Note Guarantee, in form reasonably satisfactory to the Trustee, for any of the following purposes:

(1)	to cure any ambiguity, omission, mistake, defect or inconsistency;

(2)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)
to provide for the assumption of the Issuer’s or a Guarantor’s obligations to Holders of the Notes and the Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the Holders or that does not materially adversely affect the legal rights under this Indenture of any such Holder;

(5)
to conform the text of this Indenture, the Note Guarantees, the Notes or the Escrow Agreement to any provision of the “Description of Notes” section of the Offering Memorandum as evidenced in an Officer’s Certificate to the Trustee;

(6)	to provide for the issuance of Additional Notes, in accordance with this Indenture;

(7)
to allow any Guarantor to execute a supplemental indenture or Note Guarantee with respect to the Notes; provided that any such supplemental indenture may be signed by the Issuer, the Guarantor providing the Note Guarantee, and the Trustee;

(8)	to secure the Notes or add covenants for the benefit of the Holders of Notes or to surrender any right or power conferred upon the Issuer or any Guarantor;

(9)	to comply with the requirements of the SEC in order to effect or maintain the qualification of this Indenture under the TIA;

(10)
to amend the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including to facilitate the issuance and administration of the Notes; provided, however, that, (A) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (B) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(11)	to evidence and provide for the acceptance and appointment under this Indenture of a successor Trustee pursuant to the requirements of Sections 609 and 610 hereof; or

(12)
to release a Guarantor of the Notes upon its sale or other permitted release from its Note Guarantee; provided that such sale, designation, or release is in accordance with the applicable provisions of this Indenture.

SECTION 902.          Amendments, Supplements or Waivers with Consent of Holders.

(a)          With the consent of the Holders of not less than a majority in principal amount of the Outstanding Notes (including any Additional Notes, if any) voting as a single class (including consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), by Act of said Holders delivered to the Issuer and the Trustee, the Issuer, any Guarantor (with respect to any Note Guarantee to which it is a party or this Indenture) and the Trustee may amend or supplement this Indenture, any Note Guarantee, the Notes or the Escrow Agreement for the purpose of adding any provisions hereto or thereto, changing in any manner or eliminating any of the provisions or of modifying in any manner the rights of the Holders hereunder or thereunder and any existing Default (other than a Default in the payment of the principal of, or interest or premium, if any, on, the Notes, except for a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Notes, the Note Guarantees or the Escrow Agreement may be waived with the consent of the Holders of not less than a majority in principal amount of the Outstanding Notes (including, Additional Notes, if any) voting as a single class (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes); provided, however, that, without consent of the Holder of each Outstanding Note affected thereby, no such amendment, supplement or waiver shall, with respect to any Notes held by a non-consenting Holder:

(1)	reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2)
reduce the principal of or change the Stated Maturity of any such Note or alter or waive any of the provisions with respect to the redemption of the Notes (except those provisions set forth in Section 1013);

(3)	reduce the rate of or change the time for payment of interest, including Defaulted Interest on any Note;

(4)
waive a Default in the payment of principal of, or interest or premium, if any, on, the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Outstanding Notes and a waiver of the payment default that resulted from such acceleration;

(5)	make any Note payable in money other than that stated in the Notes;

(6)	make any change in Section 514 or the rights of Holders of the Notes to receive payments of principal of, or interest or premium, if any, on, the Notes;

(7)	waive a redemption payment with respect to any Note (other than a payment required by Section 1013);

(8)	release any Guarantor from any of its obligations under its Note Guarantee or this Indenture, except in accordance with the terms of this Indenture;

(9)	make any material change in the provisions of this Indenture set forth in Sections 1015, 1016 and 1109;

(10)	make any change in the Escrow Agreement that would adversely affect the holders of the Notes in any material respect; or

(11)	make any changes to this Section 902.

(b)          It shall not be necessary for the consent of Holders under this Section 902 to approve the particular form of any proposed amendment or waiver, and it shall be sufficient if such consent approves the substance thereof.

SECTION 903.          Execution of Amendments, Supplements or Waivers.  In executing, or accepting the additional trusts created by, any amendment, supplement or waiver permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be provided with, and shall be fully protected in relying upon, the provision to the Trustee of evidence reasonably satisfactory to the Trustee of the consent of the Holders of Notes if applicable, and an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amendment, supplement or waiver is authorized and permitted by this Indenture and that such amendment, supplement or waiver is the legal, valid and binding obligation of the Issuer and any Guarantors party thereto, enforceable against them in accordance with its terms, subject to customary exceptions and qualifications, and complies with the provisions hereof.  Guarantors may, but shall not be required to, execute supplemental indentures that do not modify such Guarantor’s Note Guarantee.  The Trustee may, but shall not be obligated to, enter into any such amendment, supplement or waiver that affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

SECTION 904.          Effect of Amendments, Supplements or Waivers.  Upon the execution of any supplemental indenture, amendment or waiver under this Article, this Indenture shall be modified in accordance therewith, and such amendment, supplement or waiver shall form a part of this Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 905.          [Reserved].

SECTION 906.          Reference in Notes to Supplemental Indentures.  Notes authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture.  If the Issuer shall so determine, new Notes so modified as to conform, in the opinion of the Trustee and the Issuer, to any such supplemental indenture may be prepared and executed by the Issuer and authenticated and delivered by the Trustee in exchange for Outstanding Notes.  Failure to make the appropriate notation or issue a new Note pursuant to this Section 906 will not affect the validity and effect of such supplement, amendment or waiver.

SECTION 907.          Notice of Supplemental Indentures.  Promptly after the execution by the Issuer, any Guarantor and the Trustee of any supplemental indenture pursuant to the provisions of Section 902, the Issuer shall give notice thereof to the Holders of each Outstanding Note affected, in the manner provided for in Section 107, setting forth in general terms the substance of such supplemental indenture.  Failure to deliver such notice pursuant to this Section 907 will not affect the validity and effect of such supplement, amendment or waiver.

ARTICLE TEN

COVENANTS

SECTION 1001.          Payment of Principal, Premium, if any, and Interest.  The Issuer covenants and agrees for the benefit of the Holders that it will duly and punctually pay the principal of, and premium, if any, and interest on, the Notes in accordance with the terms of the Notes and this Indenture.  Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than the Issuer, holds as of 12:00 noon eastern time on the due date money deposited by the Issuer in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due.

SECTION 1002.          Maintenance of Office or Agency.  The Issuer will maintain in the continental United States an office or agency where Notes may be presented or surrendered for payment, where Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served.  The Corporate Trust Office of the Trustee shall be such office or agency of the Issuer in continental United States, unless the Issuer shall designate and maintain some other office or agency for one or more of such purposes.  The Issuer will give prompt written notice to the Trustee of any change in the location of such office or agency.  If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Issuer hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind any such designation; provided, however, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency in continental United States.  The Issuer will give prompt written notice to the Trustee of any such designation or rescission and any change in the location of any such other office or agency.

SECTION 1003.          Money for Notes Payments to Be Held in Trust.  If the Issuer shall at any time act as its own Paying Agent, it will, on or before each due date of the principal of, or premium, if any, or interest on, any of the Notes, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal, or premium, if any, or interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee in writing of its action or failure so to act.

Whenever the Issuer shall have one or more Paying Agents for the Notes, it will, on or before each due date of the principal of, or premium, if any, or interest on, any Notes in accordance with Section 1001, deposit with a Paying Agent a sum sufficient to pay the principal, interest or premium, if any, so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is the Trustee) the Issuer will promptly notify the Trustee in writing of such action or any failure so to act.

Each Paying Agent agrees:

(1)	that it will hold all sums received by it as Paying Agent for the payment of the principal of or interest on any Notes in trust for the benefit of the Holders or of the Trustee;

(2)
that it will give the Trustee notice of any failure by the Issuer to make any payment of the principal of or interest on any Notes and any other payments to be made by or on behalf of the Issuer under this Indenture or the Notes when the same shall be due and payable; and

(3)	that it will pay any such sums so held in trust by it to the Trustee forthwith upon the Trustee’s written request at any time during the continuance of the failure referred to in clause (2) above.

The Issuer may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Issuer Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Issuer or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Issuer or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums.

Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, or premium, if any, or interest on, any Note and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Issuer on Issuer Request, or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as Trustee thereof, shall thereupon cease.

SECTION 1004.          Organizational Existence.  Subject to Article Eight, the Issuer will do or cause to be done all things necessary to preserve and keep in full force and effect its organizational existence and its organizational rights (charter and statutory) and franchises; provided, however, that the Issuer shall not be required to preserve any such right or franchise if the Board of Directors of the Issuer shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer and its Subsidiaries, taken as a whole.  Notwithstanding the foregoing, this Section 1004 shall not apply to the consummation of the Transactions.

SECTION 1005.          [Reserved].

SECTION 1006.          [Reserved].

SECTION 1007.          [Reserved].

SECTION 1008.          Statement by Officer as to Default.

(a)          The Issuer will deliver to the Trustee within 120 days after the end of each fiscal year, a brief certificate (which need not comply with the requirements of the definition of “Officer’s Certificate” set forth herein) from the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer, or the equivalent, of the Issuer on its behalf as to his or her knowledge of the Issuer’s and the Guarantors’ compliance with all covenants and agreements under this Indenture required to be complied with by the Issuer or such Guarantor.  Such certificate need not include a reference to any non-compliance that has been fully cured prior to the date as of which such certificate speaks.

(b)          When any Default has occurred and is continuing under this Indenture, the Issuer shall deliver to the Trustee by registered or certified mail or facsimile transmission an Officer’s Certificate specifying such event, notice or other action within 15 Business Days of any Officer becoming aware of such occurrence.

SECTION 1009.          Reports and Other Information.

(a)          Notwithstanding that the Issuer may not be required to be or remain subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the Issuer will file with the SEC (unless such filing is not permitted under the Exchange Act or by the SEC), so long as any Notes are Outstanding, the annual reports, information, documents and other reports that the Issuer is required to file with the SEC pursuant to such Section 13(a) or 15(d) or would be so required to file if the Issuer were so subject.

(b)          Notwithstanding the foregoing, the Issuer will not be obligated to file such reports with the SEC if the SEC does not permit such filing; provided, however, in such case, the Issuer shall provide such information to the Trustee and the Holders, prospective investors that certify they are qualified institutional buyers, securities analysts and market makers (“Permitted Parties”) by the date the Issuer would be required to file such information pursuant to the preceding paragraph.  The requirements set forth in this paragraph and the preceding paragraph may be satisfied by delivering such information electronically to the Trustee and posting copies of such information on a website (which may be nonpublic and may be maintained by the Issuer or a third party) to which Permitted Parties are given access and to which such information is posted.

(c)          For so long as the Issuer is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the Issuer shall use its commercially reasonable efforts, consistent with its judgment as to what is prudent at the time, to participate in quarterly and annual conference calls to discuss results of operations with Permitted Parties.  The Issuer shall issue a press release which will provide the date and time of any such call and will direct Permitted Parties to contact the investor relations office of the Issuer to obtain access to the conference call.

(d)          At any time when the Issuer is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Issuer shall use its reasonable efforts to participate in quarterly and annual private conference calls to discuss results of operations with Permitted Parties within 15 Business Days after the date on which quarterly and annual, as the case may be, reports are required to be furnished under this Indenture.  The Issuer shall employ commercially reasonably means expected to reach Permitted Parties no fewer than three Business Days prior to the date of the conference call required to be held to announce the time and date of such conference call and either including all information necessary to access the call or directing Permitted Parties to contact the appropriate person at the Issuer to obtain such information.

(e)          At any time when the Issuer is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Issuer will furnish to Holders and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are “restricted securities” under Rule 144 under the Securities Act.

(f)          Notwithstanding anything else contained in this Indenture, if the Issuer has filed with the SEC the reports described in the preceding paragraphs (including via the EDGAR system or any successor electronic filing system), the Issuer shall be deemed to be in compliance with clauses (a), (b) and (e) above.  Prior to the Effective Date, so long as the Company owns 100% of the Capital Stock of the Escrow Issuer, and files reports with the SEC in accordance with Section 13 or 15(d) of the Exchange Act, whether voluntarily or otherwise, in compliance with this Section 1009, then the Escrow Issuer shall be deemed to be in compliance with clauses (a), (b) and (e) above.

(g)          Delivery of reports, information and documents to the Trustee is for informational purposes only and its receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of its covenants under this Indenture or the Notes (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).  The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, our compliance with the covenants or with respect to any reports or other documents filed with the SEC or EDGAR or website under this Indenture, or participate in any conference calls.

SECTION 1010.          Limitation on Liens.  From and after the Effective Date, the Issuer shall not, and shall not permit any of its Subsidiaries to, create, incur or assume any Lien (other than Permitted Liens) upon any Principal Property to secure Indebtedness of the Issuer, any Subsidiary of the Issuer or any other Person, without securing the Notes equally and ratably with (but without regard to the control of remedies) or, at the option of the Issuer, prior to, such other Indebtedness for so long as such other Indebtedness is so secured.  Any Lien that is granted to secure the Notes under this Section 1010 shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Notes under this Section 1010.  The foregoing restriction shall not apply to any Subsidiary that constitutes an Excluded Subsidiary for so long as it constitutes an Excluded Subsidiary.

SECTION 1011.          Limitation on Subsidiary Debt.

(a)          From and after the Effective Date, the Company will not permit any of its Subsidiaries (other than any Excluded Subsidiary for so long as it constitutes an Excluded Subsidiary) to create, assume, incur, Guarantee or otherwise become liable for or suffer to exist any Indebtedness (any such Indebtedness of a Subsidiary of the Issuer, “Subsidiary Debt”), without, within 60 days of creating, assuming, incurring, Guaranteeing or otherwise becoming liable for or suffering to exist such Subsidiary Debt, entering into a supplemental indenture pursuant to which it agrees to provide a Note Guarantee.  Notwithstanding anything else in this Indenture, the Notes or any Note Guarantee, a Subsidiary of the Issuer will not be required to provide a Note Guarantee pursuant to the foregoing restriction or otherwise as a result of such Subsidiary creating, assuming, incurring, Guaranteeing or otherwise becoming liable for or suffering to exist any Subsidiary Debt described in clauses (1) through (12) below:

(1)
Indebtedness of a Person existing at the time it is merged, combined, amalgamated or consolidated with or into any such Subsidiary or at the time of a sale, lease or other disposition of the properties and assets of such Person (or a division thereof) as an entirety or substantially as an entirety to any such Subsidiary and is assumed by such Subsidiary; provided that such Indebtedness was not incurred in contemplation thereof and is not Guaranteed by any other Subsidiary (other than any Guarantee existing at the time of such merger, combination, amalgamation, consolidation or sale, lease or other disposition of properties and assets and that was not issued in contemplation thereof);

(2)	Indebtedness of a Person existing at the time such Person becomes a Subsidiary of the Issuer; provided that any such Indebtedness was not incurred in contemplation thereof;

(3)	Indebtedness owed to the Issuer or any Subsidiary of the Issuer;

(4)
Indebtedness (including Finance Lease Obligations), Disqualified Stock and preferred stock incurred or issued by the Issuer or any Subsidiary of the Issuer, to finance the purchase, lease, construction, installation, development, repair, replacement or improvement of property (real or personal) or equipment that is used or useful in a similar business to that of the Issuer or any Subsidiary, including through the direct purchase of assets or the Capital Stock of any Person owning such assets, and all Permitted Refinancing Indebtedness incurred to refinance any Indebtedness, Disqualified Stock and preferred stock incurred pursuant to this clause (4); provided, however, that such Indebtedness exists at the date of such purchase, lease, construction, installation, repair, replacement or improvement or is created within 270 days of the completion thereof;

(5)
Indebtedness or Guarantees in respect of netting services, business credit card programs, overdraft protection and other treasury, depository and cash management services or incurred in connection with any automated clearinghouse transfers of funds or other fund transfer or payment processing services;

(6)
Indebtedness or Guarantees arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that any such Indebtedness or Guarantee is extinguished within five Business Days of its incurrence;

(7)
(i) reimbursement obligations incurred in the ordinary course of business with respect to letters of credit, bankers’ acceptances, bank guarantees, warehouse receipts or similar facilities issued or entered into in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, performance or surety bonds, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement or indemnification obligations regarding workers’ compensation claims, performance or surety bonds, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance and (ii) Indebtedness of any Subsidiary supported by a letter of credit issued pursuant to any Credit Facility, in a principal amount not in excess of the stated amount of such letter of credit;

(8)	client advances and deposits received in the ordinary course of business;

(9)
(a) Indebtedness or Guarantees incurred by Foreign Subsidiaries; provided that, (i) as of the date such Indebtedness is incurred, and after giving effect to such incurrence, the aggregate principal amount outstanding pursuant to this clause (9) does not exceed the greater of (i) $450.0 million and (ii) 4.50% of Consolidated Total Assets of the Issuer measured as of the date any such Indebtedness is incurred (after giving pro forma effect to the application of the net proceeds therefrom and any transaction in connection with which such Indebtedness is being incurred) and (b) Indebtedness of any Finance Subsidiary and the extension, renewal, replacement or refinancing thereof;

(10)
Indebtedness or Guarantees incurred (i) in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance obligations, reclamation and statutory obligations, (ii) in connection with the financing of insurance premiums or self-insurance obligations or take-or-pay obligations contained in supply agreements and (iii) in respect of guarantees, warranty or contractual service obligations, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit and banker’s acceptances for operating purposes or to secure any Indebtedness or other obligations referred to in clauses (1) through (8) or this clause (10), payment (other than for payment of Indebtedness) and completion Guarantees, in each case provided or incurred (including Guarantees thereof) in the ordinary course of business;

(11)
Indebtedness outstanding on the Issue Date (other than the Subsidiaries’ Guarantees of the Existing Credit Facilities, the Amended and Restated Credit Facilities, the Senior Secured Notes, the 2028 Notes and the 2029 Notes) and any Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, replace, defease or discharge, any Indebtedness existing on the Issue Date or referred to, or incurred under, clauses (1), (2), (4) or (9)(a) above or (12) below; provided, however, that any Permitted Refinancing Indebtedness incurred pursuant to this clause (11) with respect to clauses (1), (2), (4) or (9)(a) above or (12) below, as the case may be, shall, for purposes of determining amounts outstanding and the availability under the applicable such clause, be deemed to be outstanding under such clauses (1), (2), (4) or (9)(a) above or (12) below, as applicable, and not this clause (11);

(12)
Indebtedness or Guarantees created or incurred by any Subsidiary of the Issuer, if, as of the date such Indebtedness is incurred and after giving effect to such incurrence, Aggregate Net Availability Debt does not exceed the greatest of (a) $4,095.0 million, (b) 15% of the Consolidated Net Tangible Assets of the Issuer measured as of the date any such Indebtedness is incurred (after giving pro forma effect to the application of the net proceeds therefrom and any transaction in connection with which such Indebtedness is being incurred) and (c) 3.75 times EBITDA of the Issuer for the Applicable Measurement Period; or

(13)
Permitted Securitizations; provided that, as of the date such Indebtedness is incurred, and after giving effect to such incurrence, the aggregate principal amount outstanding pursuant to this clause (13) does not exceed $125.0 million.

(b)          Any such Subsidiary also may, without Guaranteeing the payment of the principal of, or premium, if any, or interest on, the Notes, extend, renew, replace, refinance or refund any Subsidiary Debt permitted pursuant to Section 1011(a); provided that any Subsidiary Debt incurred to so extend, renew, replace, refinance or refund shall be incurred within 360 days of the maturity, retirement or other repayment or prepayment of the Subsidiary Debt being extended, renewed, replaced, refinanced or refunded and the principal amount of the Subsidiary Debt incurred to so extend, renew, replace, refinance or refund shall not exceed the principal amount of Subsidiary Debt being extended, renewed, replaced, refinanced or refunded plus any premium or fee (including tender premiums) or other reasonable amounts payable, plus the amount of fees, expenses and other costs incurred, in connection with any such extension, renewal, replacement, refinancing or refunding.

(c)          For purposes of determining compliance with this Section 1011, (i) any other obligation of the obligor on such Indebtedness (or of any other Person who could have incurred such Indebtedness under this Section 1011 under clauses (a)(1) through (a)(13) above) arising under any Guarantee, Lien or letter of credit, bankers’ acceptance or other similar instrument or obligation supporting such Indebtedness shall be disregarded to the extent that such Guarantee, Lien or letter of credit, bankers’ acceptance or other similar instrument or obligation secures the principal amount of such Indebtedness; (ii) in the event that an item of Indebtedness meets the criteria of more than one of the categories of Subsidiary Debt described in clauses (a)(1) through (a)(13) above, the Issuer will be permitted to classify such item of Indebtedness on the date of its incurrence, and such item of Indebtedness will be treated as having been incurred pursuant to only one of such categories; and (iii) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, will not be deemed to be an incurrence of Indebtedness for purposes of this Section 1011.

(d)          For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, where the Indebtedness incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. dollar equivalent determined on the date of the incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a currency agreement with respect to U.S. dollars covering all principal, premium, if any, or interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such currency agreement.  The principal amount of any refinancing Indebtedness incurred in the same currency as the Indebtedness being refinanced will be the U.S. dollar equivalent of the Indebtedness being refinanced, except to the extent that (1) such U.S. dollar equivalent was determined based on a currency agreement, in which case the refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, in which case the U.S. dollar equivalent of such excess will be determined on the date such refinancing Indebtedness is incurred.  The maximum amount of Indebtedness that any Subsidiary of the Issuer may incur pursuant to this Section 1011 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in exchange rates or currency values.

(e)          The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A)          the fair market value of such assets at the date of determination; and

(B)          the amount of the Indebtedness of the other Person.

SECTION 1012.          Limitation on Sale and Leaseback Transactions.

(a)          From and after the Effective Date, the Issuer will not, nor will it permit any of its Subsidiaries to, enter into any arrangement with any other Person pursuant to which the Issuer or any of its Subsidiaries leases any Principal Property that has been or is to be sold or transferred by the Issuer or the Subsidiary to such other Person (a “Sale and Leaseback Transaction”).

(b)          The following Sale and Leaseback Transactions are not subject to the limitation above or the restrictions set forth in Section 1010:

(1)	temporary leases for a term, including renewals at the option of the lessee, of not more than three years;

(2)	leases between only the Issuer and a Subsidiary of the Issuer or only between Subsidiaries of the Issuer or leases with an Excluded Subsidiary for so long as it constitutes an Excluded Subsidiary;

(3)
leases where the proceeds from the sale of the subject property are at least equal to the fair market value (as determined in good faith by the Issuer) of the subject property and the Issuer applies an amount equal to the net proceeds of the sale to the retirement of long term Indebtedness or the purchase, construction, development, expansion or improvement of other property or equipment used or useful in its business, within 270 days of the closing date of such sale; provided that in lieu of applying such amount to the retirement of long-term Indebtedness, the Issuer may deliver Notes to the Trustee or other debt securities to the trustee of such long-term Indebtedness for cancellation; and

(4)
leases of property executed by the time of, or within 270 days after the latest of, the acquisition, the completion of construction, development, expansion or improvement, or the commencement of commercial operation, of the subject property.

(c)          Notwithstanding the foregoing, the Issuer and its Subsidiaries may enter into any Sale and Leaseback Transaction that would otherwise be subject to the restrictions set forth in the first paragraph above, if after giving effect thereto and at the date of determination, Aggregate Net Availability Debt does not exceed the greatest of (a) $4,095.0 million, (b) 15% of the Consolidated Net Tangible Assets of the Issuer measured as of the closing date of such Sale and Leaseback Transaction and (c) 3.75 times EBITDA of the Issuer for the Applicable Measurement Period.

SECTION 1013.          Change of Control Repurchase Event.

(a)          If a Change of Control Repurchase Event occurs, unless the Issuer at such time has given notice of redemption pursuant to Article Four or Eleven with respect to all the Outstanding Notes and all conditions to such redemption have been either satisfied or waived, each Holder will have the right to require the Issuer to repurchase all or any part (in a principal amount equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that Holder’s Notes pursuant to an offer to repurchase on the terms described below (the “Change of Control Offer”).  In the Change of Control Offer, the Issuer will offer a price in cash (the “Change of Control Payment”) equal to 101.00% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to, but not including. the date of purchase, subject to the rights of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Change of Control Payment Date.  Within 30 days following any Change of Control Repurchase Event, unless the Issuer at such time has given notice of redemption pursuant to Article Four or Eleven with respect to all of the Outstanding Notes, the Issuer will mail by first-class mail or overnight mail, with a copy to the Trustee sent in the same manner, to each Holder (such mailing to be sent to the address of such Holder appearing in the Note Register or otherwise delivered in accordance with the procedures of the Depositary) and to the Trustee describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed or otherwise sent (the “Change of Control Payment Date”), and such notice shall include the following information:

(1)
that, unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on the Change of Control Payment Date;

(2)
if such notice is delivered prior to the occurrence of a Change of Control Repurchase Event, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control Repurchase Event and if applicable, shall state that, in the Issuer’s discretion, the Change of Control Payment Date may be delayed until such time as the Change of Control Repurchase Event shall occur, or that such redemption may not occur and such notice may be rescinded in the event that the Issuer shall determine that such condition will not be satisfied by the Change of Control Payment Date, or by the Change of Control Payment Date as so delayed; and

(3)	the other instructions, as determined by the Issuer, consistent with this Section 1013, that a Holder must follow.

(b)          The Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Repurchase Event.  To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 1013, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 1013 by virtue of such compliance, and the foregoing procedures will be deemed modified as necessary to permit such compliance.

(c)          On the Change of Control Payment Date, the Issuer shall, to the extent lawful;

(1)
accept for payment all Notes or portions of Notes (in a principal amount equal to $2,000 or an integral multiple of $1,000 in excess thereof) properly tendered and not withdrawn pursuant to the Change of Control Offer;

(2)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered and not withdrawn; and

(3)
deliver, or cause to be delivered, to the Trustee the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

(d)          In the event that the Issuer makes a Change of Control Payment, the Paying Agent shall promptly mail or deliver to each Holder of Notes properly tendered and not withdrawn the Change of Control Payment for such Notes, and the Trustee shall promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note shall be in a principal amount equal to $2,000 or an integral multiple of $1,000 in excess thereof.  The Issuer shall publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(e)          The Issuer shall not be required to make a Change of Control Offer following a Change of Control Repurchase Event if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all such Notes properly tendered and not withdrawn under such Change of Control Offer, or (2) a notice of redemption has been given pursuant to Article Four or Article Eleven at any time prior to 30 days following any Change of Control Repurchase Event with respect to all outstanding Notes, unless and until there is a Default in the payment of the applicable redemption price.  Notwithstanding anything else herein, a Change of Control Offer may be made in advance of a Change of Control Repurchase Event, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of the making of such Change of Control Offer.

SECTION 1014.          Escrow Fundings.  Notwithstanding anything else in this Indenture or the Notes, nothing contained in this Indenture shall restrict or prohibit (a) the formation of a Future Escrow Subsidiary, (b) the holding of any Future Escrow Funds in any Future Escrow Account and the granting or existence of any Liens on any Future Escrow Account or the Future Escrow Funds or pursuant to any Future Escrow Account Document, in each case, in favor of the applicable Future Escrow Agent (or its designee), (c) any transactions by and among the Issuer or one or more of its Subsidiaries, on the one hand, and any Future Escrow Subsidiary, on the other hand, in connection with transactions contemplated by any Future Escrow Debt Documents and (d) any Investment in a Future Escrow Subsidiary (it being understood that for so long as the applicable Future Escrow Funds remain in the Future Escrow Account and the corresponding Future Escrow Debt is solely the obligation of the Future Escrow Subsidiary, any such Future Escrow Debt shall not constitute Indebtedness and shall be disregarded when determining the amount of Aggregate Net Availability Debt).

SECTION 1015.          Escrow Agreement.

(a)          Concurrently with the issuance of the Initial Notes on the Issue Date, the Escrow Issuer shall enter into the Escrow Agreement, pursuant to which the Escrow Issuer shall deposit or cause to be deposited in a segregated escrow account (the “Escrow Account”) with the Escrow Agent (i) an amount in cash equal to the gross proceeds of the offering of the Initial Notes issued on the Issue Date and (ii) an additional amount in cash that, when taken together with the gross proceeds deposited into the Escrow Account, will be sufficient to pay the Special Mandatory Redemption Price on the third Business Day following December 14, 2022, if a Special Mandatory Redemption were to occur on such date (together with any investment earnings thereon, the “Escrowed Funds”).  If at any time prior to the release of the Escrowed Funds in accordance with the terms of the Escrow Agreement (the “Escrow Release”) the Outside Date is extended as described in Section 1109(a)(i), the Escrow Issuer shall deposit or cause to be deposited into the Escrow Account prior to or on the third Business Day following the date on which the Outside Date would have occurred had the Outside Date not been extended, an additional amount of cash that, when taken together with the Escrowed Funds (including any amounts previously deposited into the Escrow Account pursuant to this sentence), will be sufficient to pay the Special Mandatory Redemption Price on the third Business Day following the date to which the Outside Date was extended, if a Special Mandatory Redemption were to occur on such date.

(b)          Pursuant to the Escrow Agreement, from the Issue Date until the Escrow Release, the Trustee shall, for the benefit of the Trustee and the Holders of the Notes, be granted a first-priority Lien on and security interest in the Escrow Account and all deposits and investment property therein to secure the payment of the Special Mandatory Redemption Price; provided, however, that such Lien and security interest shall be automatically extinguished on and terminate at the time of the Escrow Release.

(c)          The Issuer shall only be entitled to direct the Escrow Agent to release the Escrowed Funds upon satisfaction of the conditions set forth in the Escrow Agreement, which shall be certified in writing by the Issuer in an Officer’s Certificate delivered to the Trustee and the Escrow Agent contemporaneously with the release of any Escrowed Funds.

SECTION 1016.          Limitations on Activities Prior to the Escrow Merger.

(a)          Prior to the Escrow Merger, the Escrow Issuer shall remain a Wholly Owned Subsidiary of the Company and shall limit its activities to (i) issuing the Initial Notes, (ii) performing its obligations under this Indenture, the Purchase Agreement and the Escrow Agreement (including the granting of a security interest in the Escrowed Funds), (iii) instructing the Escrow Agent with respect to the investment of the Escrowed Funds in accordance with the terms of the Escrow Agreement, (iv) consummating the Escrow Merger, (v) redeeming the Notes on the Special Mandatory Redemption Date, if applicable and (vi) conducting such other activities as are necessary or appropriate to carry out the activities described in this Section 1016.  Prior to the Escrow Merger, subject to Section 1016(b), the Escrow Issuer will not own, hold or otherwise have any interest in any assets other than the Escrowed Funds.  The Escrow Issuer shall not engage in any business operations or other activities, including, notwithstanding anything to the contrary contained in this Indenture, incurring Indebtedness, issuing Disqualified Stock, selling assets or incurring or permitting to exist any Lien on any of its properties, other than those contemplated by this Section 1016.

(b)          Notwithstanding the above, the Escrow Issuer may, prior to or on the Effective Date, issue the Notes, the proceeds of which must be deposited in a segregated account with the Escrow Agent in accordance with the terms of an escrow agreement with terms that are substantially identical to the terms of the Escrow Agreement (a “Related Escrow Agreement”), perform its obligations in respect of such Notes under the related indenture (which must provide for the special mandatory redemption of such Notes on substantially identical terms as Section 1109), a related purchase agreement and a Related Escrow Agreement, instruct the Escrow Agent with respect to the investment of escrowed funds in accordance with the terms of such Related Escrow Agreement, redeem such Notes on the Special Mandatory Redemption Date, if applicable, and conduct such other activities as are necessary or appropriate to carry out the foregoing activities.

ARTICLE ELEVEN

REDEMPTION OF NOTES

SECTION 1101.          Right of Redemption.  At any time prior to June 15, 2025, the Issuer may, at its option, on any one or more occasions redeem all or a part of the Notes, upon notice as set forth in Section 1105, at a Redemption Price equal to 100.00% of the principal amount of the Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but not including, the Redemption Date, subject to the rights of Holders of record of Notes on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date).  In connection with any such redemption, the Issuer will notify the Trustee of the Applicable Premium promptly after the calculation has been determined.

On and after June 15, 2025, the Issuer may, at its option, redeem the Notes, in whole or in part, on any one or more occasions, upon notice as set forth in Section 1105, at the Redemption Prices (expressed as percentages of principal amount of Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon, if any, to, but not including, the applicable Redemption Date, if such Redemption Date for the Notes being redeemed occurs during the 12-month period beginning on June 15 of each of the years indicated below, subject to the right of Holders of record of Notes on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date:

Year	Percentage
2025	102.975%
2026	101.983%
2027	100.992%
2028 and thereafter	100.000%

In addition, at any time prior to June 15, 2025, the Issuer may, at its option, upon notice as set forth in Section 1105, on one or more occasions redeem up to 40.00% of the aggregate principal amount of Notes issued under this Indenture (calculated after giving effect to any issuance of Additional Notes) at a Redemption Price equal to 105.95% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest thereon, if any, to, but not including, the applicable Redemption Date, subject to the right of Holders of record of Notes on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date, with an amount of cash equal to the net cash proceeds of an Equity Offering by the Issuer; provided, however, that at least 60.00% of the aggregate principal amount of Notes issued under this Indenture (calculated after giving effect to any Additional Notes issued under this Indenture after the Issue Date and excluding Notes held by the Issuer and its Subsidiaries) remains outstanding immediately after the occurrence of each such redemption; provided further, however, that each such redemption occurs within 120 days of the date of closing of such Equity Offering.

SECTION 1102.          [Reserved].

SECTION 1103.          Election to Redeem; Notice to Trustee.  If the Issuer elects to redeem some or all of the Notes pursuant to Section 1101, it shall furnish to the Trustee, at or prior to the date notice of such redemption is required to be given to Holders, an Officer’s Certificate stating (i) the clause of Section 1101 of this Indenture pursuant to which the redemption shall occur, (ii) the Redemption Date, (iii) the principal amount of Notes to be redeemed, (iv) the Redemption Price (or manner of calculation if not then known), (v) that such election has been duly authorized by all requisite corporate action on the part of the Issuer and (vi) that such redemption complies, or will comply, with any applicable covenants or conditions precedent set forth in this Indenture.  Notice of redemption of Notes to be redeemed at the election of the Issuer shall be given to the Trustee by the Issuer or, at the Issuer’s request and provision of the notice to be given containing such notice information five Business Days (unless a shorter notice shall be agreed to by the Trustee) prior to the date notice is to be given to the Holders, by the Trustee in the name and at the expense of the Issuer.  Any redemption may be cancelled by the Issuer upon written notice to the Trustee at any time prior to notice of redemption being sent to any Holder and thereafter shall be null and void.  If the Redemption Price is not known at the time such notice is to be given, the actual Redemption Price, calculated as described in the terms of the Notes, will be set forth in an Officer’s Certificate delivered to the Trustee no later than two Business Days prior to the Redemption Date.

SECTION 1104.          Selection by Trustee of Notes to Be Redeemed.  If less than all of the Notes are to be redeemed at any time, the Trustee will select the Notes for redemption on a pro rata basis (or, in the case of Notes issued in global form, subject to the applicable procedures of the Depositary) unless otherwise required by law or applicable stock exchange or depositary requirements.

Notes with a principal amount of $2,000 or less cannot be redeemed in part.  Notices of redemption shall be delivered by first-class mail (or otherwise in accordance with the procedures of the Depositary), at least 10 but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed at such Holder’s registered address, except that redemption notices may be mailed or sent more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture.  If any Note is to redeemed in part only, any notice of redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be redeemed.

If any Notes are to be redeemed in part only, the Issuer shall issue a new Note (or cause to be transferred by book entry) in principal amount equal to the unredeemed portion of the original Note in the name of the Holder thereof upon cancellation of the original Note.  Notes called for redemption become due on the date fixed for redemption, subject to the satisfaction of any applicable conditions.  On and after the Redemption Date, unless the Issuer defaults in payment of the Redemption Price, interest shall cease to accrue on Notes or portions of Notes called for redemption (unless the Issuer defaults in the payment of the applicable redemption payment).

SECTION 1105.          Notice of Redemption.  Notice of redemption shall be given in the manner provided for in Section 107 not less than 10 nor more than 60 days prior to the Redemption Date, to each Holder to be redeemed.

All notices of redemption shall identify the Notes and state:

(1)	the Redemption Date;

(2)	the Redemption Price (or manner of calculation if not then known) and the amount of accrued interest to the Redemption Date payable as provided in Section 1107, if any;

(3)	if less than all Outstanding Notes are to be redeemed, the identification (and, in the case of a partial redemption, the principal amounts) of the particular Notes to be redeemed;

(4)
in case any Note is to be redeemed in part only, the notice which relates to such Note shall state that on and after the Redemption Date, upon surrender of such Note, the Holder will receive, without charge, a new Note or Notes of authorized denominations for the principal amount thereof remaining unredeemed;

(5)
that on the Redemption Date the Redemption Price (and accrued interest, if any, to the Redemption Date payable as provided in Section 1107) will become due and payable upon each such Note, or the portion thereof, to be redeemed, and that, if the redemption occurs, interest thereon will cease to accrue on and after said date;

(6)	any condition precedent to the redemption;

(7)	the place or places where such Notes are to be surrendered for payment of the Redemption Price and accrued interest, if any;

(8)	the name and address of the Paying Agent;

(9)	that Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price;

(10)
the CUSIP, ISIN or “Common Code” number and that no representation is made as to the accuracy or correctness of the CUSIP, ISIN or “Common Code” number, if any, listed in such notice or printed on the Notes; and

(11)	the clause of Section 1101 and/or the paragraph of the Notes pursuant to which the Notes are to be redeemed.

Any redemption may, at the Issuer’s discretion, be subject to one or more conditions precedent, which shall be set forth in the related notice of redemption, including, but not limited to, completion of an Equity Offering, other offering or other transaction or event.  In addition, if such redemption is subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date as so delayed.

If any such condition precedent has not been satisfied, the Issuer shall provide written notice to the Trustee prior to the close of business two Business Days prior to the Redemption Date (or such shorter period as may be acceptable to the Trustee).  Upon receipt of such notice, the notice of redemption shall be rescinded or delayed, and the redemption of the Notes shall be rescinded or delayed as provided in such notice.  Upon receipt, the Trustee shall provide such notice to each Holder in the same manner in which the notice of redemption was given.

The Issuer or its Affiliates may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, so long as such acquisition does not otherwise violate the terms of this Indenture.

SECTION 1106.          Deposit of Redemption Price.  No later than 12:00 noon (New York City time) on any Redemption Date, the Issuer shall deposit with the Trustee or with a Paying Agent (or, if the Issuer is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money sufficient to pay the Redemption Price of, and accrued interest on, all the Notes which are to be redeemed on that date.

SECTION 1107.          Notes Payable on Redemption Date.  Notice of redemption having been given to the Holders in accordance with Section 1105, the Notes so to be redeemed shall, on the Redemption Date, become due and payable, unless such redemption is conditioned on the happening of a future event, at the Redemption Price therein specified (together with accrued interest to the Redemption Date), and from and after such date (unless the Issuer shall default in the payment of the Redemption Price and accrued interest) such Notes shall cease to bear interest.  Upon surrender of any such Note for redemption in accordance with said notice, the Redemption Price for such Note together with accrued interest to the Redemption Date, shall be paid by the Issuer and such Notes shall be canceled by the Trustee; provided, however, that installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Notes, or one or more Predecessor Notes, registered as such at the close of business on the relevant Regular Record Dates according to their terms and the provisions of Section 307.

If the Redemption Price for any Note called for redemption, together with accrued interest to the Redemption Date, shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the Redemption Date at the rate borne by the Notes, unless such redemption is conditioned on the happening of a future event.

SECTION 1108.          Notes Redeemed in Part.  Any Note that is to be redeemed only in part (pursuant to the provisions of this Article) shall be surrendered at an office or agency of the Issuer maintained for such purpose pursuant to Section 1002 (with, if the Issuer or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Issuer and the Trustee duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing), and the Issuer shall execute, and the Trustee shall authenticate and deliver (or transfer by book entry) to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Note so surrendered.

SECTION 1109.          Special Mandatory Redemption.

(a)          If (i) the Acquisition is not completed on or before December 14, 2022 (or the fifth Business Day following such later date on or before June 14, 2023 to which the End Date (as defined in the Merger Agreement) is extended in accordance with the Merger Agreement) (the “Outside Date”), (ii) the Company notifies the Escrow Agent in writing that in its reasonable judgment the Acquisition will not be consummated on or prior to the Outside Date or (iii) the Company or the Escrow Issuer notifies the Escrow Agent in writing that the Merger Agreement has been terminated in accordance with its terms, then the Issuer shall cause the Escrow Agent to release the Escrowed Funds (including investment earnings thereon and proceeds thereof) to the Trustee, on the third Business Day succeeding (a) the Outside Date (in the case of clause (i)) or (b) the date of such notice (in the case of clause (ii) or (iii)), as the case may be (such third Business Day, the “Special Mandatory Redemption Date”), and the Trustee shall pay the amounts to the paying agent for payment to the holders of the Notes (the “Special Mandatory Redemption”) at a redemption price calculated by the Company equal to the Initial Offering Price of the aggregate principal amount of the Notes, plus accrued and unpaid interest from the Issue Date to, but excluding, the Special Mandatory Redemption Date (the “Special Mandatory Redemption Price”).

(b)          Notice of the Special Mandatory Redemption shall be sent by the Issuer no later than the next Business Day following the Outside Date to each Holder of the Notes, the Trustee and the Escrow Agent.  All notices of the Special Mandatory Redemption shall state:

(1)	the Special Mandatory Redemption Date;

(2)	the Special Mandatory Redemption Price;

(3)	that on the Special Mandatory Redemption Date, the Special Mandatory Redemption Price shall become due and payable;

(4)	the place or places where the Notes are to be surrendered for payment of the Special Mandatory Redemption Price;

(5)	that the Notes shall cease to bear interest on and after the Special Mandatory Redemption Date; and

(6)	the CUSIP and/or ISIN numbers, if any, printed on the Notes; provided, however, that such notice may state that no representation is made as to the correctness of such numbers.

(c)          On the Special Mandatory Redemption Date, the Trustee shall pay to the Escrow Issuer any Escrowed Funds (including investment earnings thereon and proceeds thereof) in excess of the amount necessary to effect the Special Mandatory Redemption on the Notes on the Special Mandatory Redemption Date.

(d)          The Notes shall, on the Special Mandatory Redemption Date, become due and payable, and shall be paid by the Issuer, at the Special Mandatory Redemption Price.  The Notes shall cease to bear interest on and after the Special Mandatory Redemption Date.

ARTICLE TWELVE

GUARANTEES

SECTION 1201.          Note Guarantees.  Subject to this Article Twelve, each Guarantor jointly and severally, fully and unconditionally Guarantees, on a senior basis, the Notes and Obligations of the Issuer hereunder and thereunder, and Guarantees to each Holder of a Note authenticated and delivered by the Trustee, and to the Trustee for itself and on behalf of such Holder, that:  (1) the principal of, and interest and premium, if any, on, the Notes will be paid in full when due, whether at Stated Maturity, by acceleration or otherwise (including the amount that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Law), together with interest on the overdue principal, if any, and interest on any overdue interest, to the extent lawful, and all other obligations of the Issuer to the Holders or the Trustee hereunder or thereunder will be paid in full or performed, all in accordance with the terms hereof and thereof; and (2) in case of any extension of time of payment or renewal of any Notes or of any such other obligations, the same shall be paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise, subject, however, in the case of clauses (1) and (2) above, to the limitation set forth in Section 1204 hereof.

Each Guarantor agrees (to the extent permitted by applicable law) that its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, any release of any other Guarantor, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor.

Each Guarantor waives (to the extent permitted by law) the benefits of diligence, presentment, demand for payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer or any other Person, protest, notice and all demands whatsoever and covenants that the Note Guarantee of such Guarantor shall not be discharged as to any Note except by complete performance of the obligations contained in such Note, this Indenture and such Note Guarantee.  Each Guarantor acknowledges that the Note Guarantee is a Guarantee of payment, performance and compliance when due and not of collection.  Each of the Guarantors agrees that, in the event of a default in payment of principal, interest or premium, if any, with respect to such Note, whether at its Stated Maturity, by acceleration, purchase or otherwise, legal proceedings may be instituted by the Trustee on behalf of, or by, the Holder of such Note, subject to the terms and conditions set forth in this Indenture, directly against each of the Guarantors to enforce such Guarantor’s Note Guarantee without first proceeding against the Issuer or any other Guarantor.  Each Guarantor agrees that if, after the occurrence and during the continuance of an Event of Default, the Trustee or any of the Holders are prevented by applicable law from exercising their respective rights to accelerate the Maturity of the Notes, to collect interest on the Notes or to enforce or exercise any other right or remedy with respect to the Notes, such Guarantor shall pay to the Trustee for the account of the Holder the amount that would otherwise have been due and payable had such rights and remedies been permitted to be exercised by the Trustee or any of the Holders.

If any Holder or the Trustee is required by any court or otherwise to return to the Issuer or any Guarantor, or any custodian, trustee, liquidator or other similar official acting in relation to either the Issuer or any Guarantor, any amount paid by any of them to the Trustee or such Holder, the Note Guarantee of each of the Guarantors, to the extent theretofore discharged, shall be reinstated in full force and effect.  Each Guarantor further agrees that, as between each Guarantor, on the one hand, and the Holders and the Trustee on the other hand, (1) subject to this Article Twelve, the Maturity of the obligations Guaranteed hereby may be accelerated as provided in Article Five hereof for the purposes of the Note Guarantee of such Guarantor notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations Guaranteed hereby, and (2) in the event of any acceleration of such obligation as provided in Article Five hereof, such obligations (whether or not due and payable) shall forthwith become due and payable by each Guarantor for the purpose of the Note Guarantee of such Guarantor.

Each Note Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Issuer for liquidation, reorganization, should the Issuer become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Issuer’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes, whether as a “voidable preference”, “fraudulent transfer” or otherwise, all as though such payment or performance had not been made.  In the event that any payment or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

SECTION 1202.          Severability.  In case any provision of any Note Guarantee shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby to the extent permitted by applicable law.

SECTION 1203.          Additional Guarantors.  The Issuer shall cause any Subsidiary required to Guarantee payment of the Notes pursuant to the terms and provisions of Section 1011 to execute and deliver to the Trustee any amendment pursuant to Section 901(7) or supplement to this Indenture (in the case of such supplement, substantially in the form of Exhibit A) in accordance with the provisions of Article Nine of this Indenture pursuant to which such Subsidiary shall Guarantee all of the obligations on the Notes, whether for principal, premium, if any, interest (including interest accruing after the filing of, or which would have accrued but for the filing of, a petition by or against the Issuer under any Bankruptcy Law, whether or not such interest is allowed as a claim after such filing in any proceeding under such law) and other amounts due in connection therewith (including any fees, expenses and indemnities), on an unsecured senior basis.  Upon the execution of any such amendment or supplement, the obligations of the Guarantors and any such Subsidiary under their respective Note Guarantees shall become joint and several and each reference to the “Guarantor” in this Indenture shall, subject to Section 1208, be deemed to refer to all Guarantors, including such Subsidiary.  Such Note Guarantee shall be released in accordance with Section 802 and Section 1208.

SECTION 1204.          Limitation of Guarantors’ Liability.  Each Guarantor and by its acceptance hereof each Holder confirms that it is the intention of all such parties that the Guarantee by each such Guarantor pursuant to its Note Guarantee not constitute a fraudulent transfer or conveyance for purposes of the Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law or the provisions of its local law relating to fraudulent transfer or conveyance.  To effectuate the foregoing intention, the Holders and each such Guarantor irrevocably agree that the obligations of such Guarantor under its Note Guarantee shall be limited to the maximum amount that will not, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to this Section 1204, result in the obligations of such Guarantor under its Note Guarantee constituting such fraudulent transfer or conveyance.

SECTION 1205.          Contribution.  In order to provide for just and equitable contribution among the Guarantors, the Guarantors agree, inter se, that in the event any payment or distribution is made by any Guarantor (a “Funding Guarantor”) under a Note Guarantee, such Funding Guarantor shall be entitled to a contribution from all other Guarantors in a pro rata amount based on the Adjusted Net Assets (as defined below) of each Guarantor (including the Funding Guarantor) for all payments, damages and expenses incurred by that Funding Guarantor in discharging the Issuer’s obligations with respect to the Notes or any other Guarantor’s obligations with respect to the Note Guarantee of such Guarantor.  “Adjusted Net Assets” of such Guarantor at any date shall mean the lesser of (1) the amount by which the fair value of the property of such Guarantor exceeds the total amount of liabilities, including contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under the Note Guarantee of such Guarantor at such date and (2) the amount by which the present fair salable value of the assets of such Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), excluding debt in respect of the Note Guarantee of such Guarantor, as they become absolute and matured.

SECTION 1206.          Subrogation.  Each Guarantor shall be subrogated to all rights of Holders against the Issuer in respect of any amounts paid by any Guarantor pursuant to the provisions of Section 1201; provided, however, that, if an Event of Default has occurred and is continuing, no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Issuer under this Indenture or the Notes shall have been paid in full.

SECTION 1207.          Reinstatement.  Each Guarantor agrees (and each Person who becomes a Guarantor shall agree) that the Note Guarantee provided for in Section 1201 shall continue to be effective or be reinstated, as the case may be, if at any time, payment, or any part thereof, of any obligations or interest thereon is rescinded or must otherwise be restored by a Holder to the Issuer upon the bankruptcy or insolvency of the Issuer or any Guarantor.

SECTION 1208.          Release of a Guarantor.  Any Note Guarantee by a Guarantor of the Notes shall be automatically and unconditionally released and discharged upon:

(1)
in connection with any sale or other disposition of all or substantially all of the assets of such Guarantor, by way of merger, consolidation or otherwise, to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Subsidiary of the Issuer;

(2)
in connection with any sale or other disposition of Capital Stock of such Guarantor, to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Subsidiary of the Issuer, if such Guarantor ceases to be a Subsidiary of the Issuer as a result of the sale or other disposition;

(3)
the merger or consolidation of such Guarantor with or into the Issuer or another Guarantor that is the surviving Person in such merger or consolidation, or upon the liquidation of such Guarantor following the transfer of all of its assets to the Issuer or another Guarantor;

(4)
the exercise of the Legal Defeasance of the Notes under Section 1302 hereof, or the Covenant Defeasance of the Notes under Section 1303 hereof, or if the Issuer’s obligations under this Indenture are discharged in accordance with Section 401 of this Indenture;

(5)	in the case of a Guarantor that becomes an Excluded Subsidiary, the delivery to the Trustee of an Officer’s Certificate certifying that such Guarantor has become an Excluded Subsidiary; or

(6)
the release or discharge of the Guarantee by such Subsidiary of such Indebtedness of the Issuer or any Subsidiary, or the repayment of all the Indebtedness, in each case, that resulted in an obligation to provide a Note Guarantee.

SECTION 1209.          Benefits Acknowledged.  Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and from its Guarantee and waivers pursuant to its Note Guarantees under this Article Twelve.

SECTION 1210.          Effectiveness of Note Guarantees.  This Indenture and the Note Guarantees shall be effective upon its execution and delivery by the parties hereto.  Each Guarantor agrees that its Note Guarantee pursuant to this Article Twelve shall be effective notwithstanding the absence of an endorsement of any notation of such Note Guarantee on the Notes.

SECTION 1211.          Covenant to Guarantee the Notes.  On the Effective Date, the Escrow Issuer and/or the Company will, and will cause each of its direct and indirect wholly owned Domestic Subsidiaries (other than Excluded Subsidiaries for so long as they constitute Excluded Subsidiaries) that Guarantee the Existing Credit Facilities, the Amended and Restated the Senior Secured Notes, the Amended and Restated Credit Facilities, the 2028 Notes or the 2029 Notes to Guarantee the Notes.

ARTICLE THIRTEEN

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

SECTION 1301.          Issuer’s Option to Effect Legal Defeasance or Covenant Defeasance.  The Issuer may, at its option, at any time, with respect to the Notes, elect to have either Section 1302 or Section 1303 be applied to all Outstanding Notes upon compliance with the conditions set forth below in this Article Thirteen.

SECTION 1302.          Legal Defeasance and Discharge.  Upon the Issuer’s exercise under Section 1301 of the option applicable to this Section 1302, the Issuer and each of the Guarantors shall be deemed to have been discharged from their respective obligations with respect to all Outstanding Notes, the Note Guarantees and this Indenture on the date the conditions set forth in Section 1304 are satisfied (hereinafter, “Legal Defeasance”).  For this purpose, such Legal Defeasance means that the Issuer and each of the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding Notes (including the Note Guarantees), which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 1305 and the other Sections of this Indenture referred to in (1) and (2) below, and to have satisfied all its other obligations under such Notes, the Note Guarantees and this Indenture (and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder:  (1) the rights of Holders of Outstanding Notes to receive payments in respect of the principal of, and interest or premium, if any, on, such Notes when such payments are due, from the trust described in Section 1305, (2) the Issuer’s obligations with respect to such Notes under Sections 303, 304, 305, 306, 1002 and 1003 and (3) the rights, powers, trusts, duties and immunities of the Trustee hereunder, and the obligations of each of the Guarantors and the Issuer in connection therewith.  Subject to compliance with this Section 1302, the Issuer may exercise its option under this Section 1302 notwithstanding the prior exercise of its option under Section 1303 with respect to the Notes.

SECTION 1303.          Covenant Defeasance.  Upon the Issuer’s exercise under Section 1301 of the option applicable to this Section 1303, each of the Issuer and the Guarantors shall be released from its respective obligations under Sections 801 and 1004 and Sections 1009 through and including 1013 with respect to the Outstanding Notes on and after the date the conditions set forth below are satisfied (hereinafter, “Covenant Defeasance”), and the Notes shall thereafter be deemed not to be “Outstanding” for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “Outstanding” for all other purposes hereunder.  For this purpose, such Covenant Defeasance means that, with respect to the Outstanding Notes, the Issuer or any Guarantor, as applicable, may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or Event of Default under Section 501, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby.

SECTION 1304.          Conditions to Legal Defeasance or Covenant Defeasance.  The following shall be the conditions to application of either Section 1302 or Section 1303 to the Outstanding Notes:

(1)
the Issuer shall (A) irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 608 who shall agree to comply with the provisions of this Article Thirteen applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefit of the Holders of such Notes; cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, to pay the principal of, and interest or premium, if any, on, the Outstanding Notes on the stated date for payment thereof or on the applicable Redemption Date, as the case may be, (B) solely in the case in which Government Securities are being deposited with the Trustee pursuant to the foregoing clause (A), deliver to the Trustee an opinion of an investment bank, appraisal firm or firm of independent public accountants, in each case, that is nationally recognized in the United States, stating that such amounts deposited are sufficient to pay the principal of, and interest or premium, if any, on, the Outstanding Notes on the stated date for payment thereof or on the applicable Redemption Date, as the case may be, and (C) specify whether the Notes are being defeased to such stated date for payment or to a particular Redemption Date; provided, however, that the Trustee shall have been irrevocably instructed to apply such cash or the proceeds of such Government Securities or combination thereof to said payments with respect to the Notes.  Before such a deposit, the Issuer may give to the Trustee, in accordance with Section 1103 hereof, a notice of its election to redeem all of the Outstanding Notes at a future date in accordance with Article Eleven hereof, which notice shall be irrevocable.  Such irrevocable redemption notice, if given, shall be given effect in applying the foregoing;

(2)	in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel to the Trustee confirming that,

(A)          the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(B)          since the Issue Date, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)
in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel to the Trustee confirming that, the Holders of the Outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)
no Default shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit (and any similar and concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings);

(5)
such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than this Indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which, the Issuer or any of its Subsidiaries is a party or by which any of them is bound;

(6)
the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over the other creditors of the Issuer or with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or others; and

(7)
the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

SECTION 1305.          Deposited Money and Government Securities To Be Held in Trust; Other Miscellaneous Provisions.  Subject to the provisions of the last paragraph of Section 1003, all cash and Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 1305, the “Qualifying Trustee”) pursuant to Section 1304 in respect of the Outstanding Notes shall be held in trust and applied by the Qualifying Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Qualifying Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, interest and premium, if any, but such money or Government Securities need not be segregated from other funds except to the extent required by law.

The Issuer shall pay and indemnify the Qualifying Trustee against any tax, fee or other charge imposed on or assessed against the Government Securities deposited pursuant to Section 1304 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the Outstanding Notes.

Anything in this Article Thirteen to the contrary notwithstanding, the Qualifying Trustee shall deliver or pay to the Issuer from time to time upon Issuer Request any money or Government Securities held by it as provided in Section 1304 which are in excess of the amount thereof which would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance, as applicable, in accordance with this Article; provided that, solely in a case involving Government Securities, such determination shall be accompanied by an opinion of an investment bank, appraisal firm or firm of independent public accountants, in each case, that is nationally recognized in the United States, expressed in a written certification thereof delivered to the Qualifying Trustee to the effect that such amounts are in excess of the amount thereof which would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance, as applicable, in accordance with this Article.

SECTION 1306.          Reinstatement.  If the Trustee or any Paying Agent is unable to apply any money or Government Securities in accordance with Section 1305 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s and each Guarantor’s obligations under this Indenture and the Outstanding Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 1302 or 1303, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money or Government Securities in accordance with Section 1305; provided, however, that, if the Issuer makes any payment of principal of, or interest or premium, if any, on, any Note following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the date first above written.

ENTEGRIS ESCROW CORPORATION

By	/s/ Gregory B. Graves
Name	Gregory B. Graves
Title	Executive Vice President and Chief Financial Officer

The undersigned agrees to act as Trustee, Paying Agent, Note Registrar and Notes Custodian:

TRUIST BANK, as Trustee

by	/s/ Thomas Clower
Name: Thomas Clower
Title: Vice President

APPENDIX I - Rule 144A / Regulation S

PROVISIONS RELATING TO THE NOTES

1.          Definitions.

1.1.          Definitions.

For the purposes of this Appendix the following terms shall have the meanings indicated below:

“Definitive Note” means a certificated Note that is not a Global Note bearing, if required, the appropriate restricted notes legend set forth in Section 2.3(d).

“Depositary” means The Depository Trust Company, its nominees and their respective successors.

“Distribution Compliance Period”, with respect to any Notes, means the period of 40 consecutive days beginning on and including the latest of the Issue Date, the original issue date of the issuance of any Additional Notes and the date on which any such Notes (or any predecessor of such Notes) were first offered to persons other than distributors (as defined in rule 902 of Regulation S) in reliance on Regulation S.

“Initial Purchasers” means (1) with respect to the Notes issued on the Issue Date, Morgan Stanley & Co. LLC, Barclays Capital Inc., BofA Securities, Inc., Citigroup Global Markets Inc., PNC Capital Markets LLC, Truist Securities, Inc. and Wells Fargo Securities, LLC, and (2) with respect to each issuance of Additional Notes, the Persons purchasing such Additional Notes under the related Purchase Agreement.

“Notes” means (1) $895,000,000 aggregate principal amount of 5.950% Senior Unsecured Notes Due 2030 issued on the Issue Date and (2) Additional Notes, if any.

“Notes Custodian” means the custodian with respect to a Global Note (as appointed by the Depositary), or any successor Person thereto and shall initially be the Trustee.

“Purchase Agreement” means (1) with respect to the Notes issued on the Issue Date, the Purchase Agreement dated June 16, 2022, among the Escrow Issuer, the Company and the Representative on behalf of the Initial Purchasers as amended, restated or modified (in whole or in part) from time to time and (2) with respect to each issuance of Additional Notes, the purchase agreement or underwriting agreement among the Issuer, the Guarantors and the Persons purchasing such Additional Notes.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Regulation S Global Note” means a Global Note in the form of Exhibit 1 hereto bearing the applicable restricted notes legend set forth in Exhibit 1 hereto and deposited with or on behalf of and registered in the name of the Depositary, issued in a denomination equal to the outstanding principal amount of the Regulation S Global Notes; provided, however, that any such Regulation S Global Note shall be deemed to be a “temporary global security” for purposes of Rule 904 under Regulation S until the expiration of the Distribution Compliance Period.

“Representative” means Morgan Stanley & Co. LLC, as representative of the Initial Purchasers.

“Rule 144A Notes” means all Notes offered and sold to QIBs in reliance on Rule 144A.

“Securities Act” means the Securities Act of 1933.

“Transfer Restricted Notes” means Notes that bear or are required to bear the legend relating to restrictions on transfer relating to the Securities Act set forth in Section 2.3(d) hereto.

1.2.          Other Definitions.

Term	Defined in Section:
“Agent Members”	2.1(b)
“Automatic Exchange”	2.3(c)
“Automatic Exchange Date”	2.3(c)
“Automatic Exchange Notice”	2.3(c)
“Automatic Exchange Notice Date”	2.3(c)
“Global Notes”	2.1(a)
“Regulation S”	2.1(a)
“Rule 144A”	2.1(a)
“Rule 144A Global Note”	2.1(a)

2.          The Notes.

2.1.          (a)  Form and Dating.  The Notes will be offered and sold by the Issuer pursuant to a Purchase Agreement.  The Notes will be resold initially only to (i) QIBs in reliance on Rule 144A under the Securities Act (“Rule 144A”) and (ii) Persons other than U.S. Persons (as defined in Regulation S) in reliance on Regulation S under the Securities Act (“Regulation S”).  Notes may thereafter be transferred to, among others, QIBs and purchasers in reliance on Regulation S, subject to the restrictions on transfer set forth herein.  Notes initially resold pursuant to Rule 144A shall be issued initially in the form of one or more permanent global notes in fully registered form (collectively, the “Rule 144A Global Note”); and Notes initially resold pursuant to Regulation S shall be issued initially in the form of one or more Regulation S Global Notes, in each case without interest coupons and with the global notes legend and the applicable restricted notes legend set forth in Exhibit 1 hereto, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Notes Custodian and registered in the name of the Depositary, duly executed by the Issuer and authenticated by the Trustee as provided in this Indenture.  Beneficial ownership interests in the Regulation S Global Note will not be exchangeable for interests in a Rule 144A Global Note, or any other Note prior to the expiration of the Distribution Compliance Period and then, after the expiration of the Distribution Compliance Period, may be exchanged for interests in a Rule 144A Global Note, a Regulation S Global Note or a Definitive Note only (i) upon certification in form reasonably satisfactory to the Trustee that beneficial ownership interests in such Regulation S Global Note are owned either by non-U.S. persons or U.S. persons who purchased such interests in a transaction that did not require registration under the Securities Act, and (ii) in the case of an exchange for a Definitive Note, in compliance with the requirements of Section 2.4(a) hereof.

Beneficial interests in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in a Regulation S Global Note, whether before or after the expiration of the Distribution Compliance Period, only if the transferor first delivers to the Trustee a written certificate (in the form provided in this Indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if applicable).

The Rule 144A Global Note and the Regulation S Global Note are collectively referred to herein as “Global Notes”.  The aggregate principal amount of the Global Notes may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary as hereinafter provided.

(b)  Book-Entry Provisions.  This Section 2.1(b) shall apply only to a Global Note deposited with or on behalf of the Depositary.

The Issuer shall execute and the Trustee shall, in accordance with this Section 2.1(b), authenticate and deliver initially one or more Global Notes that (a) shall be registered in the name of the Depositary and (b) shall be delivered by the Trustee to the Depositary or pursuant to the Depositary’s instructions or held by the Trustee as custodian for the Depositary.  The Issuer has entered into a letter of representations with the Depositary in the form provided by the Depositary and the Trustee and each Agent is hereby authorized to act in accordance with such letter and Applicable Procedures.

Members of, or participants in the Depositary (“Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary or by the Trustee as the custodian of the Depositary or under such Global Note, and the Issuer, the Trustee and any agent of the Issuer or the Trustee shall be entitled to treat the Depositary as the absolute owner of such Global Note for all purposes whatsoever.  Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair as between the Depositary and its Agent Members, the operation of customary practices of the Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

(c)  Definitive Notes.  Except as provided in this Section 2.1, 2.3 or 2.4, owners of beneficial interests in Global Notes shall not be entitled to receive physical delivery of Definitive Notes.

(d)  Certain Authorizations.  Subject to the provisions of Section 2.4(b) hereof, the registered Holder of a Global Note shall be entitled to grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Notes.

2.2.          Authentication.  The Trustee shall authenticate and deliver:  (1) on the Issue Date, an aggregate principal amount of $895,000,000 5.950% Senior Unsecured Notes Due 2030, (2) any Additional Notes for an original issue in an aggregate principal amount specified in the written order of the Issuer pursuant to Section 202 of this Indenture and (3) in connection with any Automatic Exchange pursuant to Section 2.3(c)(vii) of this Appendix, the Global Note that is not a Transfer Restricted Note, in each case upon a written order of the Issuer signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Issuer.  Such order shall specify the amount of the Notes to be authenticated and the date on which the original issue of Notes is to be authenticated.

2.3.          Transfer and Exchange.

(a)  Transfer and Exchange of Definitive Notes.  When Definitive Notes are presented to the Note Registrar with a request:

(x)          to register the transfer of such Definitive Notes; or

(y)          to exchange such Definitive Notes for an equal principal amount of Definitive Notes of other authorized denominations,

the Note Registrar shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Definitive Notes surrendered for transfer or exchange:

(i)          shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Issuer and the Note Registrar, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(ii)          if such Definitive Notes are required to bear a restricted notes legend, they are being transferred or exchanged pursuant to an effective registration statement under the Securities Act, pursuant to Section 2.3(b) or pursuant to clause (A), (B) or (C) below, and are accompanied by the following additional information and documents, as applicable:

(A)          if such Definitive Notes are being delivered to the Note Registrar by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect; or

(B)          if such Definitive Notes are being transferred to the Issuer, a certification to that effect; or

(C)          if such Definitive Notes are being transferred (x) pursuant to an exemption from registration in accordance with Rule 144A, Regulation S or Rule 144 under the Securities Act; or (y) in reliance upon another exemption from the requirements of the Securities Act:  (i) a certification to that effect (in the form set forth on the reverse of the Note) and (ii) if the Issuer so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 2.3(d)(i).

(b)  Restrictions on Transfer of a Definitive Note for a Beneficial Interest in a Global Note.  A Definitive Note may not be exchanged for a beneficial interest in a Rule 144A Global Note or a Regulation S Global Note except upon satisfaction of the requirements set forth below.  Upon receipt by the Trustee of a Definitive Note, duly endorsed or accompanied by appropriate instruments of transfer, in form satisfactory to the Trustee, together with:

(i)          certification, in the form set forth on the reverse of the Note, that such Definitive Note is either (A) being transferred to a QIB in accordance with Rule 144A or (B) being transferred after expiration of the Distribution Compliance Period by a Person who initially purchased such Note in reliance on Regulation S to a buyer who elects to hold its interest in such Note in the form of a beneficial interest in the Regulation S Global Note; and

(ii)          written instructions directing the Trustee to make, or to direct the Notes Custodian to make, an adjustment on its books and records with respect to such Rule 144A Global Note (in the case of a transfer pursuant to clause (b)(i)(A)) or Regulation S Global Note (in the case of a transfer pursuant to clause (b)(i)(B)) to reflect an increase in the aggregate principal amount of the Notes represented by the Rule 144A Global Note or Regulation S Global Note, as applicable, such instructions to contain information regarding the Agent Member account to be credited with such increase, then the Trustee shall cancel such Definitive Note and cause, or direct the Notes Custodian to cause, in accordance with the standing instructions and procedures of the Depositary and the Notes Custodian, the aggregate principal amount of Notes represented by the Rule 144A Global Note or Regulation S Global Note, as applicable, to be increased by the aggregate principal amount of the Definitive Note to be exchanged and shall credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Rule 144A Global Note or Regulation S Global Note, as applicable, equal to the principal amount of the Definitive Note so canceled.  If no Rule 144A Global Notes or Regulation S Global Notes, as applicable, are then outstanding, the Issuer shall issue and the Trustee shall authenticate, upon written order of the Issuer in the form of an Officer’s Certificate of the Issuer, a new Rule 144A Global Note or Regulation S Global Note, as applicable, in the appropriate principal amount.

(c)  Transfer and Exchange of Global Notes.

(i)          The transfer and exchange of Global Notes or beneficial interests therein shall be effected through the Depositary, in accordance with this Indenture (including applicable restrictions on transfer set forth herein, if any) and the procedures of the Depositary therefor.  A transferor of a beneficial interest in a Global Note shall deliver to the Note Registrar a written order given in accordance with the Depositary’s procedures containing information regarding the participant account of the Depositary to be credited with a beneficial interest in the Global Note.  The Note Registrar shall, in accordance with such instructions instruct the Depositary to credit to the account of the Person specified in such instructions a beneficial interest in the Global Note and to debit the account of the Person making the transfer the beneficial interest in the Global Note being transferred.

(ii)          If the proposed transfer is a transfer of a beneficial interest in one Global Note to a beneficial interest in another Global Note, the Note Registrar shall reflect on its books and records the date and an increase in the principal amount of the Global Note to which such interest is being transferred in an amount equal to the principal amount of the interest to be so transferred, and the Note Registrar shall reflect on its books and records the date and a corresponding decrease in the principal amount of the Global Note from which such interest is being transferred.

(iii)          Notwithstanding any other provisions of this Appendix (other than the provisions set forth in Section 2.4), a Global Note may not be transferred as a whole except by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor depositary or a nominee of such successor depositary.

(iv)          In the event that a Global Note is exchanged for a Definitive Note pursuant to Section 2.4 of this Appendix, such Notes may be exchanged only in accordance with such procedures as are substantially consistent with the provisions of this Section 2.3 (including the certification requirements set forth on the reverse of the Notes intended to ensure that such transfers comply with Rule 144A, Regulation S or another applicable exemption under the Securities Act, as the case may be) and such other procedures as may from time to time be adopted by the Issuer.

(v)          During the Distribution Compliance Period, beneficial ownership interests in Regulation S Global Notes may only be sold, pledged or transferred in accordance with the Applicable Procedures and only (i) to the Issuer, (ii) in an offshore transaction in accordance with Regulation S (other than a transaction resulting in an exchange for an interest in a Regulation S Global Note) or (iii) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any State of the United States.

(vi)          In the event that a Global Note is exchanged for Definitive Notes pursuant to Section 2.4, such Notes may be exchanged only in accordance with such procedures as are substantially consistent with the provisions of this Section 2.3 (including the certification requirements set forth on the reverse of the Initial Notes intended to ensure that such transfers comply with Rule 144A, Regulation S or such other applicable exemption from registration under the Securities Act, as the case may be) and such other procedures as may from time to time be adopted by the Issuer.

(vii)          Upon the Issuer’s satisfaction that the Notes are no longer Transfer Restricted Notes and the legends in Section 2.3(e) below shall no longer be required in order to maintain compliance with the Securities Act, beneficial interests in a Transfer Restricted Note that is a Global Note may, at the Issuer’s option, be automatically exchanged into beneficial interests in a Global Note that is not a Transfer Restricted Note without any action required by or on behalf of the Holder (the “Automatic Exchange”) at any time on or after the date that is the 366th calendar day after (A) with respect to the Initial Notes issued on the Issue Date, the Issue Date or (B) with respect to Additional Notes, if any, the issue date of such Additional Notes, or, in each case, if such day is not a Business Day, on the next succeeding Business Day (the “Automatic Exchange Date”).  Upon the Issuer’s satisfaction that the Notes are no longer Transfer Restricted Notes and the legend in Section 2.3(d) below shall no longer be required in order to maintain compliance with the Securities Act, the Issuer may (i) provide written notice to the Trustee at least 10 calendar days prior to any Automatic Exchange, instructing the Trustee to direct the Depositary to exchange all of the outstanding beneficial interests in a particular Transfer Restricted Note that is a Global Note to a Global Note that is not a Transfer Restricted Note, which the Issuer shall have previously otherwise made eligible for exchange with the Depositary, (ii) provide prior written notice (the “Automatic Exchange Notice”) to each Holder at such Holder’s address appearing in the register of Holders at least 10 calendar days prior to any Automatic Exchange (an “Automatic Exchange Notice Date”), which notice must include (w) the Automatic Exchange Date, (x) the section of this Indenture pursuant to which the Automatic Exchange shall occur, (y) the “CUSIP” number of the Transfer Restricted Note from which such Holder’s beneficial interests will be transferred and (z) the “CUSIP” number of the Global Note that is not a Transfer Restricted Note into which such Holder’s beneficial interests will be transferred, and (iii) on or prior to the date of the Automatic Exchange, deliver to the Trustee for authentication one or more Global Notes that are not Transfer Restricted Notes, duly executed by the Issuer, in an aggregate principal amount equal to the aggregate principal amount of Transfer Restricted Notes to be exchanged.  At the Issuer’s request on no less than five calendar days’ notice, the Trustee shall deliver, in the Issuer’s name and at its expense, the Automatic Exchange Notice to each Holder at such Holder’s address appearing in the register of Holders.  Notwithstanding anything to the contrary in this Section 2.3(c)(vii), during the 10-day period between the Automatic Exchange Notice Date and the Automatic Exchange Date, no transfers or exchanges other than pursuant to this Section 2.3(c)(vii) shall be permitted without the prior written consent of the Issuer.  As a condition to any Automatic Exchange, the Issuer shall provide, and the Trustee shall be entitled to rely upon, an Officer’s Certificate reasonably acceptable to the Trustee to the effect that such Automatic Exchange shall be effected in compliance with the Securities Act and that the restrictions on transfer contained herein and in the legends in Section 2.3(d) below shall no longer be required in order to maintain compliance with the Securities Act, and that the aggregate principal amount of the particular Global Notes that are Transfer Restricted Notes may be transferred to the particular Global Notes that are note Transfer Restricted Notes by adjustment made on the records of the Trustee, as the depositary custodian, to reflect such Automatic Exchange.  Upon such exchange of beneficial interests pursuant to this Section 2.3(c)(vii), the aggregate principal amount of the Global Notes shall be increased or decreased by adjustments made on the records of the Trustee, as depositary custodian, to reflect the relevant increase or decrease in the principal amount of such Global Note resulting from the applicable exchange.  The Transfer Restricted Note from which beneficial interests are transferred pursuant to an Automatic Exchange shall be canceled following such Automatic Exchange.

(d)  Legend.

(i)          Except as permitted by the following paragraphs (ii), (iii) and (iv), each Note certificate evidencing the Global Notes (and all Notes issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.  NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.  THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES:  ONE YEAR AFTER THE LATEST OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY),] [IN THE CASE OF REGULATION S NOTES:  40 DAYS AFTER THE LATEST OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S], ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS NOT A QUALIFIED INSTITUTIONAL BUYER AND THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF $250,000 OF SECURITIES OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D), (E) OR (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM.  A SECURITY NOT BEARING THIS LEGEND WILL BE ISSUED AFTER THE RESALE RESTRICTION TERMINATION DATE IN ACCORDANCE WITH APPLICABLE PROCEDURES OF THE DEPOSITORY TRUST COMPANY, OR IF THE SECURITIES ARE NOT GLOBAL SECURITIES, UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.  [IN THE CASE OF REGULATION S NOTES:  BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.]

BY ITS ACQUISITION OF THIS SECURITY, THE HOLDER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), OF A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”) OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE (“SIMILAR LAWS”), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT, OR (2) THE ACQUISITION AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS.

Each Definitive Note shall also bear the following additional legend:

IN CONNECTION WITH ANY TRANSFER, THE HOLDER SHALL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION REQUIRED BY THE INDENTURE OR AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

(ii)          Upon any sale or transfer of a Transfer Restricted Note (including any Transfer Restricted Note represented by a Global Note) pursuant to Rule 144 under the Securities Act, the Note Registrar shall permit the transferee thereof to exchange such Transfer Restricted Note for a certificated Note that does not bear the legend set forth above and rescind any restriction on the transfer of such Transfer Restricted Note, if the transferor thereof certifies in writing to the Note Registrar that such sale or transfer was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse of the Note).

(iii)          After a transfer of any Initial Notes during the period of the effectiveness of a Shelf Registration Statement with respect to such Initial Notes, all requirements pertaining to the restricted notes legend on such Initial Securities shall cease to apply and the requirements that any such Initial Notes be issued in global form shall continue to apply.

(e)  Cancellation or Adjustment of Global Note.  At such time as all beneficial interests in a Global Note have either been exchanged for Definitive Notes, redeemed, purchased or canceled, such Global Note shall be returned to the Depositary for cancellation or retained and canceled by the Trustee.  At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for certificated Notes, redeemed, purchased or canceled, the principal amount of Notes represented by such Global Note shall be reduced and an adjustment shall be made on the books and records of the Trustee (if it is then the Notes Custodian for such Global Note) with respect to such Global Note, by the Trustee or the Notes Custodian, to reflect such reduction.

(f)  No Obligation of the Trustee.

(i)          The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depositary or other Person with respect to the accuracy of the records of the Depositary or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such Notes.  All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to or upon the order of the registered Holders (which shall be the Depositary in the case of a Global Note).  The rights of beneficial owners in any Global Note shall be exercised only through the Depositary subject to the applicable rules and procedures of the Depositary.  The Trustee may rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.  Neither the Trustee nor any Agent shall have responsibility for any actions taken or not taken by the Depositary.

(ii)          The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among the Depositary participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

2.4.          Definitive Notes.

(a)  A Global Note deposited with the Depositary or with the Trustee as Notes Custodian for the Depositary pursuant to Section 2.1 shall be transferred to the beneficial owners thereof in the form of Definitive Notes in an aggregate principal amount equal to the principal amount of such Global Note, in exchange for such Global Note, only if such transfer complies with Section 2.3 hereof and (i) the Depositary notifies the Issuer that it is unwilling or unable to continue as depositary for such Global Note and a successor depositary is not appointed within 90 days, (ii) the Depositary ceases to be a registered “clearing agency” under the Exchange Act and a successor depositary is not appointed within 90 days, or (iii) the Issuer, at its option, notifies the Trustee that it elects to cause the issuance of Definitive Notes and any participant requests a Definitive Note in accordance with the Depositary’s procedures.

(b)  Any Global Note that is transferable to the beneficial owners thereof pursuant to this Section 2.4 shall be surrendered by the Depositary to the Trustee located at its Corporate Trust Office to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations.  Any portion of a Global Note transferred pursuant to this Section 2.4 shall be executed, authenticated and delivered only in denominations of $2,000 principal amount and any integral multiple of $1,000 in excess thereof and registered in such names as the Depositary shall direct.  Any Definitive Note delivered in exchange for an interest in the Transfer Restricted Note shall, except as otherwise provided by Section 2.3(d) hereof, bear the applicable restricted notes legend and definitive notes legend set forth in Exhibit 1 hereto.

(c)  In the event of the occurrence of one of the events specified in Section 2.4(a) hereof, the Issuer shall promptly make available to the Trustee a reasonable supply of Definitive Notes in definitive, fully registered form without interest coupons.  In the event that such Definitive Notes are not issued, the Issuer expressly acknowledges, with respect to the right of any Holder to pursue a remedy pursuant to this Indenture, including pursuant to Section 507, the right of any beneficial owner of Notes to pursue such remedy with respect to the portion of the Global Note that represents such beneficial owner’s Notes as if such Definitive Notes had been issued.

(d)  In connection with any proposed transfer of Definitive Notes in exchange for Global Notes, the Issuer or the Depositary shall be required to provide or cause to be provided to the Trustee all information necessary to allow the Trustee to comply with any applicable tax reporting obligations, including without limitation any cost basis reporting obligations under Internal Revenue Code Section 6045.  The Trustee may rely on information provided to it and shall have no responsibility to verify or ensure the accuracy of such information.

EXHIBIT 1
to APPENDIX I

[FORM OF FACE OF INITIAL NOTE]

[Global Notes Legend]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DEPOSITARY”) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO THE DEPOSITARY, TO NOMINEES OF THE DEPOSITARY OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

[Restricted Notes Legend]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.  NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.  THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES:  ONE YEAR AFTER THE LATEST OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY),] [IN THE CASE OF REGULATION S NOTES:  40 DAYS AFTER THE LATEST OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S], ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS NOT A QUALIFIED INSTITUTIONAL BUYER AND THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF $250,000 OF SECURITIES OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D), (E) OR (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM.  A SECURITY NOT BEARING THIS LEGEND WILL BE ISSUED AFTER THE RESALE RESTRICTION TERMINATION DATE IN ACCORDANCE WITH APPLICABLE PROCEDURES OF THE DEPOSITORY TRUST COMPANY, OR IF THE SECURITIES ARE NOT GLOBAL SECURITIES, UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.  [IN THE CASE OF REGULATION S NOTES:  BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.]

BY ITS ACQUISITION OF THIS SECURITY, THE HOLDER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), OF A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”) OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE (“SIMILAR LAWS”), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT, OR (2) THE ACQUISITION AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS.

[Definitive Notes Legend]

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

No	$

Entegris Escrow Corporation, a Delaware corporation, promises to pay to [          ]1 a, or registered assigns, the principal sum [of          U.S. dollars]2 on June 15, 2030.

Interest Payment Dates:  June 15 and December 15 (commencing on December 15, 2022).

Record Dates:  June 1 and December 1.

Additional provisions of this Note are set forth on the other side of this Note.

Dated:

ENTEGRIS ESCROW CORPORATION

by
Name:
Title:

1 For Global Notes insert:  Cede & Co.

2 For Global Notes insert:  set forth on the Schedule of Increases or Decreases of Global Note attached hereto.

Exhibit 1-2

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

Dated:_________

This is one of the Notes designated therein referred to in the within-mentioned Indenture.

TRUIST BANK, as Trustee

by
Authorized Signatory

Exhibit 1-3

[FORM OF REVERSE SIDE OF INITIAL NOTE]
5.950% Senior Unsecured Note Due 2030

1.          Principal and Interest.

The Issuer will pay the principal of this Note on June 15, 2030.

The Issuer promises to pay interest on the principal amount of this Note on each Interest Payment Date, as set forth below, at the rate of 5.950% per annum.

Interest will be payable semi-annually (to the Holders of record of the Notes (or any Predecessor Notes) at the close of business on June 1 or December 1 immediately preceding the Interest Payment Date) on each Interest Payment Date, commencing December 15, 2022.

Interest on this Note will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from June 30, 2022; provided, however, that, if there is no existing Default in the payment of interest and if this Note is authenticated between a Regular Record Date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such Interest Payment Date.  Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Issuer shall pay interest on overdue principal and premium, if any, and interest on overdue installments of interest, to the extent lawful, at a rate per annum equal to the rate of interest applicable to the Notes.

2.          Method of Payment.

The Issuer will pay interest (except Defaulted Interest) on the principal amount of the Notes on each June 15 and December 15 (commencing on December 15, 2022) to the Persons who are Holders (as reflected in the Note Register at the close of business on June 1 and December 1 immediately preceding the Interest Payment Date), in each case, even if the Note is cancelled on registration of transfer or registration of exchange after such Regular Record Date; provided, however, that, with respect to the payment of principal, the Issuer will make payment to the Holder that surrenders this Note to any Paying Agent on or after June 15, 2030.

The Issuer will pay principal, interest and premium, if any, in U.S. dollars.

However, the Issuer may pay principal, interest or premium, if any, by its check payable in such money; provided, that all payments of principal, premium, if any, and interest with respect to Notes represented by one or more permanent Global Notes registered in the name of or held by the Depositary will be made by wire transfer of immediately available funds to the Depositary; provided, further, that all payments of principal, premium, if any, and interest with respect to certificated Notes will be made by wire transfer of immediately available funds to any Holder of such Notes in certificate form in immediately available funds to accounts specified by the holders of such certificate notes at least ten days in advance of the applicable payment date.  Subject to the foregoing sentence, the Issuer may make payments on the Notes by mailing a check for such interest to a Holder’s registered address (as reflected in the Note Register).  If a payment date is a date other than a Business Day at a place of payment, payment may be made at that place on the next succeeding day that is a Business Day and no interest shall accrue for the intervening period.

Exhibit 1-4

3.          Paying Agent and Note Registrar.

The Issuer initially appoints Truist Bank, as Paying Agent and Note Registrar.  The Issuer may change any Paying Agent or Note Registrar upon written notice thereto.  The Issuer, any Subsidiary or any Affiliate of any of them may act as Paying Agent, Note Registrar or co-registrar.

4.          Indenture.

The Issuer issued the Notes under an Indenture dated as of June 30, 2022 (the “Indenture”), among the Issuer and the Trustee.  Capitalized terms herein are used as defined in the Indenture unless otherwise indicated.  The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.  The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of all such terms.  To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Note and the terms of the Indenture, the terms of the Indenture shall control.

The Notes are unsecured senior obligations of the Issuer.  The Indenture does not limit the aggregate principal amount of the Notes.

5.          Redemption.

Optional Redemption.  At any time prior to June 15, 2025, the Issuer may at its option on any one or more occasions redeem all or a part of the Notes, upon written notice as described in Section 1105 of the Indenture, at a Redemption Price equal to 100.00% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but not including, the Redemption Date, subject to the rights of Holders of record of Notes on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date.

On and after June 15, 2025, the Issuer may at its option redeem the Notes, in whole or in part, on any one or more occasions, upon notice as described in Section 1105 of the Indenture, at the Redemption Prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the applicable Redemption Date, if such Redemption Date for the Notes being redeemed occurs during the twelve-month period beginning on June 15 of each of the years indicated below, subject to the right of Holders of record of Notes on the relevant Regular Record Date to receive interest on an Interest Payment Date that is on or prior to such Redemption Date:

Year	Percentage
2025	102.975%
2026	101.983%
2027	100.992%
2028 and thereafter	100.000%

Exhibit 1-5

In addition, at any time prior to June 15, 2025, the Issuer may, at its option, upon notice as described in Section 1105 of the Indenture, on any one or more occasions redeem up to 40.00% of the aggregate principal amount of Notes issued under the Indenture (calculated after giving effect to any issuance of Additional Notes) at a Redemption Price equal to 105.95% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the applicable Redemption Date, subject to the right of Holders of record of notes on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date, with an amount of cash equal to the net cash proceeds of an Equity Offering by the Issuer; provided, however, that at least 60.00% of the aggregate principal amount of Notes issued under the Indenture (calculated after giving effect to any issuance of Additional Notes and excluding Notes held by the Issuer and its Subsidiaries) remains outstanding immediately after the occurrence of each such redemption; provided further, however, that each such redemption occurs within 120 days of the date of closing of each such Equity Offering.

Mandatory Redemption.  The Notes shall be subject to a Special Mandatory Redemption pursuant to Section 1109 of the Indenture.  Except for a Special Mandatory Redemption pursuant to Section 1109 of the Indenture, the Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

6.          Repurchase upon a Change of Control.

Upon the occurrence of a Change of Control Repurchase Event, the Holders of the Notes will have the right to require that the Issuer purchase such Holder’s outstanding Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of purchase.

7.          Denominations; Transfer; Exchange.

The Notes are in registered form without coupons in denominations of $2,000 principal amount and integral multiples of $1,000 in excess thereof.  A Holder may transfer or exchange Notes in accordance with the Indenture.  The Note Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture.  The Note Registrar need not register the transfer or exchange of any Notes selected for redemption (except, in the case of a Note to be redeemed in part, the portion of the Note not to be redeemed) or any Notes for a period of 15 days before the mailing of a notice of redemption of Notes to be redeemed.

8.          Persons Deemed Owners.

A registered Holder may be treated as the owner of a Note for all purposes.

9.          Unclaimed Money.

If money for the payment of principal (and premium, if any) or interest remains unclaimed for two years, the Trustee and the Paying Agent will pay the money back to the Issuer at its written request.  After that, Holders entitled to the money must look to the Issuer for payment, unless an abandoned property law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

Exhibit 1-6

10.          Discharge and Defeasance Prior to Redemption or Maturity.

If the Issuer irrevocably deposits, or causes to be deposited, with the Trustee money or Government Securities sufficient to pay the then outstanding principal of, and premium, if any, and accrued interest on, the Notes (a) to the Redemption Date or Maturity Date, the Issuer will be discharged from its obligations under the Indenture and the Notes, except in certain circumstances for certain covenants set forth in the Indenture, and (b) to the Stated Maturity, the Issuer will be discharged from certain covenants set forth in the Indenture.

11.          Amendment; Supplement; Waiver.

Subject to certain exceptions, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Notes, and any existing Default or compliance with any provision may be waived with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes.  Without notice to or the consent of any Holder, the parties thereto may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, omission, mistake, defect or inconsistency and make any change that does not adversely affect the rights of any Holder.

12.          Restrictive Covenants.

The Indenture contains certain covenants, including covenants with respect to the following matters:  (i) Limitation on Liens; (ii) Limitation on Subsidiary Debt; (iii) Limitation on Sale and Leaseback Transactions; (iv) mergers, consolidations and certain transfers of assets; and (v) purchase of Notes upon a Change of Control Repurchase Event.  Within 120 days after the end of each fiscal year, the Issuer must report to the Trustee on compliance with such limitations.

13.          Successor Persons.

When a successor Person or other entity assumes all the obligations of its predecessor under the Notes and the Indenture in accordance with the terms of the Indenture, the predecessor Person will be released from those obligations.

Exhibit 1-7

14.          Remedies for Events of Default.

If an Event of Default, as defined in the Indenture, occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Outstanding Notes may declare all the Notes to be immediately due and payable.  If a bankruptcy or insolvency Default with respect to the Issuer occurs and is continuing, the Notes automatically become immediately due and payable.  Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee shall be under no obligation to exercise any rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless such Holders have offered indemnity or security against any loss, liability, claim or expense satisfactory to the Trustee.  Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee.  The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

15.          Guarantees.

Following the Assumption, the Issuer’s obligations under the Notes will be fully and unconditionally guaranteed on a senior unsecured basis, to the extent set forth in the Indenture, by each of the Guarantors.

16.          Trustee Dealings with Issuer.

The Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may make loans to, accept deposits from, perform services for, and otherwise deal with, the Issuer and its Affiliates as if it were not the Trustee.

17.          Authentication.

This Note shall not be valid until the Trustee manually signs the certificate of authentication on the other side of this Note.

18.          Abbreviations.

Customary abbreviations may be used in the name of a Holder or an assignee, such as:  TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and U/G/M/A (= Uniform Gifts to Minors Act).

19.          CUSIP Numbers.

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP numbers in notices as a convenience to Holders.  No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice and reliance may be placed only on the other identification numbers placed thereon.

20.          Governing Law.

THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.  THE PARTIES HERETO AGREE TO SUBMIT TO THE JURISDICTION OF ANY UNITED STATES FEDERAL OR STATE COURT LOCATED IN THE BOROUGH OF MANHATTAN, IN THE CITY OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SECURITY OR THE INDENTURE.

Exhibit 1-8

The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture.  Requests may be made to Entegris, Inc., 129 Concord Road, Billerica, Massachusetts 01821.

Capitalized terms used herein but not defined herein shall have the meanings given to such terms in the Indenture.

Exhibit 1-9

ASSIGNMENT FORM

To assign this Note, fill in the form below:

I or we assign and transfer this Note to

(Print or type assignee’s name, address and zip code)

(Insert assignee’s soc. sec. or tax I.D. No.)

and irrevocably appoint _____________________ agent to transfer this Note on the books of the Issuer.  The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

In connection with any transfer of any of the Notes evidenced by this certificate occurring prior to the date that is one year after the later of the date of original issuance of such Notes and the last date, if any, on which such Notes were owned by the Issuer or any “Affiliate” of the Issuer within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)	to the Issuer or a Subsidiary of the Issuer; or

(2)	to the Registrar for registration in the name of the Holder, without transfer; or

(3)	pursuant to an effective registration statement under the Securities Act; or

(4)
inside the United States to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act; or

(5)	outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act in compliance with Rule 904 under the Securities Act; or

(6)	pursuant to the exemption from registration provided by Rule 144 under the Securities Act; or

(7)
to an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or under the Securities Act), that has furnished to the Trustee a signed letter in the form of Exhibit 2 to Appendix I containing certain representations and agreements relating to the transfer of this Note.

Exhibit 1-10

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered holder thereof; provided, however, that if box (5), (6) or (7) is checked, the Trustee shall be entitled to require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Issuer has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, such as the exemption provided by Rule 144 under such Act.

Signature

Signature Guarantee:

Signature must be guaranteed	Signature

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Note Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Note Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

TO BE COMPLETED BY PURCHASER IF (2) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated: _______________

Notice:  To be executed by an executive officer

[TO BE ATTACHED TO GLOBAL NOTES]

Exhibit 1-11

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE

The Initial principal amount of this Global Note is $_________.  The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of decrease in Principal amount of this Global Note	Amount of increase in Principal amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Notes Custodian

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuer pursuant to Section 1013 of the Indenture, check the box:

  If you want to elect to have only part of this Note purchased by the Issuer pursuant to Section 1013 of the Indenture, state the amount in principal amount:  $

Date:	Your Signature:

(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee:
(Signature must be guaranteed)

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Note Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Note Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Exhibit 1-12

EXHIBIT 2
to APPENDIX I

Form of
Transferee Letter of Representation

[Entegris Escrow Corporation
c/o] Entegris, Inc.
129 Concord Road
Billerica, MA 01821

Truist Bank
Attn:  Corporate Trust and Escrow Services
2713 Forest Hills Road, S.W., Building 2, Floor 2
Wilson, NC 27893
Client Manager:  Thomas Clower
Phone:  (252) 246-4974

Ladies and Gentlemen:

This certificate is delivered to request a transfer of $          principal amount of the 5.950% Senior Unsecured Notes Due 2030 (the “Notes”) of Entegris Escrow Corporation, a Delaware corporation (the “Issuer”).

Upon transfer, the Notes would be registered in the name of the new beneficial owner as follows:

Name:__________

Address:          ____________________

Taxpayer ID Number: __________

The undersigned represents and warrants to you that:

1.          We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the “Securities Act”)), purchasing for our own account or for the account of such an institutional “accredited investor” at least $250,000 principal amount of the Notes, and we are acquiring the Notes not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act.  We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we invest in or purchase securities similar to the Notes in the normal course of our business.  We, and any accounts for which we are acting, are each able to bear the economic risk of our or its investment.

Exhibit 2-1

2.          We understand that the Notes have not been registered under the Securities Act and, unless so registered, may not be sold except as permitted in the following sentence.  We agree on our own behalf and on behalf of any investor account for which we are purchasing Notes to offer, sell or otherwise transfer such Notes prior to the date that is one year after the later of the date of original issue and the last date on which the Issuer or any affiliate of the Issuer was the owner of such Notes (or any predecessor thereto) (the “Resale Restriction Termination Date”) only (i) to the Issuer, (ii) pursuant to a registration statement that has been declared effective under the Securities Act, (iii) in a transaction complying with the requirements of Rule 144A under the Securities Act (“Rule 144A”), to a person we reasonably believe is a qualified institutional buyer under Rule 144A (a “QIB”) that is purchasing for its own account or for the account of a QIB and to whom notice is given that the transfer is being made in reliance on Rule 144A, (iv) pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, (v) to an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act that is purchasing for its own account or for the account of such an institutional “accredited investor,” in each case in a minimum principal amount of Securities of $250,000, or (vi) pursuant to any other available exemption from the registration requirements of the Securities Act, subject in each of the foregoing cases to any requirement of law that the disposition of our property or the property of such investor account or accounts be at all times within our or their control and in compliance with any applicable state securities laws.  The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date.  If any resale or other transfer of the Notes is proposed to be made pursuant to clause (v) above prior to the Resale Restriction Termination Date, the transferor shall deliver a letter from the transferee substantially in the form of this letter to the Issuer and the Trustee, which shall provide, among other things, that the transferee is an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act and that it is acquiring such Notes for investment purposes and not for distribution in violation of the Securities Act.  Each purchaser acknowledges that the Issuer and the Trustee reserve the right prior to the offer, sale or other transfer prior to the Resale Restriction Termination Date of the Notes pursuant to clause (iv), (v) or (vi) above to require the delivery of an opinion of counsel, certifications or other information satisfactory to the Issuer and the Trustee.

TRANSFEREE: __________,

by

Exhibit 2-2

EXHIBIT A

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of ______ 20__, among the Issuer, (the “Guaranteeing Subsidiary”), a subsidiary of the Issuer and Truist Bank, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS the Issuer has heretofore executed and delivered to the Trustee an indenture dated as of June 30, 2022 (the “Indenture”), providing for the issuance of 5.950% Senior Unsecured Notes due 2030 (the “Notes”);

WHEREAS the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Issuer’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and

WHEREAS pursuant to Section 901 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1.          CAPITALIZED TERMS.  Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.          AGREEMENT TO GUARANTEE.  The Guaranteeing Subsidiary hereby agrees to provide an unconditional Note Guarantee on the terms and subject to the conditions set forth in the Indenture, including, but not limited to, Article 12 thereof.

3.          NO RECOURSE AGAINST OTHERS.  No past, present or future director, officer, employee, incorporator, stockholder or agent of the Guaranteeing Subsidiary, as such, shall have any liability for any obligations of the Issuer or any Guaranteeing Subsidiary under the Notes, any Note Guarantees, the Indenture or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation.  Each Holder of the Notes by accepting a Note waives and releases all such liability.  The waiver and release are part of the consideration for issuance of the Notes.

4.          GOVERNING LAW.  THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.  THE PARTIES HERETO AGREE TO SUBMIT TO THE JURISDICTION OF ANY UNITED STATES FEDERAL OR STATE COURT LOCATED IN THE BOROUGH OF MANHATTAN, IN THE CITY OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE.

5.          COUNTERPARTS.  The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.  The exchange of copies of the Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of the Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes.  Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.  This Supplemental Indenture shall be valid, binding, and enforceable against a party when executed and delivered by an authorized individual on behalf of the party by means of (i) an original manual signature; (ii) a faxed, scanned, or photocopied manual signature, or (iii) any other electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including any relevant provisions of the UCC (collectively, “Signature Law”), in each case to the extent applicable.  Each faxed, scanned, or photocopied manual signature, or other such electronic signature, shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature.  Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other such electronic signature, of any other party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof.  For the avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings when required under the UCC or other Signature Law due to the character or intended character of the writings.

6          EFFECT OF HEADINGS.  The Section headings herein are for convenience or reference only and are not intended to be considered a part hereof and shall not affect the construction hereof.

7.          THE TRUSTEE.  The Trustee makes no representation as to and shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Issuer.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

Dated: _________, 20___

ENTEGRIS, INC., as Issuer

by
Name:
Title:

[GUARANTEEING SUBSIDIARY],

by
Name:
Title:

TRUIST BANK, as Trustee

by
Name:
Title:

EXHIBIT B

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED IN CONNECTION WITH THE ASSUMPTION

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of ______ 20__, among the Entegris, Inc. (the “Company”), Entegris Escrow Corporation (the “Escrow Issuer”), the Guarantors party hereto and Truist Bank, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS the Issuer has heretofore executed and delivered to the Trustee an indenture dated as of June 30, 2022 (the “Indenture”), providing for the issuance of 5.950% Senior Unsecured Notes due 2030 (the “Notes”);

WHEREAS Section 803 of the Indenture requires the Company to execute this Supplemental Indenture upon consummation of the Assumption on the Effective Date;

WHEREAS Section 1211 of the Indenture requires certain of the Company’s direct and indirect subsidiaries (including the Target and certain of its direct and indirect subsidiaries) (the “Assumption Guarantors”) to execute and deliver to the Trustee a supplemental indenture pursuant to which such Assumption Guarantors shall unconditionally guarantee all of the Issuer’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and

WHEREAS pursuant to Section 901 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, each of the Company, the Assumption Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1.          CAPITALIZED TERMS.  Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.          AGREEMENT TO BE BOUND.  The Company hereby assumes the Escrow Issuer’s obligations for the due and punctual payment of the principal of and interest, and any Applicable Premium, if applicable, on all Notes issued pursuant to the Indenture and the performance and observance of each other obligation and covenant set forth in the Indenture to be performed or observed on the part of the Escrow Issuer.  The Company is hereby substituted for, and may exercise every right and power of, the Escrow Issuer under the Indenture with the same effect as if the Company had been named as the Issuer in the Indenture, and the Company is a successor corporation under the Indenture.

3.          AGREEMENT TO GUARANTEE.  Each of the Assumption Guarantors hereby agrees to provide an unconditional Note Guarantee on the terms and subject to the conditions set forth in the Indenture, including, but not limited to, Article 12 thereof and to be bound by all applicable provisions of the Indenture and the Notes.

4.          GOVERNING LAW.  THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.  THE PARTIES HERETO AGREE TO SUBMIT TO THE JURISDICTION OF ANY UNITED STATES FEDERAL OR STATE COURT LOCATED IN THE BOROUGH OF MANHATTAN, IN THE CITY OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE.

5.          RATIFICATION OF INDENTURE; SUPPLEMENTAL INDENTURES PART OF INDENTURE.  Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This  Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

6.          COUNTERPARTS.  The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.  The exchange of copies of the Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of the Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes.  Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.  This Supplemental Indenture shall be valid, binding, and enforceable against a party when executed and delivered by an authorized individual on behalf of the party by means of (i) an original manual signature; (ii) a faxed, scanned, or photocopied manual signature; or (iii) any other electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including any relevant provisions of the UCC (collectively, “Signature Law”), in each case to the extent applicable.  Each faxed, scanned, or photocopied manual signature, or other such electronic signature, shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature.  Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other such electronic signature, of any other party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof.  For the avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings when required under the UCC or other Signature Law due to the character or intended character of the writings.

7          EFFECT OF HEADINGS.  The Section headings herein are for convenience or reference only and are not intended to be considered a part hereof and shall not affect the construction hereof.

8.          THE TRUSTEE.  The Trustee makes no representation as to and shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by each of the Assumption Guarantors and the Issuer.

9.          SEVERABILITY.  In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

Dated: _________, 20___

ENTEGRIS ESCROW CORPORATION

by
Name:
Title:

ENTEGRIS, INC.

by
Name:
Title:

ENTEGRIS GP, INC.

by
Name:
Title:

ENTEGRIS INTERNATIONAL HOLDINGS IV LLC

by
Name:
Title:

ENTEGRIS INTERNATIONAL HOLDINGS V LLC

by
Name:
Title:

ENTEGRIS INTERNATIONAL HOLDINGS, INC.

by
Name:
Title:

ENTEGRIS PACIFIC LTD.

by
Name:
Title:

ENTEGRIS PROFESSIONAL SOLUTIONS, INC.

by
Name:
Title:

ENTEGRIS SPECIALTY MATERIALS, LLC

by
Name:
Title:

ENTEGRIS TAIWAN HOLDINGS, INC.

by
Name:
Title:

POCO GRAPHITE, INC.

by
Name:
Title:

CMC MATERIALS, INC.

by
Name:
Title:

CMC MATERIALS GLOBAL CORPORATION

by
Name:
Title:

QED TECHNOLOGIES INTERNATIONAL, INC.

by
Name:
Title:

NEXPLANAR CORPORATION

by
Name:
Title:

INTERNATIONAL TEST SOLUTIONS, LLC

by
Name:
Title:

CMC MATERIALS KMG CORPORATION

by
Name:
Title:

KMG-BERNUTH, INC.

by
Name:
Title:

CMC MATERIALS EC, INC.

by
Name:
Title:

VAL-TEXAS, LLC

by
Name:
Title:

SEALWELD (USA), INC.

by
Name:
Title:

KMG-FLOWCHEM, INC.

by
Name:
Title:

FLOWCHEM LLC

by
Name:
Title:

FLX INC.

by
Name:
Title:

TRUIST BANK, as Trustee

by
Name:
Title:

EXHIBIT C

INCUMBENCY CERTIFICATE

The undersigned,          _________, being the _________of [Entegris Escrow Corporation/Entegris, Inc.]3, a Delaware corporation (the “Issuer”), does hereby certify, in such capacity and not in any individual capacity, that the individuals listed below are qualified and acting officers of the applicable entity as set forth in the right column opposite their respective names and the signatures appearing in the extreme right column opposite the name of each such officer is a true specimen of the genuine signature of such officer and such individuals have the authority to execute documents to be delivered to, or upon the request of, Truist Bank, as Trustee under the Indenture dated as of June 30, 2022, by and among the Issuer and Truist Bank.

Name	Title and Entity	Signature

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this

Certificate as of the ____ day of          , 20__.

[ENTEGRIS ESCROW CORPORATION/ENTEGRIS, INC.]4

By:
Name:
Title:

3 Prior to the Assumption, Entegris Escrow Corporation; following the Assumption, Entegris, Inc.

4 Prior to the Assumption, Entegris Escrow Corporation; following the Assumption, Entegris, Inc.

C-1